Form 10-K, Exhibit 13
period 1997-12-31
TFC ENTERPRISES INC
filed 1998-03-31
CIK 913958

TFC ENTERPRISES, INC.

                               1997 Annual Report

To Our Shareholders:

TFC Enterprises, Inc.'s mission in 1997 was to continue improving on the goals established in 1996 and to rebuild the Company's volume of business. I am pleased to report significant progress was accomplished during 1997. TFC Enterprises, Inc., returned to profitability reporting a net income of $0.7 million, or $0.06 per share as compared to a net loss of $(7.6) million, or $(0.67) per share in 1996, and a net loss of $(6.5) million or $(0.57) per share in 1995.

Business volume at The Finance Company (TFC) during 1997 was $155.9 million compared to $120.0 million during 1996, a 30% increase. Our decision to utilize regional loan production offices was a primary reason for this increase in new business acquired. Each of these five loan production offices located in Killeen, Texas; San Diego, California; Jacksonville, Florida; and two in Norfolk, Virginia, are managed by seasoned professionals who deserve recognition for their accomplishments.

TFC's net contract receivables balance at December 31, 1997 represents a slight decrease of $0.6 million from December 31, 1996. This compares with a decrease in receivables during 1996 of $49.2 million. Receivables actually grew during the fourth quarter of 1997 by $5.3 million. It is significant that receivables generated during 1995 and prior years have liquidated to $20.6 million at December 31, 1997, and represent only 12% of total receivables. By the end of 1998, receivables acquired prior to 1996 will be a small percentage of the total outstanding.

During this period of growth, TFC's 60 day and over delinquency declined from 10.28% at year end 1996 to 9.28% at year end 1997. Also, net charged off of loans declined from $40.1 million during 1996 to $27.5 million during 1997. This improvement in large part was attributable to the Point-of-Sale Service Center located in Norfolk, Virginia. Under the direction of our General Manager and an excellent staff, the service center continued to show substantial improvement in reducing delinquency and charge-off.

Another of our subsidiaries, First Community Finance, was a steady producer. First Community Finance, which extends small direct consumer loans, grew its volume from $13.2 million in 1996 to $16 million in 1997, a 21% increase, and increased its net outstanding receivables from $8.8 million at year end 1996 to $11.7 million at year end 1997, a 33% increase. The number of branch offices increased from ten at year end 1996 to 15 at year end 1997. Sixty (60) day and over delinquency ended 1997 at 3.14% as compared to 2.75% at year end 1996, a slight increase.

Thinking back to early 1996 when I resumed the position of President and CEO, we were faced with many challenges: inappropriate underwriting and inadequate pricing resulted in more than a $30 million charge to equity to cover the charge-off of loans made during late 1994 and throughout 1995; the Company's servicing abilities were strained because of a serious delinquency problem; operating expenses had grown to an all time high; and, the management team needed to be re-evaluated to ensure the strongest possible team would be in place to move the Company forward. Because of the experience and strength of the new management team, the Company met these challenges.

All in all, 1997 proved to be a solid year in our rebuilding process. In addition to all of the positive trends mentioned above, 1997 was a year where we continued to see a number of our competitors experience problems. This has resulted in many of these companies either suspending or curtailing their loan acquisitions.

Our objectives for 1998 will be to maintain solid underwriting standards, while showing patience in increasing our business volume, continue our efforts to increase our yields through improved pricing, and further reduce delinquency and charge-off. Additionally, we will attempt to improve our cost of funds, increase our credit lines and increase our capital base to accommodate the growth opportunities that will surely surface during 1998.

Your support in the past is greatly appreciated. We look forward to meeting the opportunities of 1998 and beyond.





                                          Robert S. Raley, Jr.
                                          Chairman of the Board, President and
                                          Chief Executive Officer

The Year in Review

TFC Enterprises, Inc., reported a net income of $0.7 million, or $0.06 per common share, in 1997, compared to a net loss of $(7.6) million, or $(0.67) per common share, in 1996, and net loss of $(6.5) million, or $(0.57) per common share, in 1995.

TFC Enterprises, Inc., achieved success in a number of areas during 1997. Highlights for 1997 included:

o The Company returned to profitability. The Company achieved these results while absorbing the cost of opening six new offices, four of which were in the fourth quarter.

o We purchased $171.9 million of contracts as compared to $133.2 million in 1996.

o The performance of the entire contract portfolio through year end, with charge-offs totaling 18.6% of gross contracts purchased compared to 22.3% for 1996 and 60-day delinquency rates at 8.9% compared to 9.9% for 1996, indicates that our underwriting and collection performance has returned to acceptable levels.

o In the Fourth Quarter, a Point-of-Sale Loan Production Office was opened in Jacksonville, Florida. The office shares existing leased space with the Jacksonville Portfolio Service Center. Loans purchased by this office are serviced at our Point-of-Sale Service Center in Norfolk, Virginia. Early results from this office are very favorable.

o In December, the Point-of-Sale Loan Production Office was re-located to Killeen, Texas from Dallas, Texas. This re-location positioned the office much closer to the largest concentration of military personnel in the Southwest. This move immediately resulted in an increase in business from the Killeen area with no reduction in business from the other geographic areas that had been served from the Dallas office.

o Our consumer finance company, First Community Finance (FCF), completed another successful year of continued expansion in Virginia and North Carolina, growing from ten to 15 branches. FCF has proven that it can originate high quality contracts while expanding rapidly, finishing 1997 with a 60-day delinquency rate of 3.1% and total charge-off during the year representing 4.0% of average receivables. Additional expansion of new branches in 1998 is being evaluated.

Additional areas of focus in 1998 will include:

o Controlling credit quality. The Company continues its centralized control of the underwriting function under its chief lending officer, who closely monitors the contract origination activity of all loan production offices. This control is enhanced by utilization of TFC's Automated Application Processing system, which permits on-line review of all contract application processing from corporate headquarters in Norfolk.

o Pricing strategy. In order to improve earnings the Company is implementing a strategy to improve pricing. Given the decrease in competition, management feels this will be achievable.

o Collections. To continue to improve collections, the Company will focus on employee retention through better benefits, employee rewards programs, and training. The Company will continue to aggressively pursue recovery of charged-off accounts.

o Expansion. Additional TFC Loan Production Offices and FCF Branches are being evaluated. Given the decrease in competition within our industry, new offices are expected to generate increased volume levels while maintaining credit quality.

o Improving liquidity and funding. With the Company's improved performance in 1997, we are committed to evaluating alternative funding sources to allow us to improve the interest margin. The Company is currently evaluating capital sources, securitizations, participating lenders, and subordinated debt.

FINANCIAL HIGHLIGHTS

(dollars in thousands, except
 per share amounts)

-----------------------------------------------------------------------------------------------------------------------
For the year                                                                 1997               1996               1995
Net income (loss)                                                        $    707          $ (7,596)          $ (6,461)
Net income (loss) per common basic/diluted share                             0.06             (0.67)             (0.57)
Average common and common equivalent
shares outstanding (in thousands)                                          11,290             11,290             11,283
---------------------------------------------------------------  ---------------- ------------------ ------------------
Performance ratios:
Return on average common equity                                             2.30%                 NM                 NM
Return on average assets                                                     0.47                 NM                 NM
Yield on interest earning assets                                            21.30             21.51%             23.16%
Cost of interest bearing liabilities                                        10.85               9.54               8.61
Net interest margin                                                         13.38              14.36              17.28
Operating expense as a percentage of
  average interest earning assets (a)                                       13.17              12.83              10.62
Total net charge-offs to average
  gross contract receivables
  net of unearned interest                                                  18.60              22.25              21.22
60 day delinquencies to period end
  gross contract receivables                                                 8.85               9.89               6.80
Total allowance and nonrefundable
  reserve to period end gross contract

  receivables net of unearned interest                                      14.70              17.88              19.66
Equity to assets, period end                                                21.02              18.83              16.92
---------------------------------------------------------------  ---------------- ------------------ ------------------
Average balances:
Interest earning assets (b)                                              $151,743           $188,239           $213,154
Total assets                                                              148,932            186,040            205,509
Interest bearing liabilities                                              110,812            140,943            145,540
Equity                                                                     30,731             36,386             45,539
---------------------------------------------------------------  ---------------- ------------------ ------------------


Note: Throughout this report, ratios are based on unrounded numbers and factors contributing to changes between periods are noted in descending order of materiality.
NM - Not meaningful.

(a) Excludes a $1.8 million charge for severance benefits and a $0.6 million charge for restructuring in 1996.
(b) Average interest-bearing deposits and gross contract receivables, net of unearned interest revenue and unearned discount.

The Five-Year Summary of Selected Financial Data should be reviewed in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the accompanying Consolidated Financial Statements of TFC Enterprises, Inc., including notes thereto.

Five-Year Summary of Selected Financial Data

                                                                                 Years ended December 31

(in thousands)                                                   1997           1996           1995            1994           1993
                                                                 ----           ----           ----            ----           ----
Statement of Operations data:
Net interest revenue                                          $20,298        $27,033        $36,825         $27,958        $19,401
Provision for credit losses                                       719          8,733         26,500              53          1,688
                                                             --------       --------         ------        --------        -------
Net interest revenue after provision
  for credit losses                                            19,579         18,300         10,325          27,905         17,713

Other revenue                                                   1,105          1,436          2,292           2,685          2,238

Operating expense:

Amortization of intangible assets                               1,091          1,091          1,091           1,091          1,267
Contingent interest on convertible notes (a)                        -              -              -               -          2,994
Contingent earnout payments (b)                                     -              -              -               -          1,645
Severance benefits                                                  -          1,804              -               -              -
Restructuring charge                                                -            590              -               -              -
Other                                                          18,886         23,055         21,551          17,389         13,315
                                                               ------         ------         ------          ------         ------
Total operating expense                                        19,977         26,540         22,642          18,480         19,221
                                                               ------         ------         ------          ------         ------

Income (loss) before income taxes                                 707         (6,804)       (10,025)         12,110            730
Provision for (benefit from) income taxes                           -            792         (3,564)          4,879          2,472
                                                                -----        --------       --------        -------        -------

Net income (loss)                                            $   707         $(7,596)       $(6,461)        $ 7,231       $(1,742)
                                                             ========        ========       ========        =======       ========

                                       4

                                                                                  Years ended December 31

(dollars in thousands, except per share)                         1997           1996            1995           1994            1993
                                                                 ----           ----            ----           ----            ----
Net income (loss) per common share :
     Basic                                                      $0.06         $(0.67)         $(0.57)          $0.64            NA
     Diluted                                                    $0.06         $(0.67)          (0.57)          $0.64            NA
Pro forma net income (loss) per
     common share: (c)
     Primary (d)                                                    -              -               -               -        $(0.11)
     Supplemental (e)                                               -              -               -               -          0.41


Balance Sheet data:
Net contract receivables                                     $128,503       $126,252        $171,051        $139,176      $ 93,193
Total assets                                                  147,833        156,508         215,146         166,552       126,396
Total debt                                                    109,786        120,378         170,459         115,531        87,997
Shareholders' equity                                           31,080         29,862          36,404          42,845        28,459


(a) Contingent interest expense reflects the change in value of the put/call option relating to the Company's 13.50% Subordinated Convertible Notes, which were retired with the proceeds of the Company's initial public offering. See Note 5 of the Notes to Consolidated Financial Statements.

(b) Contingent earnout payments reflect the amount of earnout payments in excess of the amount that was accrued at May 1, 1990, when RSR Associates acquired 100% of the common stock of TFC Enterprises, Inc.

(c) Pursuant to a Securities and Exchange Commission requirement, historical earnings (loss) per share are not presented for periods prior to 1994, other than on a pro forma basis, because of the lack of comparability resulting from the significant withdrawals of capital, raised through the initial public offering, to fund earnout payments and to purchase contingent stock rights.

(d) Pro forma primary net income per common share for the year ended December 31, 1993, is calculated assuming the issuance, on January 1, 1993, of that portion of the initial public offering sufficient to fund earnout payments and to purchase contingent stock rights.

(e) Pro forma supplemental net income per common share for the year ended December 31, 1993, is calculated assuming issuance, on January 1, 1993, of the entire initial public offering, including the underwriter's over-allotment of 675,000 shares.

NA - Not applicable.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     Cautionary statement under the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995: Included in this Report and other written and oral information presented by management from time to time, including but not limited to, reports to shareholders, quarterly shareholder letters, filings with the Securities and Exchange Commission, news releases and investor presentations, are forward-looking statements about business strategies, market potential, potential for future point-of-sale and portfolio purchases, future financial performance and other matters that reflect management's expectations as of the date made. Without limiting the foregoing, the word "believes," "anticipates," "plans," "expects,""seeks," and similar expressions are intended to identify forward-looking statements. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: the Company's dependence on its line of credit, the fluctuating interest rates associated with its line of credit and the impact of installment contract defaults. Please refer to a discussion of these and other factors in this Report and the Company's other Securities and Exchange Commission filings. See "Risk Factors" below. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

     This section should be reviewed in conjunction with the Five-Year Summary of Selected Financial Data and the accompanying Consolidated Financial Statements of TFC Enterprises, Inc., including notes thereto.

                                    General

     TFC Enterprises, Inc. ("TFCE"or the "Company") conducts its consumer finance operations through two wholly-owned subsidiaries, The Finance Company ("TFC") and First Community Finance, Inc. ("FCF"). Through TFC, the Company is engaged in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles"). The Company focuses its business on installment sales contracts originated by dealers with consumers who are either United States military enlisted personnel, primarily in the E-1 through E-5 grades or, civilians with limited access to traditional sources of consumer credit. Installment sales contracts with military personnel are acquired primarily on an individual basis after the Company has reviewed and approved the vehicle purchaser's credit application (a "point-of-sale purchase"). Contracts with civilians are acquired primarily on a group basis through purchase of a dealer's portfolio of existing installment sales contracts (a "portfolio purchase"). To achieve an acceptable rate of return and provide for credit risks, contracts are purchased from dealers at a discount to the remaining principal balance. Most of the discount is held in a nonrefundable reserve against which credit losses are first applied.

     The Company has been engaged in consumer finance activities since its founding in 1977. From 1991 through 1995, the Company increased contract purchase volume significantly, from $67.1 million to $299.4 million, representing a compound annual growth rate of 45%. Due to the significant credit losses caused by 1995 volume's poor credit quality and inadequate pricing the Company revised its business strategy in 1996 and purchase volume totaled $133.2 million. In 1997 contract volume increased to $171.9 million. Improvement in delinquency and charge-off in 1997 support the conclusion that this growth was achieved without sacrificing credit quality and price.

     The Company's point-of-sale business emphasizes the purchase of installment sales contracts relating primarily to vehicles purchased by United States military enlisted personnel. Point-of-sale purchases provide the Company with the ability to direct the credit underwriting process at the initiation of the installment sales contract. Participating dealers benefit by having a source of financing for a group of customers who typically find financing difficult to obtain, thereby increasing the number of vehicles sold and improving dealer profitability. The military personnel also benefit because the financing provided by the Company enables them to purchase a vehicle that they otherwise might not be able to buy. As of December 31, 1997, $111.3 million, or 60%, of the Company's gross contract receivables represented point-of-sale purchases, compared to $125.6 million, or 67%, at December 31, 1996.

     During 1994 and 1995, to increase volume, the Company expanded its point-of-sale operations into the civilian market. At that time, the Company faced significant competition in this business line. To meet the competition, the Company purchased a substantial number of contracts at prices that, in hindsight, did not adequately reflect the credit risk of the obligor. Compounding this problem was the significantly greater day-to-day servicing requirements and risk of non-payment associated with civilian point-of-sale contracts as compared to more traditional military point-of-sale contracts. When the Company recognized the problems in late 1995, it took action to improve the risk adjusted returns of the Company's portfolio by redirecting the Company toward military point-of-sale and civilian portfolio business lines.

      The Company's portfolio purchase business emphasizes acquisitions of portfolios of seasoned installment sales contracts. These contracts normally have a payment history of at least three months. While the typical portfolio purchase involves less than 100 individual contracts, the Company has, at times, purchased portfolios totaling more than 1,000 contracts. Portfolio purchases provide the Company with demographic diversification, as the majority of customers are not military enlisted personnel. They also provide a payment history on which to evaluate and price the credit risk of the contracts and a relatively efficient mechanism for establishing dealer relationships in new areas. The Company's portfolio purchases benefit dealers by providing an immediate source of liquidity, which in turn benefits the consumers who want to purchase vehicles from these dealers. As of December 31, 1997, $60.0 million, or 33%, of the Company's portfolio of gross contract receivables was attributable to portfolio purchases, compared to $51.8 million, or 28%, at December 31, 1996.

     Through First Community Finance, Inc. the Company is involved in the direct origination and servicing of consumer finance contracts. FCF began operations in the first quarter of 1995 with the opening of two branch offices in Richmond, Virginia. Four additional branches were opened in Virginia in 1995 and four branches were opened in North Carolina in 1996. In 1997 one additional branch was opened in Virginia and four branches were opened in North Carolina. The Company is evaluating additional branch openings in 1998. Gross contract receivables relating to FCF at December 31, 1997, were $12.9 million, or 7%, of the Company's gross contract receivables portfolio, compared to $9.6 million, or 5%, at December 31, 1996.

                             Results of Operations

Net income (loss) and earnings (loss) per common share

     The Company reported net income of $0.7 million, or $0.06 per common share, in 1997, compared to a net loss of $(7.6) million, or $(0.67) per common share in 1996, and a net loss of $(6.5) million, or $(0.57) per common share in 1995. The Company's return to profitability was primarily the result of continuing improvement in the performance of its contract receivables and a 24.7% reduction in operating expenses resulting from the restructuring during 1996. The net loss in 1996 was attributable to an $8.7 million provision for credit losses, severance benefits of $1.8 million related to management downsizing, and approximately $0.6 million of restructuring charges related to closing the Company's Dallas service center. In addition, the net loss for 1996 was higher than the 1995 net loss because of $0.8 million in tax expense recognized in 1996 compared to a tax benefit of $3.6 million recognized in 1995. (See the Provision for income taxes section later in this "Results of Operations" discussion). The reported loss in 1995 was attributable to a $26.5 million provision for credit losses which resulted from a significant increase in delinquencies and credit losses relating to the Company's Jacksonville and Dallas service centers. The provision for credit losses and the credit quality of the Company's portfolio of contract receivables are discussed more fully in the "Credit Quality and Reserves" discussion.

Volume

     Gross contracts purchased or originated in 1997 totaled $171.9 million, compared to $133.2 million in 1996 and $299.4 million in 1995. The increase in 1997 volume compared to 1996 reflected growth in both the Company's point-of-sale and portfolio business lines. Point-of-sale originations increased $26.7 million reflecting the Company's increase in marketing efforts to the military point-of-sale market. Portfolio purchases increased $9.1 million reflecting a continued marketing emphasis in this business line. The decrease in volume in 1996 compared to 1995 came as a result of tightened underwriting standards and from discontinuation of substantially all civilian point-of-sale business in 1996. Contract purchase volume relating to civilian point-of-sale purchases was not significant in 1997 or 1996 as compared to 1995. The 1995 record volume, attributable to a $92.9 million increase in point-of-sale purchases, primarily reflected growth in contract volume related to civilian, rather than military obligors. As a result of the substantial losses incurred in 1995, as discussed above, management took action to improve the risk adjusted returns of the Company's portfolio of contract receivables by redirecting the Company toward military point-of-sale and civilian portfolio purchase business lines. As a result, contract purchase volume in 1997 and 1996 was substantially below the 1995 levels. Also contributing to the slower growth rate in 1996 contract purchase volume was the Company's liquidity and funding situation, which is discussed more fully in Note 5 of the Notes to Consolidated Financial Statements.

Gross contracts purchased or originated were as follows for 1997, 1996, and 1995:

Gross contract volume

                                                       1997                            1996                            1995
                                                       ----                            ----                            ----
(dollars in thousands)                        Amount          Percent         Amount          Percent         Amount         Percent
                                              ------          -------         ------          -------         ------         -------
Contracts purchased
 or originated:
  Auto finance:
     Point-of-sale                          $ 85,311           49.7%        $ 58,623           44.0%        $231,877           77.4%
     Portfolio                                70,520            41.0          61,391            46.1          61,261           20.5
  Consumer finance                            16,023             9.3          13,174             9.9           6,257            2.1
                                              ------             ---          ------             ---           -----            ---
       Total                                $171,854           100.0%       $133,188           100.0%       $299,395          100.0%
                                            --------          ======        --------          ======        ========          ======
Number of contracts purchased or originated:
  Auto finance:
     Point-of-sale                             7,411           25.9%           6,154           25.0%          24,095           58.2%
     Portfolio                                14,157            49.4          11,853            48.1          14,084           34.0
   Consumer finance                            7,093            24.7           6,623            26.9           3,254            7.8
                                               -----            ----           -----            ----           -----            ---
       Total                                  28,661           100.0%         24,630           100.0%         41,433          100.0%
                                              ======           ======         ======           ======         ======          ======

     At year end 1997, the Company was purchasing point-of-sale motor vehicle finance contracts through four Loan Production Offices ("LPO's") located in Norfolk, Virginia; Killeen, Texas; Jacksonville, Florida; and San Diego, California. In December 1997 the Company moved the Dallas LPO to Killeen to be closer to a higher concentration of military installations. In May 1998, the Company intends to open an LPO in Tacoma, Washington. Portfolio purchases are acquired through the portfolio purchase LPO located in Norfolk, Virginia.

     In 1997, FCF originated $16.0 million in consumer finance contracts, compared to $13.1 million in 1996. All consumer finance contract originations are produced and serviced by 15 FCF offices located in Virginia and North Carolina. FCF expanded by adding one new office in Virginia and four new offices in North Carolina during 1997. Management believes there are significant growth opportunities in this segment of the market and is evaluating the impact of further FCF expansion in 1998.

Net interest revenue

                                                                              Years ended December 31

(dollars in thousands)                                       1997                  1996                 1995
                                                             ----                  ----                 ----
Average interest earning assets (a)                       $151,743               $188,239              $213,154
Average interest bearing liabilities                       110,812                140,943               145,540
                                                          --------               --------             ---------
Net interest earning assets                              $  40,931              $  47,296             $  67,614
                                                         =========              =========             =========

Interest and other finance revenue                        $ 32,317              $  40,484             $  49,358
Interest expense                                            12,019                 13,451                12,533
                                                          --------               --------             ---------
Net interest revenue                                      $ 20,298               $ 27,033             $  36,825
                                                          ========               ========             =========

Yield on interest earning assets                             21.30%                 21.51%                23.16%
Cost of interest bearing liabilities                         10.85                   9.54                  8.61
                                                            ------                 ------                ------
Net interest spread                                          10.45%                 11.97%                14.55%
                                                            ======                 ======                ======

Net interest margin (b)                                      13.38%                 14.36%                17.28%
                                                             ======                 ======               ======


(a) Average interest bearing deposits and gross contract receivables, net of unearned interest revenue and unearned discount.
(b) Net interest margin is net interest revenue divided by average interest earning assets.

Net interest revenue

     Net interest revenue decreased to $20.3 million in 1997 compared to $27.0 million in 1996 and $36.8 million in 1995. The decrease in 1997 compared to 1996 and 1996 compared to 1995 was the result of the reduction in interest-earning assets and a decrease in the net interest spread, as shown in the table above. Average interest-earning assets decreased in 1997 and 1996 as a result of the lower contract purchase volume in 1996 compared to 1995 and the high level of contract charge-offs in 1996 related to 1995 volume. The net interest spread decreased in 1997 compared to 1996 because of the increased cost of interest-bearing liabilities caused by the amended financing agreements signed in 1997 described in the "Liquidity and Capital Resources" section of this discussion. The net interest spread decreased in 1996 compared to 1995 because of reduced yield on interest-earning assets, caused by the Company's decision to reduce its purchases of civilian point-of-sale contracts which generally yield a higher return than military point-of-sale contracts, increased competition of contract purchases and the lower rate earned on the Company's restricted cash balances. The net interest spread also decreased because of increased cost of interest-bearing liabilities, caused by the Company's forbearance arrangements with lenders as described in the "Liquidity and Capital Resources" section of this discussion.

Other revenue

     Other revenue was $1.1 million in 1997, compared to $1.4 million in 1996 and $2.3 million in 1995. The decrease in 1997 compared to 1996 was caused by a decrease in commission income on ancillary products as the result of lower sales of warranty programs. The decrease in 1996 compared to 1995 was caused by a decrease in commission on ancillary products as the result of reduced new contract volume in 1996.

Operating expense

     Operating expense was $20.0 million in 1997 compared to $26.5 million in 1995 and $22.6 million in 1995. The decrease of $4.1 million in 1997, excluding the 1996 charge for severance benefits and restructuring, compared to 1996 was attributable to a decrease in salaries of $2.2 million due to the reduction in the number of employees after the aforementioned restructuring and a decrease of $1.3 million in repossession expense. The increase of $3.9 million in 1996 over 1995 was caused by severance benefits of $1.8 million paid in 1996, $1.5 million additional repossession and collection expenses in 1996, restructuring charges of $0.6 million in 1996, and $0.7 million of higher expenses resulting from the expansion of FCF. In connection with the termination of the employment agreements with four senior officers with the Company during 1996, notes receivable from these individuals in the amount of $0.4 million were forgiven and are reported as a component of severance benefits.

     Effective September 30, 1996, the Company restructured its senior management as part of its plan to reduce operating expenses. The restructuring involved the termination of the employment agreements of four key executives in exchange for approximately $1.8 million in combined cash payments of $1.4 million and cancellation of certain notes receivable from these executives in the amount of $0.4 million. The notes receivable were related to 1995 profit sharing amounts owed to the Company.

     The Company closed its Dallas service center and relocated its corporate finance and accounting office from Manassas to Norfolk, Virginia; in November 1996, as part of its plan to reduce operating expenses. Receivables serviced from the Dallas service center were moved to the Company's Norfolk, Virginia, and Jacksonville, Florida, service centers. The Norfolk service center is responsible for servicing all point-of-sale contracts. The Jacksonville service center is responsible for servicing all portfolio purchase contracts. The total cost of restructuring the operations of the service centers and the finance and accounting office was approximately $0.6 million.

     Operating expense as a percentage of average interest-earning assets increased to 13.17% in 1997 compared to 12.83% in 1996 excluding severance benefits and restructuring charges and 10.62% in 1995. The increase in the operating expense ratio in 1997 resulted from the decrease in average interest-earning assets which is attributable to the decrease in net contract receivables. The increase in the operating expense ratio in 1996 resulted from the increase in operating expenses described above and the decrease in net contract receivables in 1996 compared to 1995.

Provision for income taxes

     The Company recorded no income tax provision in 1997, compared to a tax provision of $0.8 million in 1996 and a tax benefit of $3.6 million in 1995. No income tax expense was provided for 1997 due to the reversal of a portion of a deferred tax valuation allowance recorded at year-end 1996. The tax expense in 1996 provided on a pre-tax loss of $6.8 million was caused primarily by the fact that no tax benefit could be recognized on most of the $8.7 million provision for credit losses recorded in 1996 pending the reporting of sufficient future profits by the Company. The tax benefit of $3.6 million in 1995 was attributable to a significantly higher level of provision for credit losses in 1995, while the Company's cumulative profitability still was sufficient to permit recognition of the tax benefit.

     At December 31, 1997, recoverable taxes totaled $1.2 million, which represented the benefit of state net operating loss carrybacks available to the Company as a result of a tax-basis loss in 1996. At December 31, 1996, recoverable income taxes totaled $5.8 million, which represented the benefit of net operating loss carrybacks available to the Company as the result of a tax-basis loss incurred in 1996. At December 31, 1995, recoverable income taxes totaled $6.0 million, which primarily included the Company's 1995 federal quarterly estimated tax payments of $3.5 million and the $2.4 million benefit of net operating loss carrybacks available to the Company as a result of the tax-basis loss incurred in 1995. In early 1996, the Company filed a request with the Internal Revenue Service for an accelerated refund of its $3.5 million in 1995 estimated tax payments. These estimated tax payments were received in the first quarter of 1996. Most of the refund balance due from the 1995 net operating loss carryback was received in the second quarter of 1997. Proceeds from these tax refunds were used to reduce the Company's indebtedness.

     In 1993, contingent interest on the Company's convertible notes was treated as non-deductible for Federal income tax purposes. To the extent that the contingent interest on convertible notes is ultimately determined to be deductible for Federal income tax purposes, the benefit, which totals $2.1 million, will be recognized in the period that the determination is made.

Other matters

     Until recently computer programs were written to store only two digits of date-related information in order to more efficiently handle and store data. Thus the programs were unable to properly distinguish between the year 1900 and the year 2000. Utilizing both internal and external resources, the Company is in the process of defining, assessing and converting, or replacing, various programs and hardware systems to make them Year 2000 compatible. The Company's Year 2000 project is comprised of business applications which consist of the Company's computer systems, as well as the computer systems purchased from third-party suppliers. It is estimated that the cost of addressing the year 2000 problem and making the Company's computer systems year 2000 compliant will not be material.

                              Financial Condition

Assets

     Total assets decreased by $10.8 million, or 7%, to $147.8 million at December 31, 1997, from $158.6 million at December 31, 1996. The decrease was due primarily to the reduction in restricted cash and recoverable income taxes.

Net contract receivables

     Net contract receivables were $128.5 million, or 87% of total assets at December 31, 1997, compared to $126.3 million, or 80% of total assets at December 31, 1996. The increase in auto finance receivables in 1997 was attributable to portfolio purchases, resulting from increased management emphasis on this line of business. Consumer finance volume also increased in 1997 due to a 27% increase in volume from the four offices opened in 1996 and the five offices opened in 1997.

Net contract receivables

                                                      December 31,

(dollars in thousands)                            1997                    1996
                                                  ----                    ----
  Auto finance:
     Point-of-sale                            $ 75,197                $ 80,725
     Portfolio                                  41,612                  36,711
  Consumer finance                              11,694                   8,816
                                                ------                  ------
       Total                                  $128,503                $126,252
                                              ========                ========



Liabilities

     Total liabilities were $116.8 million at December 31, 1997, a decrease of $11.9 million, or 9%, from $128.7 million at December 31, 1996. The decrease in liabilities in 1997 was primarily attributable to the repayment of the Company's Automobile Receivables-Backed notes and term notes offset partially by the increase in the revolving line of credit as described in the "Liquidity and Capital Resources" section of this discussion. As a percentage of total liabilities and equity, liabilities represented 79% and 81%, respectively, at December 31, 1997 and 1996.

                          Credit Quality and Reserves

Net charge-offs of auto finance contract  receivables

     Net charge-offs to the allowance for credit losses and nonrefundable reserve were $27.5 million in 1997, or 19.7% of average net contract receivables, compared to $40.1 million, or 23.0%, in 1996, and $45.5 million, or 21.2% in 1995. The relatively high level of net charge-offs in 1996 and 1995, as compared to 1997, was primarily attributable to higher net charge-offs relating to receivables purchased in 1995 in the Jacksonville and Dallas service centers.

      The dramatic rise in delinquencies and resultant charge-offs in 1995 reflected in part the aggressive competition among buyers of installment sales contracts that resulted in a substantial number of contracts, especially civilian point-of-sale installment sales contracts, being purchased at prices that, in hindsight, did not adequately reflect the credit risk of the obligor. In response to this competition, management redirected the Company toward the military point-of-sale and civilian portfolio purchase business lines. These programs are focused on sectors of the market in which management believes the pricing more closely reflects the risk inherent in the business.

     Also among the factors contributing to the increase in charge-offs of contracts purchased in 1995 was the difficulty in servicing the substantially higher volume of installment sales contracts, specifically civilian point-of-sale contracts which involve more risk than military point-of-sale contracts. During 1994 and 1995, the composition of the Company's portfolio of contract receivables shifted from predominantly military point-of-sale contracts to civilian point-of-sale contracts. The day-to-day servicing requirements and risks of non-payment associated with civilian point-of-sale contracts are significantly greater than the Company's more traditional military point-of-sale contracts. As a result of the Company's dramatic growth during 1994 and 1995, the civilian point-of-sale contracts were not adequately serviced by the Company's personnel. Management took action to improve the servicing of the Company's portfolio of contract receivables. These actions included expanding the number of Collection Department personnel assigned to troubled credits, tripling the automatic dialing capacity of the Company through investment in two new automatic dialers, increasing senior management involvement in the credit decision process, closing the Southwest Regional Service Center in Dallas in order to consolidate all servicing in the Point-of-Sale and Portfolio Service Centers, located in Norfolk and Jacksonville, respectively, and temporarily transferring the underwriting function of the Southern region to the Norfolk LPO (subsequently moved to the new Jacksonville LPO). The latter action improved the Company's control over the underwriting process by reducing the number of locations at which contracts are purchased and increased focus on the collection process. Unfortunately the disruptions associated with the consolidation of servicing in late 1996 led to an increase in delinquencies and charge-offs during the fourth quarter of 1996 and early 1997, which, in turn, combined with the other factors mentioned in this report, caused the Company to provide an additional $6 million reserve for credit losses as of year-end 1996.

     An additional factor which contributed to the increase in net charge-offs on the 1995 contract portfolio was a modest tightening of the Company's charge-off guidelines. Prior to the change in charge-off guidelines, credits on which no payments had been received for 120 days were generally charged off when they became 180 days contractually past due. In the second half of 1995, the payment recency guideline was reduced from 120 days to 90 days.

Provision for credit losses on auto finance contract receivables

     The Company's primary business involves purchasing installment sales contracts at a discount to the remaining principal balance. An amount ranging from 80 percent to 100 percent of the discount, based on experience, is held in a nonrefundable reserve against which credit losses are first applied. Additional provisions for credit losses, if necessary, are charged to income in amounts considered by management to be adequate to absorb future credit losses on the outstanding contract receivables. Improved credit quality and servicing of the Company's auto finance contracts eliminated the need for an additional loss provision on auto finance receivables in 1997 compared to $8.4 million in 1996 and $26.3 million in 1995. The higher provision for credit losses in 1995, compared with 1996 and 1997, resulted from the dramatically higher level of delinquencies and charge-offs experienced primarily on contracts purchased in 1995. The $8.4 million provision for credit losses in 1996 resulted from a $6 million provision for credit losses at year-end 1996 primarily related to contracts purchased in 1995 that was caused by the increased fourth quarter delinquencies and charge-offs resulting from service disruptions due to the closing of the Southwest Regional Service Center and relocation of the servicing of those contracts.

     Provision for credit losses is dependent on a number of factors, including, but not limited to, the level and trend of delinquencies and net charge-offs, the amount of nonrefundable and refundable dealer reserves and the overall economic conditions in the markets in which the Company operates. Due to the inherent uncertainty involved in predicting the future performance of these factors, there can be no assurance regarding the future level of provision for credit losses.

Reserves on auto finance contract receivables

     At December 31, 1997, the combination of allowance for credit losses and nonrefundable reserve totaled $22.3 million, or 15.5%, of gross auto finance contract receivables, net of unearned interest revenue compared to $28.2 million, or 18.7% at December 31, 1996. The decrease in reserves and in the percentage of reserves to contract receivables in 1997 compared to 1996 is the result of the improved credit quality and servicing. The decrease in reserves and in the percentage of reserves to contract receivables in 1996 compared to 1995 is the result of the decrease in contract receivables outstanding in 1996 compared to 1995 and to the improved credit quality of the contracts purchased in 1996 compared to 1995.

     The Company's refundable dealer reserve decreased to $2.0 million at December 31, 1997, compared with $2.2 million at December 31, 1996. Under certain of the Company's programs, contracts from dealers are purchased under a refundable, rather than nonrefundable reserve relationship. Under certain circumstances, the Company may have to remit some or all of the refundable reserve back to the dealer. No such liability exists under a nonrefundable reserve relationship. Accordingly, the refundable reserve is carried as a liability on the Company's Consolidated Balance Sheet and is not included in the calculation of the Company's reserve ratio.

Consumer finance charge-offs and reserves

     Net charge-offs of consumer finance contracts totaled $0.4 million or 4.00% in 1997 compared to $0.2 million or 7.45% in 1996. The provision for credit losses was $0.7 million in 1997 compared to $0.3 million in 1996, and the allowance for credit losses was $0.7 million or 5.31% of outstanding gross contract receivables at December 31, 1997, compared to $0.4 million or 4.04% of contract receivables at December 31, 1996. Management has established the level of the allowance that it considers to be adequate based on FCF's experience through December 31, 1997.

Allowance and reserves for contract receivables

                                                                                       Years ended December 31

(dollars in thousands)                                                       1997                    1996                    1995
                                                                             ----                    ----                    ----
 Beginning of period                                                     $ 28,575                $ 43,482                $ 29,840
    Provision for credit losses                                               719                   8,733                  26,500
    Charge-offs                                                           (32,556)                (46,916)                (48,360)
    Allocation for credit losses                                           21,635                  16,620                  32,672
    Recoveries                                                              4,656                   6,656                   2,830
                                                                           ------                  ------                 -------
  End of period                                                           $23,029                 $28,575                 $43,482
                                                                          =======                 =======                 =======


Average net contract receivables (a)                                     $149,982                $180,950                $214,528

End of period net contract receivables (a)                               $156,693                $159,833                $221,161


Total net charge-offs as a percent of average
  net contract receivables                                                  18.60%                  22.25%                  21.22%
                                                                            ======                  ======                  ======

Allowance and nonrefundable reserve as a percent
of net contract receivables (period end)                                    14.70%                  17.88%                  19.66%
                                                                            ======                  ======                  ======



(a) Gross contract receivables, net of unearned interest revenue.

Net charge-offs by line of business for 1997, 1996, and 1995 were as follows:

                                          Years ended December 31

(in thousands)                     1997             1996              1995
                                   ----             ----              ----

  Auto finance:
     Point-of-sale              $19,192          $34,064           $35,247
     Portfolio                    8,283            6,034            10,280
  Consumer finance                  425              162                 3
                                -------          -------           -------
       Total                    $27,900          $40,260           $45,530
                                -------          -------           -------


Delinquencies

     Gross auto finance contract receivables that were 60 days or more past due totaled $15.9 million, or 9.28% of gross auto finance contract receivables at December 31, 1997, compared to $18.2 million, or 10.28%, at December 31, 1996. This improvement in delinquency was the result of improved underwriting and increased collection efforts.

     Gross consumer finance receivables that were 60 days or more past due totaled $0.4 million, or 3.1% of gross receivables at December 31, 1997, compared to $0.3 million, or 2.8% at December 31, 1996.

     Consistent with standard industry practice, the Company measures delinquency at each month end by classifying a contract that is unpaid for two monthly payments as 30 days delinquent and a contract that is unpaid for three monthly payments as 60 days delinquent.


           Delinquency

                                                             Years ended December 31
(dollars in thousands)                              1997                  1996              1995
                                                    ----                  ----              ----
Gross contract receivables
60 days and over delinquent                    $  16,310             $  18,495         $  18,441
Gross contract receivables                       184,242               187,033           271,039
Percent                                             8.85%                 9.89%             6.80%





                                          Liquidity and Capital Resources

Liquidity management

     As shown on the Consolidated Statements of Cash Flows, cash and cash equivalents decreased by $0.7 million in 1997, to $2.0 million at December 31, 1997. The decrease reflected $4.8 million of net cash used in financing activities and $3.3 million in net cash used in investing activities, partially offset by $7.4 million of net cash provided by operating activities. Net cash used for financing activities reflected a $15.8 million repayment on borrowings on automobile receivables-backed notes, $19.5 million repayment on term notes, and $1.3 million in repayments of other debt, offset in part by $26.3 million in net borrowings under the Company's revolving line of credit facility and a decrease in restricted cash of $5.5 million. Net cash used by investing activities reflected the net cost of acquiring contract receivables in excess of the repayments received on contract receivables.

     Net cash used for financing activities totaled $44.8 million in 1996 principally reflecting a $31.4 million repayment on borrowings on automobile receivables-backed notes, $30.5 million repayment on term notes, and $1.3 million in repayments of other debt, offset in part by $13.5 million in net borrowings under the Company's revolving line of credit facility. Net cash provided by financing activities totaled $44.4 million in 1995, principally reflecting $47.2 million increase in net borrowings on automobile receivables-backed notes, $25.0 million in borrowings on a term note, and $7.9 million in net borrowings on other debt, offset in part by $25.3 million in net payments under the Company's revolving line of credit facility.

    The Company has subordinated debt principal payments due in June and October 1998 of $2,000,000 and $1,287,000, respectively. The Company intends to fund these payments through cash flow from operations. These payments do however impact the availability under the Company's primary line of credit and could limit the Company's ability to grow its portfolio of contract receivables. With the improved performance in 1997, the Company is committed to evaluating alternative funding sources to increase liquidity and improve the interest margin. The Company is currently evaluating capital resources, securitizations participating lenders, and additional subordinated debt.


     The Company's current financial condition, caused by net operating losses in 1995 and 1996, reduces the Company's degree of access to the credit and capital markets for new financing in the future compared to the past. Reduced access to those markets for new financing could have a material adverse effect on the Company's funds availability and could limit the Company's ability to grow its portfolio of contract receivables. This, in turn, could have a material adverse effect on the Company's operating performance in the future.

Agreements with lenders

     As a result of the reported loss of $(6.5) million in 1995 and increases in delinquencies and credit losses, the Company was in technical default under its revolving line of credit, term note and subordinated note agreements at December 31, 1995 and throughout 1996. To resolve the situation, the Company reached agreement with its lenders in 1996 to forbear in the exercise of their rights and remedies relating to the technical defaults through December 31, 1996.

     The new revolving line of credit agreement with its primary lender signed in December 1996, was amended in April 1997 to correct out-of-compliance conditions that arose as of December 31, 1996, primarily as a result of the provision for credit losses recorded in the fourth quarter. This amended agreement also provided for the consolidation of substantially all of the Company's debt under its term notes into the revolving line of credit.

     Pursuant to the amended revolving line of credit agreement dated April 1997, the Company's primary lender has agreed to provide a credit line of $110 million through January 1, 1999, at 30-day LIBOR plus 4.00% and total line fees of $0.5 million for 1997 and $0.4 million for 1998. The new terms and conditions of this agreement included less restrictive financial covenants, as well as several additional operational and reporting requirements. In addition, the agreement reflects a reduction in the primary advance rate available under the facility from 80% to 76%. The agreement also grants GECC warrants to purchase a cumulative total of approximately 1.1 million shares of the Company's common stock at $1 per share over a 5-year period. Pursuant to its rights under the Amended and Restated Registration Rights Agreement, GECC has demanded that the Company register the common stock underlying their warrants. The Company intends to file this registration statement with the SEC in April 1998.

     The Company also signed an amended credit agreement relating to its subordinated notes. The new credit agreements cured the technical defaults that existed during 1996, but also increased the Company's funding costs by approximately 10 basis points for 1997 compared to

1996. The forbearance agreements executed with the Company's lenders in 1996 had also increased funding costs by approximately 100 basis points for 1997 and 1996 compared to 1995. A complete discussion of the Company's outstanding debt is included in Note 5 of the Notes to Consolidated Financial Statements.


On January 31, 1998, the covenant requirement related to the 60 day delinquency calculated on a six month rolling average dropped from 14% to 13.5%. The Company exceeded this amount by .38%. In February 1998, the revolving line of credit agreement with the primary lender was amended. The amendment increased the requirement to 14.5% and reduced the primary advance rate under the facility from 76% to 73%.

Dividends

     The Company did not declare dividends on its common stock during the years ended December 31, 1997, 1996 and 1995, nor does it anticipate paying cash dividends in the foreseeable future. If and when the Company decides to declare cash dividends, the amount would be limited by certain provisions of the Company's various credit agreements.

Risk Factors

     In evaluating the Company, prospective investors should consider carefully all of the information set forth throughout this Report and, in particular, should evaluate the following risk factors.

Fluctuating Interest Rates and Dependence on Line of Credit

     The Company's operations require substantial borrowing to provide funding for the installment contracts purchased by TFC and originated by FCF. Consequently, profitability is impacted by the difference between the rate of interest paid on the funds it borrows and the rate of interest charged on the installment contracts, which rate in some states is limited by law. Currently, the principal source of borrowing by the Company is its revolving line of credit, guaranteed by TFCEI (the "Line of Credit") with General Electric Capital Corporation ("G.E. Capital"). The maximum amount of borrowings available under the Line of Credit was $110 million at December 31, 1997. At December 31, 1997, TFC had $90 million outstanding under the Line of Credit. The floating interest rate for borrowings under the Line of Credit is equal to the average 30-day London Interbank Offered Rate ("LIBOR") plus 4.00%. Thus, future increases in interest rates could adversely affect the Company's profitability. In an effort to reduce its exposure to an increase in interest rates, TFC has purchased an interest rate cap which ensures that the interest rate on $75 million of the borrowings under the Line of Credit will not exceed a LIBOR ceiling of 6.5%. This interest rate cap expires September 30, 1998. In addition to the purchase of interest rate caps, the Company believes it has certain flexibility to increase the discount at which installment contracts are purchased, or to increase the rate of interest charged on future installment contracts (to the extent not limited by state law), in order to offset the adverse impact of any interest rate increase on profitability.

     The Finance Company has maintained a Line of Credit with G.E. Capital since 1992. The current Line of Credit was executed in December 1996, amended in April 1997, and expires January 1, 1999. There is no assurance that a new Line of Credit will be executed when the current Line of Credit expires. If the new Line of Credit is not executed, TFC would be required to seek alternative financing sources and repay its outstanding balance on or before the expiration of the current Line of Credit on January 1, 1999. No assurance can be given that alternative financing sources would be available in such event. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resource."

Defaults on Installment Contracts

     The Company is engaged primarily in purchasing installment contracts entered into by dealers with consumers who have limited access to traditional sources of consumer credit. The inability of an individual to finance a used automobile purchase by means of traditional credit sources is generally due to such individual's past credit history or insufficient cash to make the required down payment on an automobile. As a result, installment contracts purchased by the Company are generally with purchases of automobiles who are considered to have a higher risk of default on an installment contract than certain other automobile purchasers. Accordingly, the consumer loan activities engaged in by the Company typically have a higher risk of loss than those of other consumer financings. While the Company believes that its expertise in used automobile financing, particularly for enlisted military personnel, enables it to evaluate and price accurately the higher risk associated with the Company's business, a significant economic downturn in the markets in which the Company operates could materially increase the number of charged-off and delinquent installment contracts experienced by TFC as compared to its historical losses. If TFC were to experience a material increase in charge-offs or delinquencies, its profitability could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Losses and Delinquency."

Dependence Upon Key Executive

     The Company's growth and development to date have been largely dependent upon the services of Robert S. Raley, Jr., Chairman of the Board, President and Chief Executive Officer. The loss of Mr. Raley's services could have a material adverse effect on the Company.

Competition

     There are numerous providers of financing for the purchase of used automobiles either through the direct financing of such purchases or on an indirect basis through a dealer. Those financing sources include commercial banks, savings and loan associations, consumer finance companies, credit unions, financing divisions of automobile manufacturers or automobile retailers, small sales contract companies and other consumer lenders. Many of those providers of automobile financing have significantly greater financial resources than TFC and have relationships with established dealer networks. The Company has focused on a segment of the market composed of consumers who typically do not meet the more stringent credit requirements of the traditional consumer financing sources and whose needs, as a result, have not been addressed consistently by such financing sources. If, however, the other providers of consumer finance were to assert a significantly greater effort to penetrate TFC's targeted market segment, TFC could be materially and adversely affected.

Regulation

     The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. The Company's business operations are conducted in approximately 30 states and, accordingly, the laws and regulations of such states govern the Company's operations conducted in those states. Most states where the Company operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of, the contracts that the Company purchases and define the Company's rights to repossess and sell collateral. In addition, the Company is required to be, and is, licensed to conduct its operations in certain states. As the Company expands its operations into other states, it will be required to comply with the laws of such states.

     An adverse change in those laws or regulations could have a material adverse effect on the Company's profitability by, among other things, limiting the states in which the Company may operate or the interest rate that may be charged on installment contracts or restricting the Company's ability to realize the value of any collateral securing contracts. The Company is not aware of any materially adverse legislation currently pending in any jurisdiction where it currently transacts business.

Restrictions on the Payment of Dividends

     The Company currently intends to retain its earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future dividend payments will depend upon the financial condition, funding requirements and earnings of TFC as well as other factors that the Company's Board of Directors may deem relevant. As the Company is a legal entity separate and distinct from TFC and as its revenues depend on the payment of dividends by TFC, limitations on the ability of TFC to pay dividends to the Company will in turn limit the ability of the Company to pay dividends to its stockholders. There are certain restrictions on the payment of dividends in the form of various affirmative and negative covenants included in the TFC's Line of Credit and the Note Purchase Agreement relating to the Subordinated NonConvertible Notes due October 15, 1998 and the Note Purchase agreement relating to the Senior Subordinated Notes due June 30, 2002.

Effect of Certain Charter, Bylaw and Statutory Provisions

     Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interest of the stockholders. For example, the Certificate of Incorporation provides for a classified Board of Directors and for certain limitations on the calling of a special meeting of stockholders and the Bylaws require advance notice of stockholder proposals and nominations of directors. The Company also is subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender, offer or similar transaction, even if favorable to the Company's stockholders.

Authorized Preferred and Common Stock

     Pursuant to the Certificate of Incorporation, shares of preferred stock and Common Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporation transactions, could have the effect of making it more difficult for a third party to acquire, or effectively preventing a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

                            New Accounting Standards

     Statement of Financial Accounting Standards No. 128 (FAS No. 128), "Earnings per Share," replaced the calculation of primary and fully diluted earning per share. Unlike primary earnings per share, basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share and is based on the weighted average number of common and common equivalent shares, including dilutive stock options and convertible securities outstanding during the year. Earnings per share for all periods have been restated. FAS No. 128 was adopted in the 4th quarter of 1997.

     Statement of Financial Accounting Standards (FAS No. 130), "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, FAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     Statement of Financial Accounting Standards (FAS No. 131), "Disclosure about Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. FAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     FAS No. 130 and FAS No. 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Management does not anticipate the application of FAS No. 130 and FAS No. 131 to have a significant impact on financial disclosures.

                   Common Shares and Shareholder Information

     The common stock of TFC Enterprises, Inc., began trading on the NASDAQ Stock Market under the symbol TFCE on December 23, 1993, and is designated a National Market Security. At December 31, 1997, there were approximately 2,194 registered and beneficial owners of the security. Share price information for the years ended December 31, 1997 and 1996 is presented in the Selected quarterly data table on the next page.

Selected quarterly data *


                                                           1997
                                   -----------------------------------------------------
(dollars in thousands, except              Dec.         Sept.         June         March
   per share amounts)                       31           31            30            31
Statements of operations:
Net interest revenue                  $   5,153        $4,789       $5,108        $5,248
Provision for credit losses                 253           214          160            92
Other revenue                               293           218          318           276
Operating expense                         5,311         4,863        4,850         4,953
                                         ------         -----        -----         -----
Income (loss) before
  income taxes                            ( 118)          (70)         416           479
Provision for (benefit
 income taxes
 from) income taxes                        --              --         (283)          283
                                          -----         -----        -----           ---
 income taxes
Net income (loss)                       $ ( 118)        $ (70)       $ 699          $196
                                        =======         =====        =====          ====
Net income (loss) per basic
diluted common share                   $(0. 01)       $(0.01)        $0.06         $0.02
                                   ------------ ------------- ------------  ----------------
Performance ratios:
Return on average equity                     NM            NM        9.12%         2.62%
Return on average assets                     NM            NM         1.87          0.51
Yield on interest earning
  assets                                 21.62%        21.11%        21.73         21.05
Cost of interest bearing
   liabilities                            11.05         11.25        10.99         10.28
Net interest margin                       13.70         13.01        13.63         13.35
Operating expense as a
   percentage of average
   interest earning assets                14.12         13.21        12.95         12.60
Total net charge-offs to
   average gross contract
   receivables net of
   unearned interest                      16.99         16.19        19.98         21.15
60 day delinquencies to
   period end gross
   contract receivables                    8.85          8.66         8.13          9.01
Total allowance and
   nonrefundable reserve to
   period end gross contract
   receivables net of
   unearned interest                      14.70         15.17        15.66         16.60
Equity to assets, period end              21.02         21.94        21.03         19.76
-------------------------------    ------------ ------------- ------------  ----------------
Average balances:
Interest earning assets                $150,480      $147,261     $149,857      $157,236
Total assets                            145,395       145,002      149,380       155,144
Interest bearing liabilities            107,839       106,001      110,350       117,777
Equity                                   31,143        31,277       30,641        29,944
-------------------------------    ------------ ------------- ------------  ----------------
Common stock data:
Market price range:
  High                                    $2.00         $2.06        $2.00         $2.13
  Low                                      0.66          1.00         1.13          1.13
  Average                                  1.34          1.48         1.54          1.56
  Close                                    0.94          1.34         1.38          1.31
-------------------------------    ------------ ------------- ------------  ----------------
NM - Not meaningful.
* Unaudited.




Selected quarterly data *

                                                          1996
                                  -----------------------------------------------------
(dollars in thousands, except             Dec.         Sept.     June          March
   per share amounts)                     31            31        30           31
Statements of operations:
Net interest revenue                 $   5,766        $6,270        $6,840       $8,157
Provision for credit losses              6,103           130         1,500        1,000
Other revenue                               53           375           454          554
Operating expense                        6,023         8,069         6,162        6,286
                                         -----         -----         -----        -----
Income (loss) before
  income taxes                          (6,307)       (1,554)         (368)       1,425
Provision for (benefit
 income taxes
 from) income taxes                       749           (638)           (4)         685
                                          ----         -----           ----         ---
 income taxes
Net income (loss)                     $ (7,056)        $(916)        $(364)        $740
                                      ========        ======        ======         ====
Net income (loss) per basic
diluted common share                  $  (0.63)       $(0.08)       $(0.03)       $0.07
                                  ------------  ------------ ------------- ------------
Performance ratios:
Return on average equity                    NM            NM            NM        8.02%
Return on average assets                    NM            NM            NM         1.43
Yield on interest earning
  assets                                20.84%        21.45%        21.56%        22.23
Cost of interest bearing
   liabilities                            9.58          9.68          9.60         9.48
Net interest margin                      13.69         14.24         14.41        15.09
Operating expense as a
   percentage of average
   interest earning assets               12.44         14.53         12.98        11.63
Total net charge-offs to
   average gross contract
   receivables net of
   unearned interest                     21.36         19.11         25.81        22.66
60 day delinquencies to
   period end gross
   contract receivables                   9.89          7.94          7.74         9.14
Total allowance and
   nonrefundable reserve to
   period end gross contract
   receivables net of
   unearned interest                     17.88         15.71         17.02        18.53
Equity to assets, period end             18.83         21.14         20.61        18.95
-------------------------------   ------------  ------------ ------------- ------------
Average balances:
Interest earning assets               $168,430      $176,097      $189,828     $216,214
Total assets                           168,133       177,027       187,993      209,622
Interest bearing liabilities           125,737       131,723       141,410      162,700
Equity                                  34,735        36,909        37,250       36,930
-------------------------------   ------------  ------------ ------------- ------------
Common stock data:
Market price range:
  High                                   $2.75         $2.47         $4.00        $6.13
  Low                                     0.75          1.00          1.63         1.63
  Average                                 1.52          1.80          2.59         3.36
  Close                                   1.63          1.50          2.38         3.93
-------------------------------   ------------  ------------ ------------- ------------
NM - Not meaningful.
* Unaudited.


                                      TFC Enterprises, Inc. Report of Management

Shareholders
TFC Enterprises, Inc.

The management of TFC Enterprises, Inc. is responsible for the preparation, content, integrity, and objectivity of the following financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles.

Management is further responsible for maintaining a system of internal controls designed to provide reasonable assurance as to the protection of the Company's assets and the integrity of its financial statements. This company-wide system of controls includes written policies and procedures, proper delegation of authority, division of responsibility, and the selection and training of qualified personnel. Management believes that the system of internal controls provides reasonable assurance that financial transactions are recorded properly to permit the preparation of reliable financial statements.

The Audit Committee of the Board of Directors is comprised of three outside directors and has the responsibility along with the Shareholders for the selection of the independent auditors. The Audit committee meets with management and the independent auditors to review the scope of audits and their results, and to discuss other matters affecting the Company's internal controls and financial reporting. The independent auditors have free access to the Audit Committee.

             Robert S. Raley, Jr.               Craig D. Poppen
             Chairman, President and            Vice President, Treasurer and
             Chief Executive Officer            Chief Financial Officer

                               Report of Ernst & Young LLP, Independent Auditors

Board of Directors
TFC Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TFC Enterprises, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TFC Enterprises, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Washington, D.C.
February 12, 1998

CONSOLIDATED BALANCE SHEETS

                                                                              December 31

(dollars in thousands)                                                 1997                    1996
                                                                       ----                    ----
Assets
Cash and cash equivalents                                        $    1,975              $    2,688
Restricted cash                                                           -                   5,532
Net contract receivables                                            128,503                 126,252
Recoverable income taxes                                              1,229                   5,831
Property and equipment, net                                           2,297                   2,823
Intangible assets, net                                               12,070                  13,161
Deferred income taxes                                                   188                     188
Other assets                                                          1,571                   2,108
                                                                      -----                   -----
  Total assets                                                     $147,833                $158,583
                                                                   --------                --------

Liabilities and shareholders' equity
Liabilities:
Revolving lines of credit                                          $ 98,572                $ 72,562
Term notes                                                                -                  19,464
Automobile receivables-backed notes                                       -                  15,843
Subordinated notes                                                   11,214                  12,509
Accounts payable and accrued expenses                                 2,841                   3,960
Income taxes                                                          2,075                   2,075
Refundable dealer reserve                                             1,987                   2,208
Other liabilities                                                        64                     100
                                                                         --                     ---
  Total liabilities                                                 116,753                 128,721

Shareholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares
 authorized; none outstanding                                             -                       -
Common stock, $.01 par value, 40,000,000 shares
 authorized; 11,290,308 shares issued and outstanding in
 1997 and 1996                                                           49                      49
Additional paid-in capital                                           55,844                  55,333
Retained deficit                                                    (24,813)                (25,520)
                                                                    --------                --------
  Total shareholders' equity                                         31,080                  29,862
                                                                     ------                  ------
  Total liabilities and shareholders' equity                       $147,833                $158,583
                                                                   --------                --------

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

<caption

                                                                               Years ended December 31

(in thousands, except per share amounts)                          1997                    1996                    1995
                                                                  ----                    ----                    ----
Interest and other finance revenue                             $32,317                 $40,484                 $49,358
Interest expense                                                12,019                  13,451                  12,533
                                                                ------                  ------                  ------
Net interest revenue                                            20,298                  27,033                  36,825
Provision for credit losses                                        719                   8,733                  26,500
                                                                   ---                   -----                  ------
Net interest revenue after provision
  for credit losses                                             19,579                  18,300                  10,325
Other revenue:
Commissions on ancillary products                                  780                   1,341                   2,124
Other                                                              325                      95                     168
                                                                   ---                      --                     ---
Total other revenue                                              1,105                   1,436                   2,292
Operating expense:
Salaries                                                         9,866                  12,107                  12,073
Employee benefits                                                1,511                   1,957                   2,007
Occupancy                                                          896                   1,053                     712
Equipment                                                        1,253                   1,379                   1,117
Amortization of intangible assets                                1,091                   1,091                   1,091
Severance benefits                                                   -                   1,804                       -
Restructuring charge                                                 -                     590                       -
Other                                                            5,360                   6,559                   5,642
                                                                 -----                   -----                   -----
Total operating expense                                         19,977                  26,540                  22,642
                                                                ------                  ------                  ------
Income (loss) before income taxes                                  707                  (6,804)                (10,025)
Provision for (benefit from) income taxes                            -                     792                  (3,564)
                                                                     -                     ---                 -------
Net income (loss)                                             $    707                 $(7,596)                $(6,461)
                                                              ========                ========                ========
Net income (loss) per common share:

     Basic                                                  $     0.06              $    (0.67)             $    (0.57)
                                                            ==========              ===========             ===========
     Diluted                                                $     0.06              $    (0.67)             $    (0.57)
                                                            ==========              ===========             ===========

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                      Number of                      Additional       Retained
(in thousands)                                         Shares            Common       Paid-in         Earnings
                                                     Outstanding          Stock        Capital        (Deficit)          Total
BALANCE AT DECEMBER 31, 1994                            11,281              49          54,259        (11,463)          42,845
Net loss                                                     -               -               -         (6,461)          (6,461)
Stock options exercised                                      3               -              20               -              20
                                                        ------            -----        -------        --------          -------
BALANCE AT DECEMBER 31, 1995                            11,284              49          54,279        (17,924)          36,404
Net loss                                                                                               (7,596)          (7,596)
  Issuance of stock warrants                                 -               -             423               -             423
  Stock options exercised                                    6               -              12               -              12
  Deferred compensation termination,
     net of taxes of $348,000                                -               -             619               -             619
                                                        ------            -----        -------        --------          -------
  Balance at December 31, 1997                          11,290         $    49         $55,333       $(25,520)         $29,862
Net income                                                   -               -               -            707              707
Issuance of stock warrants                                   -               -             511              -              511
                                                        ------            -----        -------        --------          -------
BALANCE AT DECEMBER 31, 1997                            11,290         $    49         $55,844       $(24,813)         $31,080
                                                        ======         ========        =======       =========         =======


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Years ended December 31

(in thousands)                                                          1997                      1996                    1995
                                                                       ------                    ------                  ------
Operating activities
Net income (loss)                                                  $     707                $   (7,596)              $  (6,461)
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Amortization of intangible assets                                   1,091                     1,091                   1,091
   Depreciation and other amortization                                 1,053                     1,431                   1,273
   (Benefit from) provision for deferred
     income taxes                                                          -                     6,375                  (2,055)
   Provision for credit losses                                           719                     8,733                  26,500
   (Gain) loss on disposal of assets                                       3                        28                      (7)
   Changes in operating assets and liabilities:
   Decrease (increase) in recoverable income
        taxes                                                          4,602                       148                  (3,807)
   Decrease (increase) in other assets                                   582                     1,834                  (2,709)
   (Decrease) increase in accounts payable and
      accrued liabilities                                             (1,119)                     (186)                    699
   Decrease in income taxes payable                                        -                         -                  (1,968)
   (Decrease) increase in refundable dealer
      reserve                                                           (221)                   (1,042)                  1,046
   (Decrease) increase in other liabilities                              (36)                      179                     331
                                                                       ------                   ------                  ------
      Net cash provided by operating activities                        7,381                    10,995                  13,933
Investing activities
Net cost of acquiring contract receivables                          (104,342)                  (86,711)               (153,732)
Repayment of contract receivables                                    101,372                   122,777                  95,357
Purchase of property and equipment                                      (367)                   (1,639)                 (1,161)
Proceeds on disposal of assets                                            25                        -                        7
                                                                  -----------              ------------              ----------
      Net cash provided by (used in) investing
       activities                                                     (3,312)                   34,427                 (59,529)


See accompanying Notes to Consolidated Financial Statements.

                                                                                  Years ended December 31

(in thousands)                                                           1997                     1996                   1995
--- ----------                                                           ----                     ----                   ----
Financing activities
Net (payments) borrowings on the
  revolving lines of credit                                            26,280                   13,510                (25,317)
Borrowings on term notes                                                    -                        -                 25,000
Payments on term notes                                                (19,464)                 (30,536)                     -
Borrowings on automobile
 receivables - backed notes                                                 -                        -                 49,087
Payments on automobile
 receivables - backed notes                                           (15,843)                 (31,408)                (1,835)
Borrowings on subordinated notes                                            -                        -                 10,111
Payments on subordinated notes                                         (1,287)                  (1,287)                (2,251)
Decrease (increase) in restricted cash                                  5,532                    4,865                (10,397)
Proceeds from stock options exercised                                       -                       12                     20
    Net cash (used in) provided by financing                           (4,782)                 (44,844)                44,418
                                                                       -------                 --------                ------
Increase (decrease) in cash and cash equivalents                         (713)                     578                 (1,178)
Cash and cash equivalents at beginning of year                          2,688                    2,110                  3,288
                                                                       ------                   ------                 ------
Cash and cash equivalents at end of year                               $1,975                   $2,688                 $2,110
                                                                       ======                   ======                 ======
Supplemental disclosures:
Interest paid                                                        $ 11,315                  $12,438                $11,724
Income taxes paid                                                           -                        -                  4,274

Noncash transactions:
Issuance of stock warrants                                           $    511                 $    423                      -
Deferred compensation terminated
  and transferred to paid-in capital                                        -                      619                      -


See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of significant accounting policies

Organization and business

     TFC Enterprises Inc. ("TFCE") is a holding company that owns two primary subsidiaries, The Finance Company ("TFC") and First Community Finance, Inc. ("FCF"). TFCE has no significant operations of its own. TFC specializes in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles") both on an individual basis ("point-of-sale" purchase) and on a portfolio basis ("portfolio" purchase). Based in Norfolk, Virginia, TFC also has offices in Killeen, Texas; Jacksonville, Florida; San Diego, California and expects to open an office in Tacoma, Washington in May 1998. FCF is involved in the direct origination and servicing of small consumer loans. FCF operates 15 branches throughout Virginia and North Carolina.

Principles of consolidation

     The accompanying financial statements include the accounts of TFCE and its wholly-owned subsidiaries, TFC and FCF (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

     Cash and cash equivalents are defined as cash and overnight repurchase agreements, exclusive of restricted cash.

Income recognition

     Interest revenue from precomputed contract receivables, simple interest-bearing contract receivables and revenue from insurance commissions are recognized using the interest method.

     The portion of the discount arising from purchases of contract receivables which is not considered to be nonrefundable reserve for credit losses (see discussion below) is recorded as a dealer discount. Dealer discounts are deferred and accreted to income using the interest method over the contractual life of the related receivables.

     Accrual of interest revenue and accretion of dealer discounts continue until contracts are collected in full, become ninety days contractually delinquent, or are charged off (see discussion below) consistent with practices generally applied by consumer finance companies.

Credit losses

     The Company's primary business involves purchasing installment sales contracts at a discount to the remaining principal balance on both a portfolio and point-of-sale basis. A portion of this discount represents anticipated credit loss and, based upon projected loss experience, is held in a nonrefundable reserve against which future credit losses will first be applied. The remaining portion, if any, of the discount is recorded as dealer discount as discussed above. Additional provisions for credit losses, if necessary, are charged to income in amounts sufficient to maintain the combined allowance for credit losses and nonrefundable reserve at an amount considered by management to be adequate to absorb estimated future credit losses.

     It is generally the Company's policy to charge its nonrefundable reserve and then the allowance for credit losses for all contract receivables which are both 180 days past due and which have had no significant payment activity for 90 days. Any amounts collected subsequent to being charged off are restored to the allowance for credit losses. In 1995, the Company revised its charge-off policy to the aforementioned guidelines. Prior to the change in charge-off guidelines, credits on which no payments had been received for 120 days were generally charged-off when they became 180 days contractually past due.

     The carrying value of repossessed assets is reduced, through charge-off, to the lower of the unpaid contract balance or anticipated liquidation proceeds, regardless of delinquency status.

     The Company's policy related to unsecured consumer contracts originated by FCF is to charge its allowance for credit losses for all consumer finance receivables which are 180 days past due. Any amounts collected subsequent to being charged off are restored to the allowance for credit losses.

Property and equipment

     Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over each asset's estimated useful life, generally five to seven years.

Intangible assets

     Intangible assets consist of a purchased dealer list and goodwill, which are being amortized using the straight-line method over periods of 15 years and 20 years, respectively. The carrying value of goodwill is reviewed on an ongoing basis. If this review indicates that goodwill will not be fully recoverable, as determined based on estimated undiscounted cash flows of the Company

1.  Summary of significant accounting policies (continued)

over the remaining life of the goodwill, its carrying value will be reduced to the recoverable amount.

Income taxes

     The Company uses the liability method to account for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse.

Earnings per share

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." The overall objective of Statement No. 128 is to simplify the calculation of earnings per share. Unlike primary earnings per share, basic earnings per share is based only on the weighted average number of common shares outstanding, excluding any dilutive effects of options and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share and is based on the weighted average number of common and common equivalent shares, including dilutive stock options and convertible securities outstanding during the year. Earnings per share for all periods have been restated.

Interest rate protection agreements

     The Company purchased an interest-rate cap agreement that is designed to limit its exposure to increasing interest rates and is designated as a hedge of its revolving line of credit. An interest rate cap entitles the Company to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The interest rate indices specified by the cap agreement has been and is expected to be highly correlated with the interest rates that Company incurs on its revolving line of credit. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense. The cost of the agreement is included in other assets and amortized to interest expense ratably during the life of the agreement.



Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

     Certain reclassifications have been made to the 1996 and 1995 financial statements in order to conform with the 1997 presentation.

2.  Contract receivables

     The following is a summary of contract receivables at December 31:

(in thousands)                             1997                    1996
                                           ----                    ----
Contract receivables:
  Auto finance                         $171,356                $177,388
  Consumer finance                       12,886                   9,645
                                         ------                   -----
    Gross contract receivables          184,242                 187,033
Less:
  Unearned interest revenue              27,549                  27,200
  Unearned discount                         729                     504
  Unearned commissions                      672                   1,132
  Unearned service fees                     629                     324
  Payments in process                     2,617                   2,560
  Escrow for pending acquisitions           514                     486
  Allowance for credit losses               684                  11,730
  Nonrefundable reserve                  22,345                  16,845
                                         ------                  ------
    Net contract receivables           $128,503                $126,252
                                       ========                ========

     The effective rate of interest earned on contract receivables was 21.60%, 22.23%, and 23.21% for the years ended December 31, 1997, 1996, and 1995, respectively.

     At December 31, 1997, contractual maturities of contract receivables were as follows:

  (in thousands)

1998                                                $   89,579
1999                                                    52,772
2000                                                    28,537
2001                                                     9,259
2002                                                     4,095
                                                       -------
    Gross contract receivables                       $ 184,242
                                                     ---------
Notes to Consolidated Financial Statements (continued)

2.  Contract receivables (continued)

     It has been the Company's experience that a substantial portion of the portfolio generally is prepaid before contractual maturity dates. The above tabulation, therefore, should not be regarded as a forecast of future cash collections.

     Changes in the allowance for credit losses and nonrefundable reserve were as follows:

(in thousands)

                                        1997            1996             1995
                                        ----            ----             ----

Beginning Balance                     $ 28,575         $43,482       $   9,840
  Allocation for credit losses          21,635          16,620          32,672
  Provision for credit losses              719           8,733          26,500
  Charge-offs                          (32,556)        (46,916)        (48,360)
  Recoveries                             4,656           6,656           2,830
                                      --------       ----------        -------
Ending Balance                        $ 23,029         $28,575         $43,482
                                      ========       ==========        =======


3.  Property and equipment

     The following is a summary of property and equipment at December 31:

(in thousands)                                        1997        1996
                                                      ----        ----
Leasehold improvements                             $   209     $   185
Computer equipment and software                      3,543       3,685
Furniture and office equipment                       2,028       2,105
Automobiles                                            143         158
                                                    ------      ------
    Property and equipment                           5,923       6,133
Less: accumulated depreciation and amortization      3,626       3,310
                                                    ------      ------
    Property and equipment, net                     $2,297      $2,823
                                                    ======      ======

     Depreciation and amortization of property and equipment for the years ended December 31, 1997, 1996, and 1995, were $0.9 million, $0.7 million, and $0.6 million, respectively.

Note 4.  Intangible assets

     The following is a summary of intangible assets at December 31:

(in thousands)                                  1997                 1996
                                                -----                ----
  Goodwill                                   $16,265              $16,265
  Dealer list                                  4,172                4,172
  Less: accumulated amortization              (8,367)              (7,276)
                                             -------              -------
  Intangible assets, net                     $12,070              $13,161
                                             =======              =======

5.  Debt

     Debt outstanding at December 31 consisted of the following:


(in thousands)                                                 1997              1996
                                                               ----              ----
Revolving line of credit (a)                               $ 98,572          $ 72,562
Term Notes:
  7.92% term note                                                 -             6,964
  7.56% term note                                                 -            12,500
  6.14% automobile receivables-backed notes                       -            15,843
Subordinated Notes:
  Senior subordinated notes, due annually 1998 to 2002       10,000            10,000
  Subordinated non-convertible notes due
    1994 with final payment due 1998 (b)                      1,214             2,509
    to 1998, net of discount(b)
                                                           --------          --------
      Total debt                                           $109,786          $120,378
                                                           ========          ========

(a) The revolving line of credit is net of unamortized discount totaling $0.7 million and $0.4 million at December 31, 1997 and 1996, respectively.
(b) The subordinated non-convertible notes are net of unamortized discount totaling $0.1 million at December 31, 1997 and 1996.

Agreements with lenders

     As a result of the reported loss of $(6.5) million in 1995 and increases in delinquencies and credit losses, the Company was in technical default under its revolving line of credit, term note and subordinated note agreements at December 31, 1995 and throughout 1996. To resolve the situation, the Company reached agreement with its lenders in 1996 to forbear in the exercise of their rights and remedies relating to the technical defaults through December 31, 1996.

     The new revolving line of credit agreement with its primary lender signed in December 1996, was amended in April 1997 to correct out-of-compliance conditions that arose as of December 31, 1996, primarily as a result of the provision for credit losses recorded in the fourth quarter. This amended agreement also provided for the consolidation of substantially all of the Company's debt under its term notes into the revolving line of credit.

     Pursuant to the amended revolving line of credit agreement dated April 1997, the Company's primary lender has agreed to provide a credit line of $110 million through January 1, 1999, at 30-day LIBOR plus 4.00% and total line fees of $0.5 million for 1997 and $0.4 million for 1998. The new terms and conditions of this agreement include less restrictive financial covenants, as well as several additional operational and reporting requirements. In addition, the agreement reflects a reduction in the primary advance rate available under the facility from 80% to 76%. The agreement also grants GECC warrants to purchase a cumulative total of approximately 1.1 million shares of the Company's common stock at $1 per share over a 5-year period.

     The Company also signed an amended credit agreement relating to its subordinated notes. The new credit agreements cured the technical defaults that existed during 1996, but also increased the Company's funding costs by approximately 10 basis points for 1997 compared to 1996. The forbearance agreements executed with the Company's lenders in 1996 had also increased funding costs by approximately 100 basis points for 1997 and 1996 compared to 1995.

       On January 31, 1998, the covenant requirement related to the 60 day delinquency calculated on a six month rolling average decreased from a maximum of 14% to 13.5%. As of January 31, 1998, the Company's six month rolling average 60 day delinquency percentage was 13.88%, which exceeded the covenant requirement. In February 1998, the revolving line of credit agreement was amended. The amendment increased the maximum allowable delinquency percentage to 14.5% and 14.0% for the periods through June 1998 and December 1998, respectively, and reduced the primary advance rate under the facility from 76% to 73%.

Revolving lines of credit

     In 1995, the Company's revolving line of credit facility with its primary lender was increased from $120.0 million to $150.0 million and the contractual term of the facility was extended through December 1996. As indicated above, the Company signed a new loan and security agreement in December 1996, that extended the term of the facility through December 1998, and then signed an amended agreement in April 1997, to correct out-of-compliance conditions that arose as of December 31, 1996. The revolving line of credit is secured by certain contract receivables of TFC and is guaranteed by TFC. On a daily basis, TFC remits all cash receipts relating to those receivables to the lender. These daily cash receipts are first applied to accrued interest on the revolving line of credit and the remainder to principal. Borrowings under the revolving line of credit, totaled $73.0 million and $59.5 million at December 31, 1997 and 1996, respectively. The advance rate used to determine availibility on this line is limited to a percentage of eligible collateral as specified in this amended decreased from 80% to 76% during 1997. Unused availability under this facility totaled $6.0 million and $11.4 million at December 31, 1997 and 1996, respectively, based on collateral in existence at that time.


     Interest on the revolving line of credit is paid at a floating rate equivalent to 30-day LIBOR plus a borrowing spread.


     The borrowing spread on the Company's revolving line of credit was as follows for the years ended December 31, 1997, 1996, and 1995:

                                            Borrowing
                                             Spread
                                             -------
January 1, 1995 to September 30, 1995         1.45%
October 1, 1995 to December 31, 1995          2.25
January 1, 1996 to January 31, 1996           3.00
February 1, 1996 to December 31, 1997         4.00

     For the period January 1, 1995 through September 30, 1995, the borrowing spread was temporarily reduced to 1.45% in conjunction with negotiations with the Company's primary lender regarding a new credit facility. These negotiations with the Company's primary lender were terminated in June 1995. Consequently, the borrowing spread increased as noted above.

     On January 1, 1996, the borrowing spread returned to 3.00%, the level in effect prior to the initiation of the negotiations. The borrowing spread was increased to 4.00% effective February 1, 1996, as a result of the forbearance agreement executed in March 1996, and continued at that rate under the new contract and security agreement signed in December 1996 and amended in April 1997.

     The average outstanding balance on the revolving line of credit totaled $82.8 million, $60.7 million, and $98.3 million, respectively, in 1997, 1996, and 1995. The average interest rate paid on the revolving line of credit was 9.63% in 1997, 9.23% in 1996, and 7.63% in 1995. At December 31, 1997, 1996, and
1995, respectively, one-month LIBOR was 5.71%, 5.40%, and 5.83% and the total interest rate was 9.71%, 9.40%, and 8.08%. At December 31, 1997 the used line of credit totaled $89.8 million.

     In March 1997, the Company signed a $15 million line of credit with another lender. At December 31, 1997, the used line of credit totaled $9.5 million. The average outstanding balance on the revolving line of credit totaled $8.2 million. The average interest paid on the revolving line of credit was 9.50% in 1997.

7.92% Term Note
     In August 1995, TFC issued a $12.5 million two-year term note. Borrowings under the facility totaled $7.0 million and $12.5 million at December 31, 1996 and 1995, respectively. As part of the forbearance agreement relating to this note, the interest rate on this note was increased to 9.08% effective January 1, 1996. The debt due under this note was consolidated into the revolving line of credit in April 1997.

7.56% Term Note
     In September 1995, TFC issued a $12.5 million two-year term note. Borrowings under the facility totaled $12.5 million at December 31, 1996 and 1995. As part of the forbearance agreement relating to this note, the interest rate on this note was increased to 8.72% effective January 1, 1996. The debt due under this note was consolidated into the revolving line of credit in April 1997.

6.14% Automobile Receivables-Backed Notes
     On December 7, 1995, TFC completed a debt financing consisting of $49.1 million of 6.14% Automobile Receivables-Backed Notes, Series 1995-A. The notes were issued through TFC's wholly-owned bankruptcy remote receivables subsidiary, TFC Receivables Corporation ("TRC"), and are rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Standard & Poor's Ratings Services. The notes were collateralized by the assets of TRC. Principal and interest payments under the notes were guaranteed pursuant to a financial guaranty insurance policy issued by Financial Security Assurance, Inc. In 1996, approximately $4.1 million of the notes were prepaid. In August 1997, the notes were redeemed in whole. The pay-out consisted of the restricted cash balance as of this date as well as an additional $1.0 million advance from the revolving line of credit.

Senior Subordinated Notes, due 2002
     In June 1995, the Company issued $10.0 million of 9.38% Senior Subordinated Notes due June 30, 2002. Interest on the Senior Subordinated Notes is payable semi-annually. The notes may be prepaid subject to a "make-whole " prepayment penalty. Beginning in June 1998, annual principal payments of $2 million are due with the final payment due June 2002. As part of the forbearance agreement relating to this note, the interest rate on this note was increased to 10.38% effective February 1, 1996. Under the terms of an amendment to the notes signed in April 1997, the interest rate was increased to 10.48% effective April 1, 1997, and the holder agreed to waive the technical defaults and adjust various financial and operational covenants.


Subordinated Non-Convertible Notes, due 1998

     In conjunction with the financing of the purchase of the Company by Chicago Holdings, Inc. on October 27, 1988, the Company issued 13.50% Subordinated Non-Convertible Notes in the amount of $6.4 million and 13.50% Subordinated Convertible Notes with an original principal amount of $65,000. The final principal payment of $1.3 million is due October 1998. The 13.50% Subordinated Non-Convertible Notes may be prepaid subject to a "make-whole" prepayment penalty. As part of the forbearance agreement relating to this note, the interest rate on this note was increased to 14.50% effective February 1, 1996. Under the terms of an amendment to the notes signed in April 1997, the interest rate was increased to 14.60% effective April 1, 1997, and the holder agreed to waive the technical defaults and adjust various financial and operational covenants.

     The 13.50% Subordinated Convertible Notes allowed conversion into 20% of the common stock of TFC, subject to certain antidilutive provisions, and included a put/call option. The put/call option price was computed as 20% of the greater of two times the net worth of TFC or six times TFC's operating profit, as defined. The liability for the put/call option price was periodically adjusted to reflect its current value with the changes charged to expense as contingent interest on convertible notes. The holders exercised their put option on October 18, 1993, and on December 31, 1993, the Company paid $5.5 million received from the proceeds of the Company's initial public offering to discharge this liability.

     The Company originally recorded the fair market value of the put/call option, which was $682,000, as debt discount. This discount was amortized, as an adjustment to interest expense, over the term of the Subordinated Non-Convertible Notes, resulting in an effective yield of 16.56%. The remaining unamortized discount related to these Notes, which totaled $0.1 million at December 31, 1995, was amortized during 1996. During 1997, The Company recorded $0.1 million for additional discount related to the April 1997 amendment.

Interest rate protection agreement

     TFC has entered into an interest rate protection agreement (cap) that limits TFC's exposure to increases in its borrowing cost relating to an increase in the one-month LIBOR rate. As discussed above, LIBOR is the base rate used in connection with the revolving line of credit. The agreement has a notional principal amount of $75 million, a LIBOR ceiling of 6.5% and an expiration date of September 30, 1998. The cap subjects the Company to credit risk that the counterparty may fail to perform under the terms of the agreement.

Dividend restrictions

     The Company did not declare dividends on its common stock during the years ended December 31, 1997, 1996, and 1995, nor does it anticipate paying cash dividends in the foreseeable future. If and when the Company decides to declare cash dividends, the amount would be limited by certain provisions of the Company's various credit agreements. Additionally, the various credit agreements provide restrictions on TFC's ability to transfer funds to TFCE in the form of dividends.

6.  Income taxes

     Significant components of deferred tax assets and liabilities were as follows as of December 31:


(in thousands)                                                  1997                    1996
                                                                -----                   ----
Deferred tax assets:
Excess of book nonrefundable reserve over tax                 $ 8,493                $  6,452
Excess of book allowance for credit losses over tax               259                   4,588
Excess of tax over book product warranty income                    51                      66
Vacation accrual                                                   67                       -
Net operating loss                                              1,502                       -

Other                                                              95                     191
                                                           ----------                --------
Total deferred tax assets                                      10,467                  11,297
Deferred tax liabilities:
Recognition of dealer discount income for book purposes
  in advance of tax recognition                                 6,788                   6,951
Temporary differences relating to intangible assets               775                     888
Temporary difference relating to employee benefits                296                     383
Excess of tax over book depreciation                              202                     227
                                                            ---------                 -------
Total deferred tax liabilities                                  8,061                   8,449
Valuation allowance                                            (2,218)                 (2,660)
                                                             --------                 -------
Net deferred tax assets                                     $     188                 $   188
                                                            =========                 =======


     The following is a summary of the income tax provision (benefit) for the years ended December 31:

(in thousands)                        1997              1996             1995
                                      ----              ----             ----
Current provision (credit):
  Federal                          $     -          $(5,047)          $(1,303)
  State                                  -             (536)             (206)
                                   -------           -------           -------
                                         -           (5,583)           (1,509)
Deferred provision (credit):
  Federal                              372             3,332           (1,738)
  State                                 70               383             (317)
                                      ----            ------          --------
                                       442             3,715           (2,055)
Valuation allowance                   (442)            2,660                -
                                    ------            ------         --------
Total                            $       -          $    792          $(3,564)
                                 =========         =========          ========

     The differences between income taxes computed at the statutory Federal rate and actual amounts were as follows for the years ended December 31:


(in thousands)                                             1997                    1996                    1995
                                                           -----                   -----                   -----
Computed at statutory Federal rate                      $   240                $(2,314)                $(3,414)
State taxes, net of Federal tax benefit                      28                   (269)                   (345)
Amortization of intangible assets                           277                    277                     277
Non-recognition of net operating
losscarryforw
carryforwardq
  loss carryforward                                         510                    510                       -
Valuation allowance                                        (442)                 2,660                       -
Other items                                                (103)                   (72)                    (82)
                                                       --------                 -------                ---------
Computed at effective rate                             $     -                  $  792                 $(3,564)
                                                       ========                 =======                ========


     At December 31, 1997, recoverable income taxes totaled $1.2 million, which primarily consisted of state income tax refunds for amended 1993, 1994, 1995, and 1996 returns for the carryback of the 1996 operating loss. At December 31, 1996, recoverable income taxes totaled $5.8 million, which primarily consisted of Federal and state income tax refunds of $5.0 million related to amended tax returns for 1993 and 1994.

        At December 31, 1997, the Company had a Federal tax loss carryforward totaling $3.6 million that expires beginning 2011. In 1993, contingent interest on the Company's convertible notes was treated as non-deductible for Federal income tax purposes. To the extent that the contingent interest on convertible notes is ultimately determined to be deductible for Federal income tax purposes, the benefit, which totals $2.1 million, will be recognized in the period that the determination is made.

7.  Employee benefit plan

     The Company has a defined contribution savings plan covering all permanent employees working 20 or more hours per week and with more than one year of service. Under the terms of the plan, the Company matches 50% of employees' contributions up to 10% of each employee's earnings as defined. In addition, employees have the option of contributing additional amounts. The Company's plan expense for 1997, 1996, and 1995 was $0.1 million, $0.2 million, and $0.2 million, respectively.

8. Stock Plans

     Employee Stock Purchase Plan

     The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows for options to be granted to employees, including eligible officers, of the Company, TFC and any future majority-owned subsidiary to purchase common stock. A total of 530,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan. The Company granted 110,000 options to certain eligible employees on February 28, 1994. These stock options were fully vested at the date of grant. Approximately, 12,000 were exercised and the remaining 98,000 expired in May 1996.

     Any employee who is customarily employed for at least 20 hours per week and more than five months per calendar year by the Company is eligible to participate in the Stock Purchase Plan.

     No employee is permitted to purchase shares under the Stock Purchase Plan if such employee owns 5% or more of the total of the Company. In addition, no employee is entitled to purchase more than $25,000 of common stock (based upon the fair market value of the shares of common stock at the time the option is granted) in any calendar year. The price at which shares of common stock were sold under the Stock Purchase Plan was the lower of 85% of the fair market value on the date of grant or the purchase date of such shares.

     Long-term Incentive Plan

     On October 27, 1994, the Company established the 1995 Long-Term Incentive Plan ("Incentive Plan"), which provides incentive stock options, non-qualified stock options and restricted stock for certain executives of the Company. The options generally vest over a period of five years. A total of 1.5 million shares of common stock have been reserved for issuance under the Incentive Plan. The remaining 495,000 options granted at an exercise price of $11.50 under this plan in 1995 expire on December 31, 1999. All other outstanding options expire five years from the vesting date.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("FAS No. 123"), which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighed-average assumptions: risk free interest rate of 6%; dividend yield of 0% for 1997 and 1996; volatility factor of the expected market price of the Company's common stock of 0.789 for 1997 and 0.915 for 1996; and a weighted-average expected life of the options ranging from 2 years to 10 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options' vesting periods. The effects of applying FAS No. 123 for providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years. The Company's pro forma net income (loss) (in thousands) and pro forma income (loss) per share based on options issued during 1997, 1996 and 1995 were as follows:



                                                  Years ended December 31
                                                  -----------------------
                                               1997          1996         1995
                                               ----          ----         ----
Pro forma net income (loss)                  $  660       $(7,718)      $(6,506)
Pro forma net income (loss) per share        $ 0.06        $(0.68)       $(0.58)



     A summary of the activity for the Company's stock options with exercise prices equal to the grant-date market value for the three years ended December 31 was as follows:


                                                      1997                           1996                     1995
                                         -------------------------------------------------------------------------------------
                                            Shares      Weighted        Shares       Weighted        Shares        Weighted
                                            Under        Average        Under        Average          Under         Average
                                            Option       Exercise       Option       Exercise        Option        Exercise
                                          (In 000s)       Price       (In 000s)       Price         (In 000s)        Price
                                         -------------------------------------------------------------------------------------
Outstanding at beginning of year             806         $10.11        1,368         $11.57          1,234         $11.11
Granted                                      300           1.26          150           1.17            180          13.87
Exercised                                      -              -           (6)          1.86             (3)          8.08
Forfeited                                    (80)          1.25         (706)         11.08            (43)          4.79
                                            ----                       -----                          ----
Outstanding at end of year                 1,026           8.22          806          10.11          1,368          11.57
                                           =====                         ===                         =====

Exercisable at end of year                   637          11.13          527          11.84            336          10.74
                                             ===                         ===                          ====
Weighted-average fair value of
     options granted during the year
  of options granted during
  the year                                 $0.84                       $0.97                         $7.22


Notes to Consolidated Financial Statements (continued)

8. Stock Plans (continued)

For stock options outstanding at December 31, 1997, the range of exercise prices and the weighted-average remaining contractual life were as follows:


                                                                          Stock Options Granted in
                                                                          ------------------------
                                                                 1997                 1996                 1995
                                                                 ----                 ----                 ----
Range of exercise prices                                      $0.96-1.44           $1.125-1.25         $11.50-14.00
Weighted-average remaining contractual life                    10 years             7.5 years            3 years


9.  Earnings (loss) per share

Earnings (loss) per share for the years ended December 31 were as follows:



                                                                     1997              1996              1995
                                                                     ----              ----              ----
Numerator:
     Net income (loss)                                                  $707           $(7,596)          $(6,461)
Denominator:
     Denominator for basic earnings (loss) per                    11,290,308        11,289,558        11,282,897
      share-weighted- average shares
     Effect of dilutive securities:
          Employee stock options                                      38,477            10,371             7,612
           Warrants                                                  276,149                 -                 -
                                                                     -------                 -                 -
     Dilutive potential common shares                                314,626            10,371             7,612
                                                                     -------            ------             -----
        Denominator for diluted earnings (loss) per
      share-adjusted weighted-average shares
 and assumed conversions                                          11,604,934        11,299,929        11,290,509
                                                                  ==========        ==========        ==========
Basic earnings (loss) per share                                        $0.06            $(0.67)           $(0.57)
                                                                       =====           =======           =======
Diluted earnings (loss) per share                                      $0.06            $(0.67)           $(0.57)
                                                                       =====           =======           =======

10.  Commitments

     The Company is obligated in 1998 to pay incentive compensation equal to 3.91%, in the aggregate, of TFC's pre-tax income, as defined, to certain key executives. The chairman and chief executive officer is guaranteed the greater of 3.00% or $300,000 with the remaining .91% relating to other key executives. .

     In 1996, the chairman and chief executive officer voluntarily terminated his deferred compensation agreement. Since the chairman and chief executive officer is considered a principal shareholder of the Company, the voluntary termination of the agreement and the resultant elimination of the Company's obligation with respect thereto, aggregating $1.0 million ($0.62 million after taxes), was reported as an equity contribution in 1996.

     The Company conducts its business in leased facilities with terms of one to eleven years with renewal options for additional periods. These leases are classified as operating leases. Certain equipment, including automobiles, is leased for terms of one to five years and is classified as operating leases. Options to purchase are also included in certain equipment lease agreements. Rent expense for the years ended December 31, 1997, 1996, and 1995 was approximately $0.9 million, $1.1 million, and $0.7 million, respectively.

     Future minimum annual lease payments for property and equipment under lease at December 31, 1997 were as follows:

  (in thousands)

1998                                      $ 770
1999                                        703
2000                                        659
2001                                        418
2002                                        412
2003 through 2006                         1,527
                                          -----
  Total                                  $4,489

     The Company is party to several legal actions which are ordinary, routine litigation incidental to its business. The Company believes that none of those actions, either individually or in the aggregate, will have a material adverse effect on the results of operations or financial position of the Company.

11.  Related party transactions

     As a result of the Company's 1995 net loss, a profit sharing payment totaling $0.4 million, which was made to the Chief Executive Officer during 1995, was required to be repaid to the Company. The Company received an executed note and recorded the required profit sharing repayment as a note receivable. The note, totaling $0.4 million as of December 31, 1997 is non-interest bearing and is due January 1, 1999 and provides that the Company may offset bonus payments against principal and interest due under the note.

12. Financial instruments with off-balance-sheet risk and concentrations of credit risks

     In its normal course of business, the Company engages in consumer lending activities with a significant number of consumers (obligors) throughout the United States. In addition, the Company is party to certain off-balance-sheet financial instruments, specifically an interest rate cap, which subjects the Company to credit risk in the event market conditions cause the interest rate cap to experience an unrealized gain and the counterparty to the transaction should fail to honor the contract. The maximum risk of accounting loss from these on- and off-balance-sheet financial instruments with these counterparties, assuming all collateral is deemed worthless, is represented by their respective balance sheet amounts and the replacement cost of the off-balance- sheet financial instruments. At December 31, 1997, the replacement cost for the Company's interest rate cap was immaterial.

     At December 31, 1997, approximately 68% of the Company's contract receivables portfolio is related to obligors in Texas (22%), Virginia (20%) , California (14%) and Florida (12%). Although the Company's contract receivables portfolio includes consumers living throughout the United States, a substantial portion of the obligors' ability to honor their obligations to the Company may be dependent on economic conditions in these states. All such contracts, other than contracts originated by FCF, are collateralized by the related vehicles. The Company does not have any other material concentration of credit risk.

13.  Estimated fair value of financial instruments

     Statement of Financial Accounting Standards No. 107 (FAS No. 107), "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. A financial instrument is defined by FAS No. 107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver to or receive cash or another financial instrument from a second entity on potentially favorable terms.

     Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument. FAS No. 107 specifies that fair values should be calculated based on the value of one trading unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, estimated transaction costs that may result from bulk sales or the relationship between various financial instruments. Fair value estimates are based on judgments regarding current economic conditions, interest rate risk characteristics, loss experience and other factors. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

     Fair value estimates exclude all non-financial assets and liabilities including property and equipment, goodwill and other intangibles, prepaid assets, deferred tax assets, accrued liabilities, taxes payable, and contract loss reserves. Accordingly, the estimated fair value amounts of financial instruments do not represent the entire value of the Company.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments at December 31, 1997 and 1996:

Short-term financial instruments

    The carrying amounts reported on the Company's balance sheet generally approximate fair value for financial instruments that mature in 90 days or less, with no significant change in credit risk. The carrying amounts approximate fair value for cash and cash equivalents, restricted cash and certain other assets and liabilities. Financial instruments included in other assets and liabilities primarily include trade accounts receivable and payable. In addition, the 1995 profit-sharing receivable from employee of $0.4 million at December 31, 1997 and 1996, is included in other assets. Management believes the carrying amount for this receivable approximates fair value.

Contract receivables

     The estimated fair value of contract receivables was calculated using market rates of return required for a portfolio purchase of contract receivables with similar credit and interest rate characteristics. The estimated fair value of contract receivables that did not meet the criteria for a portfolio purchase, generally contracts that were more than 30 days past due, was calculated based upon the liquidation value of the collateral.

Revolving lines of credit, term notes, automobile receivables-backed notes, and subordinated notes

     The estimated fair values for the revolving lines of credit, term notes, automobile receivable- backed notes, and subordinated notes were based on indicative market prices for debt with similar terms and remaining maturities currently available to companies with similar credit ratings.

13.  Estimated fair value of financial instruments

Interest rate protection agreements
     The estimated fair value of the Company's interest rate protection agreements was based on market quotes at December 31, 1997 and 1996.

     The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996 were as follows (in thousands):


                                                                    1997                                1996
                                                                   ------                              -----
                                                                            Estimated                             Estimated
                                                             Carrying         Fair             Carrying             Fair
                                                              Amount         Value              Amount             Value
Financial assets:
Cash and cash equivalents                                   $   1,975         $   1,975       $   2,688           $   2,688
Restricted cash                                                     -                 -           5,532               5,532
Net contract receivables                                      128,503           113,779         126,252             114,619
Other assets                                                      825               825             844                 844
                                                            ---------       -----------       ---------         -----------
 Total financial assets                                      $131,303          $116,579        $135,315            $123,683
                                                             ========          ========        ========            ========
Financial liabilities:
Revolving lines of credit                                    $ 98,572          $ 78,858       $  72,562            $ 58,000
Term notes                                                          -                 -          19,464              15,600
Automobile receivables-backed notes                                 -                 -          15,843              15,843
notes
Subordinated notes                                             11,214             6,728          12,509               7,500
Other liabilities                                               2,006             2,006           2,420               2,420
                                                           ----------        ----------      ----------          ----------
  Total financial liabilities                                $111,792          $ 87,592        $122,798            $ 99,363
                                                             ========          ========        ========           =========
Off-balance-sheet financial instruments
  Interest rate protection agreements                    $         18      $          5      $       57        $          6


14. Bankruptcy remote subsidiary - TFC Receivables Corporation

     TRC Receivables Corporation is a wholly-owned bankruptcy remote subsidiary of TFC that was formed in May 1995 to facilitate certain asset-backed financing transactions requiring a bankruptcy remote structure. Bankruptcy remote refers to a legal structure in which it is expected that the applicable entity would not be included in any bankruptcy filing by its parent or affiliates. In December 1995, TRC issued $49.1 million of 6.14% Automobile Receivables-Backed Notes, Series 1995-A. Proceeds from the issuance were used to purchase certain assets from TFC, which collateralize the notes. In August 1997, TRC paid off the 6.14% Automobile Receivables- Backed Notes. The 6.14% Automobile Receivables-Backed Notes are further discussed in Note 5 of the Notes to Consolidated Financial Statements.

TFC Enterprises, Inc. Directors, Officers and Shareholder Information Board of Directors *

Robert S. Raley, Jr. (1)
Chairman of the Board,
President and Chief Executive
Officer

Walter S. Boone, Jr. (1)(2)
President, Virginia General
Investment, Inc.

Douglas E. Bywater (1)(3)
Partner, Tate &
Bywater, Ltd.

Andrew M. Ockershausen (3)
Director of Business
Development, Home
Team Sports

Phillip R. Smiley  (2)
Field Services Regional
Manager, UNISYS

Linwood R. Watson (2)
Managing Principal,
Thompson, Greenspon
& Co., P.C.

(1) Member of Executive
      Committee

(2) Member of Audit
      Committee

(3) Member of
     Compensation Committee

* As of March 1998

Executive Officers

Robert S. Raley, Jr.
Chairman of the Board,
President and Chief
Executive Officer

Craig D. Poppen
Vice President, Treasurer
and Chief Financial
Officer

Ronald G. Tray
Vice President and
Assistant Secretary

Fletcher A. Cooke
Secretary and General Counsel

Shareholder Contact

Craig D. Poppen
Vice President, Treasurer
and Chief Financial
Officer
5425 Robin Hood Road,
Suite 101B,
Norfolk, Virginia 23513
(757) 858-4054 ext. 355
FAX: (757) 858-4093

Transfer Agent and
Registrar
American Stock Transfer
& Trust Company
40 Wall Street
New York, New York
10005

Annual Meeting

The annual shareholders'
meeting will be held
Tuesday, May 12, 1998,
at 3:00 p.m. at the
Airport Hilton Hotel,
Norfolk, Virginia

Form 10-K
Copies of TFC Enterprises, Inc.'s Annual Report on Form 10-K are filed with the Securities and Exchange Commission and may be obtained from the Shareholder Relations Department, 5425 Robin Hood Road, Suite 101B, Norfolk, Virginia 23513

Stock Trading
TFC Enterprises, Inc. Common Stock trades on The NASDAQ Stock Market under the symbol TFCE and is designated a National Market Security. The listing found in most newspapers is TFCENT.

Independent
Auditors
Ernst & Young LLP
1225 Connecticut Ave.,
NW
Washington, DC 20036
Outside Corporate
Counsel
Clark & Stant
One Columbus Center
Suite 900
Virginia Beach, Virginia
23462

The Finance Company Officers and Locations

The Finance
Company Officers*

Robert S. Raley, Jr.
Chairman of the Board,
President and Chief Executive
Officer

Craig D. Poppen
Executive Vice President,
Treasurer and Chief Financial
Officer

Ronald G. Tray
Executive Vice President,
Chief Operating Officer and
Assistant Secretary

Rick S. Lieberman
Senior Vice President
and Chief Lending Officer

Fletcher A. Cooke
Secretary and General Counsel

Delma H. Ambrose
Vice President

Timothy Ivey
Vice President

Kevin J. Obal
Vice President

M. Patricia Piccola
Vice President

David Hall
Assistant Vice President

Susan Barrett
Assistant Vice President

Guy H. Putman III
Assistant Vice President

* As of March 1998

Corporate Executive Office
5425 Robin Hood Road,
Suite 101B
Norfolk, Virginia 23513
(757) 858-4054
FAX: (757) 858-4093

Point-of- Sale

Service Center
5425 Robin Hood Road,
Suite 101A
Norfolk, Virginia 23513
(757) 858-1400
FAX: (757) 858-5499

Norfolk
Loan Production Office
5425 Robin Hood Road,
Suite 101A
Norfolk, Virginia 23513
(757) 858-1400
FAX: (757) 858-5499

Jacksonville
Loan Production Office
8000 Arlington Expressway,
Suite 400
Jacksonville, Florida 32211
(904) 725-5222
FAX: (904) 725-5833

Killeen
Loan Production Office
2201 South W.S. Young
Suite 105C
Killeen, Texas 76543
(254) 526-8390
FAX: (800) 221-8698

San Diego
Loan Production Office
6170 Cornerstone Court
East,   Suite 260
San Diego, California
92121
(619) 546-1336
FAX: (619) 546-0360

Portfolio
Service Center
8000 Arlington
Expressway,    Suite 400
Jacksonville, Florida 32211
(904) 725-5222
FAX: (904) 725-5833

Norfolk
Loan Production Office
5425 Robin Hood Road,
Suite 101A
Norfolk, Virginia 23513
(757) 858-1400
FAX: (757) 858-5499

First Community Finance, Inc. Officers  and Locations

First Community
Finance, Inc. Officers*

Robert S. Raley, Jr.
Chairman of the Board
and Executive Vice President

G. Kent Brooks
President and Chief
Executive Officer

Walter Owings
Vice President and Secretary

Robert Boykin
Vice President and
Assistant Secretary

Craig D. Poppen
Vice President, Treasurer and Chief
Financial Officer

* As of March 1998

Corporate Office

4900 Augusta Avenue
Suite 104
Richmond, Virginia 23230
(804)353-4900
FAX:(804)353-7818

Branches

71 S. Airport Drive
Highland Springs, Virginia
23075
(804) 737-8218
FAX: (804) 737-4135

9903 Hull Street Road
Richmond, Virginia 23236
(804) 745-3743
FAX: (804) 745-3898

2028 Nickerson Blvd.
Hampton, Virginia  23663
(757) 850-0670
FAX: (757) 850-0556

101-A North Brunswick Avenue
South Hill, Virginia 2970
(804) 447-5778
FAX: (804) 447-6077

1327-B West Broad Street
Waynesboro, Virginia 22980
(540) 946-2633
FAX: (540) 946-2601

150 Walker Street
Lexington, Virginia 24450
(540) 464-3160
FAX: (540) 464-1760

Washington Square
Shopping Center
5338-E George
Washington Memorial
Hwy.
Grafton, Virginia 23692
(757) 874-6775
FAX:(757)874-6090

1312-C West Grantham
Street Goldsboro, North
Carolina 27530
(919) 736-9912
FAX: (919) 736-9807

232 Greenville Blvd. S. E.
Greenville, North Carolina
27858
(919) 355-7540
FAX: (919) 355-0050

121 East Gordon Street
Kinston, North Carolina
28501
(919) 939-1665
FAX: (919) 939-9521

1060 Tiffany Square
Rocky Mount, North
Carolina 27802
(919) 977-0250
FAX: (919) 977-9649

3308 Bragg Boulevard
Suite 132
Fayetteville, North Carolina
28303
(910)868-9411
FAX:(910)868-9013

4119-D Arendell Street
Wellons Center
Morehead City, North
Carolina 28557
(919)247-2494
FAX:(919)247-1189

715 Gum Branch Center, Unit
#4
Jacksonville, North Carolina
28546
(910)455-8818
FAX:(910)455-9440

2326 Forest Hills Road
Wilson, North Carolina 27893
(919)234-2754
FAX:(919)234-2752