Form 10-K, Exhibit 13
period 1998-12-31
TFC ENTERPRISES INC
filed 1999-03-30
CIK 913958

TFC ENTERPRISES, INC.








                           1998 ANNUAL REPORT

                              IN MEMORY OF
                        COL. MATTHEW ADAM CLARY, JR.
                               U.S.M.C. (RET.)

In 1998, I lost one of my dearest friends and inspiring advisor. Colonel Matthew
A. Clary, who served as General Counsel to TFCE for many years prior to his retirement, passed away on November 8, 1998. In his memory and for his many contributions to TFCE, I dedicate the 1998 Annual Report to the Colonel.

Thank you Colonel, so much, for your friendship and advice. You are and will continue to be missed.


                                                   R.S. Raley, Jr.
                                                   Chairman of the Board

o  Net income increased to $4.0 million, or $0.36 per basic common share.

o  Gross contract purchases totaled $218.5 million an increase of 27% over 1997.

o Total net charge-offs to average gross contract receivables, net of unearned interest decreased to 16.59% from 18.60%.

o 60+ days delinquencies to gross contract receivables, at period-end decreased from 8.85% from 5.91%.

o Gross contract receivables increased to $225.8 million from $184.2 million in 1997, an increase of 23%.

Gross Contract Volume
     [GRAPH]
1996       $133.2
1997       $171.9
1998       $218.5

                                                  Net Income
                                                   [GRAPH]
                                                1996      ($7.6)
                                                1997       $0.7
                                                1998       $4.0


To our shareholders:

It gives me tremendous pleasure to share our results for 1998. Hard work, perseverance and adherence to our recovery plan has without a doubt paid off. Earnings per share soared 500% over 1997. Volume increased by 27% over 1997, 30 day plus and 60 day plus delinquency improved to 8.79% and 5.91% respectively, from 12.56% and 8.85% at year end 1997. Additionally, we extended our primary credit facility for two more years. The enthusiasm at TFC Enterprises, Inc.'s
(TFCE) operating companies can be felt throughout the entire organization and is largely responsible for a tremendous year.


Before we report the numerous accomplishments of 1998, let's look back at the exciting achievements of the past three years. In the 1995 report to shareholders, I reported the extremely disappointing results for that year. I also advised you that I had come out of retirement and would focus my efforts at improving the Company's operating performance and returning to profitability as soon as possible. Further, I acknowledged the challenges were enormous, however, we were confident, given the talent and dedication of the entire TFCE staff, regarding the future. As a result of the bad news reported for 1995, the Wall Street analysts pronounced TFCE dead on arrival, delivered our eulogy, and erected our tombstone.

During 1996, we accomplished what we set out to do. The first step was to restructure and downsize. Expenses had to be brought into line and operating results improved. 1996 saw considerable reorganization and significant headway in cleaning up the delinquency and charge off remaining from 1995. In the 1996 report, the shareholders were told our challenge during 1997 would be to rebuild profitability, increase volume, improve pricing, lower operating expenses, improve delinquency, lower charge off and position the Company to reduce our cost of funds. Even though the results of 1996 improved over 1995, the Wall Street analysts were not convinced that TFCE could survive.

Well, guess what? Not only did we survive 1997, but substantive progress was made. One needs only to reread the 1997 annual report to see we accomplished everything we vowed to do in the 1996 annual report. We:


               o Returned to profitability
               o Increased purchase volume
               o Reduced charge-off and delinquency
               o Lowered expenses
               o Increased yields on earning assets; and
               o Completed a new revolving loan agreement.

Gross Contracts Receivables
        [GRAPH]

1996          $187.0
1997          $184.2
1998          $225.8

Did we regain the attention and confidence of the investment community? No! They still were not convinced that TFCE was healthy. In the 1997 Annual Report, management stated its objectives for 1998. The Company was to maintain solid underwriting standards, increase business volume, improve pricing, continue to reduce delinquency and charge off, improve our cost of funds, increase our credit lines and increase our capital base.

Once again, we accomplished nearly everything set forth in my letter to shareholders in the 1997 Annual Report. I am pleased, no I am ecstatic, about TFCE's accomplishments during 1998. We:


    o Increased purchase volume while maintaining underwriting standards
    o Increased yields by improving pricing
    o Continued to reduce delinquency and
       charge off
    o Improved our cost of funds; and
    o Improved our credit facilities.


We did not bend our underwriting standards, we continued to steer the ship along the course the Company followed most of its twenty-two year existence. Pricing was improved resulting in the yields on average earning assets growing from 21.30% during 1997 to 23.08% for 1998. This was accomplished despite continuing heavy competition.

Business volume grew 27% over 1997 with 1998's volume ending at $218.5 million compared to $171.9 million for 1997. Both our operating companies, The Finance Company and First Community Finance, accomplished impressive growth in their business volume.

60+ Delinquency
   [GRAPH]

1996     9.89%
1997     8.85%
1998     5.91%

Delinquency once again was reduced significantly. The sixty day and over delinquency fell from 8.85% at year end 1997 to 5.91% at year end 1998. This reflects a 33% improvement. Net loans charged off as a percentage of average net receivables ended 1998 at 16.59% as compared to same period 1997 at 18.60%. This represents an 11.00% improvement.

Net Charge-Offs
  [GRAPH]

1996       22.25%
1997       18.60%
1998       16.59%

A new credit facility was successfully negotiated with the Company's primary lender extending our relationship through the year 2000. The total line was increased to $130 million, the rate reduced by twenty-five basis points and we maintained flexibility in the other restrictions and covenants. Throughout these negotiations, it was management's belief, that this lender had regained its confidence in the Company and recognized the tremendous accomplishments and improvements that have taken place over the last three years.

Our last stated objective for 1998 was to increase our capital base, an objective that was partially accomplished through earnings and the obtaining of $1.7 million of new subordinated debt. Yes, there were opportunities to bring in additional capital, however, we believe the price was excessive. Your management and Board of Directors agreed we were not willing to give the Company away to raise additional capital. Let me assure you, this objective remains high on our list for 1999.

As a result of our meeting or exceeding nearly all of our objectives, 1998's net income was significant at thirty-six cents per share. This compares with six cents per share for 1997. Additionally, the Company has achieved net income in seven of the last eight quarters and management believes this splendid positive trend will continue.

It should be abundantly clear to everyone, including the Wall Street experts who erected our tombstone three years ago, that TFCE has returned. The Company has reachieved profitability and stability. I believe it is time for the Wall Street analysts, who were quick to give this Company plenty of press during the bad times, to note our success as the Company prospers. We did not die as most predicted. We did not fail as many in this industry did.
The results of our turnaround were not luck.


When I returned to the helm of the Company, it was clear to me what it would take to return stability and profitability to TFCE. Luck was never on my list, but an experienced reconstituted management team, honesty, hard work, solid underwriting and pricing policies, and improved servicing capabilities among others were!

We have, in this message, talked about my return, an experienced and highly qualified management team and the Board of Directors who certainly are the captain and navigators of our ship. However, the ship could not have set sail for calmer seas without engines, sails, or oars, that is, our people! They did not desert the ship. Believe me when I tell you the captain and navigators could not have accomplished this extraordinary turn around without all of our loyal, dedicated, and proficient staff. I for one personally thank all of them.

Enough about the past, let's look to the future. 1999 will be another exhilarating year for the Company. Our objectives will remain the same; continue solid underwriting and pricing guidelines, grow receivables, maintain good delinquency and charge off results, and continue to improve our cost of funds.

Additionally, we will explore the securitization and commercial paper markets with an eye towards improving liquidity. Certainly, we will continue to explore ways to improve our capital base.

Through our newest subsidiary, Recoveries, Inc., a third party collection agency, it is our goal to service many of the troubled portfolios that exist today. With our efficient servicing capabilities, we expect to be successful in this area during 1999. As we reported in the March 1999 news release, we successfully completed negotiations to assume the servicing of a $10 million dollar portfolio that required no capital outlay on our part. It is anticipated this transaction will generate meaningful revenues with minimal additional operating expense.

Finally, it is our objective to increase shareholder value by embarking on an aggressive campaign to convince Wall Street that TFCE is a solid investment. We will no longer wait for Wall Street to wake up and recognize the pivotal turnaround of TFCE. We will instead, take the alarm clock to them. It is our intention to take our story to as many securities companies as is humanly possible.

We wish it were possible for every existing shareholder to personally visit our facilities to experience the enthusiasm and exhilaration that permeates the organization. Whether you can visit or not, please understand how appreciative we are of your continued loyalty and support.

It is with great pleasure that I submit TFCE's Annual Report.


                                              /s/ Robert S. Raley, Jr.
                                              Robert S. Raley, Jr.
                                              Chairman of the Board, President
                                              and Chief Executive Officer



-----------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(DOLLARS IN THOUSANDS, EXCEPT
 PER SHARE AMOUNTS)
-----------------------------------------------------------------------------------------------
FOR THE                                                      1998           1997          1996
YEAR
Net income (loss)                                         $ 4,025          $ 707     $  (7,596)
Net income (loss) per common share:
  Basic                                                      0.36           0.06         (0.67)
  Diluted                                                    0.33           0.06         (0.67)
----------------------------------------------------- ------------ -------------- -------------
Average common shares outstanding (in thousands)           11,330         11,290        11,290
----------------------------------------------------- ------------ -------------- -------------
PERFORMANCE RATIOS:
Return on average common equity                            12.30%          2.30%            NM
Return on average assets                                     2.49           0.47            NM
Yield on interest earning assets                            23.08          21.30         21.51%
Cost of interest bearing liabilities                        10.58          10.85          9.54
Net interest margin                                         15.43          13.38         14.36
Operating expense as a percentage of
  average interest earning assets (a)                       12.89          13.17         12.83
Total net charge-offs to average
  gross contract receivables,
  net of unearned interest                                  16.59          18.60         22.25
60 day delinquencies to period end
  gross contract receivables                                 5.91           8.85          9.89
Total allowance and nonrefundable
  reserve to period end gross contract
  receivables, net of unearned interest                     11.80          14.70         17.88
Equity to assets, period end                                20.44          21.02         18.83
----------------------------------------------------- ------------ -------------- -------------
AVERAGE BALANCES:
Interest earning assets (b)                              $169,340       $151,743      $188,239
Total assets                                              161,747        148,932       186,040
Interest bearing liabilities                              122,479        110,812       140,943
Equity                                                     32,723         30,731        36,386
----------------------------------------------------- ------------ -------------- -------------

NOTE: Throughout this report, ratios are based on unrounded numbers. NM - Not Meaningful.

(a) Excludes a $0.4 million charge for securitization costs in 1998 and a $1.8 million charge for severance benefits and a $0.6 million charge for restructuring in 1996.
(b) Average interest-bearing deposits and gross contract receivables, net of unearned interest revenue and unearned discount.

The Five-Year Summary of Selected Financial Data should be reviewed in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the accompanying Consolidated Financial Statements of TFC Enterprises, Inc., including notes thereto.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                                                 Years ended December 31
(IN THOUSANDS)                                  1998            1997       1996        1995         1994
                                                ----            ----       ----        ----         ----
Statement of Operations data:
Net interest revenue                         $26,133         $20,298     $27,033    $36,825      $27,958
Provision for credit losses                      737             719       8,733     26,500           53
                                             -------         -------     -------    -------      --------
Net interest revenue after provision
  for credit losses                           25,396          19,579      18,300     10,325       27,905

Other revenue                                  1,062           1,105       1,436      2,292        2,685

Operating expense:
Amortization of intangible assets              1,092           1,091       1,091      1,091        1,091
Severance benefits                               --              --        1,804         --           --
Restructuring charge                             --              --          590         --           --
Securitization costs                             448             --           --         --           --
Other                                         20,743          18,886      23,055     21,551       17,389
                                              ------          ------      ------      ------      ------
Total operating expense                       22,283          19,977      26,540     22,642       18,480
                                              ------          ------      ------     ------       ------

Income (loss) before income taxes              4,175             707      (6,804)   (10,025)      12,110
Provision for (benefit from) income taxes        150             --          792     (3,564)       4,879
                                             -------          ------      ------      -------     ------


Net income (loss)                            $ 4,025           $ 707     $(7,596)   $(6,461)     $ 7,231
                                             =======           =====     =======    ========     =======

Net income (loss) per common share :
     Basic                                     $0.36           $0.06      $(0.67)    $(0.57)       $0.64
     Diluted                                   $0.33           $0.06      $(0.67)     (0.57)       $0.64

Balance Sheet data:
Net contract receivables                    $155,895        $128,503    $126,252   $171,051     $139,176
Total assets                                 172,597         147,833     156,508    215,146      166,552
Total debt                                   130,917         109,786     120,378    170,459      115,531


    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                  AND RESULTS OF OPERATIONS

    Cautionary statement under the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995: Included in this Report and other written and oral information presented by management from time to time, including but not limited to, reports to shareholders, quarterly shareholder letters, filings with the Commission, news releases, discussions with analysts and investor presentations, are forward-looking statements about business strategies, market potential, potential for future point-of-sale and bulk purchases, future financial performance and other matters that reflect management's expectations as of the date made. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," and similar expressions are intended to identify forward-looking statements. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: the Company's dependence on its line of credit, intense competition within its markets, the fluctuating interest rates associated with its line of credit, the impact of installment contract defaults and the Year 2000 issue. Please refer to a discussion of these and other factors in this Report and the Company's other Commission filings. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

    This section should be reviewed in conjunction with the Five-Year Summary of Selected Financial Data and the accompanying Consolidated Financial Statements of TFC Enterprises, Inc., including notes thereto.

                                GENERAL

     TFC Enterprises, Inc. ("TFCE"or the "Company") conducts its consumer finance operations through two wholly-owned subsidiaries, The Finance Company ("TFC") and First Community Finance, Inc. ("FCF"). Through TFC, the Company is engaged in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles"). Installment sales contracts are acquired on either an individual basis after the Company has reviewed and approved the vehicle purchaser's credit application (a "point-of-sale purchase"), or on a group basis through the purchase of a dealer's portfolio of existing installment sales contracts (a "bulk purchase"). The Company focuses its point-of-sale business on installment sales contracts originated by dealers with consumers who are United States military enlisted personnel, primarily in the E-1 through E-5 grades. Bulk purchases are primarily from dealers who finance their own contracts with civilian customers and sell them after origination in bulk. To achieve an acceptable rate of return and provide for credit risks, contracts are purchased from dealers at a discount to the remaining principal balance. Most of the discount is held in a nonrefundable reserve against which credit losses are first applied.

    The Company has been engaged in consumer finance activities since its founding in 1977. From 1991 through 1995, the Company increased contract purchase volume significantly, from $67.1 million to $299.4 million, representing a compound annual growth rate of 45%. Due to the significant credit losses caused by 1995 volume's poor credit quality and inadequate pricing the Company revised its business strategy in 1996 and purchase volume totaled $133.2 million. In 1997 contract volume increased to $171.9 million. This positive trend continued throughout 1998 when contract volume increased to $218.5 million. Improvement in delinquencies and charge-offs in 1997 and 1998 support the conclusion that this growth was achieved without sacrificing credit quality and price.

    The Company's point-of-sale business emphasizes the purchase of installment sales contracts relating primarily to vehicles purchased by United States military enlisted personnel. Point-of-sale purchases provide the Company with the ability to direct the credit underwriting process at the initiation of the installment sales contract. Participating dealers benefit by having a source of financing for a group of customers who typically find financing difficult to obtain, thereby increasing the number of vehicles sold and improving dealer profitability. The military personnel also benefit because the financing provided by the Company enables them to purchase a vehicle that they otherwise might not be able to buy. As of December 31, 1998, $159.8 million, or 71%, of the Company's gross contract receivables represented point-of-sale purchases, compared to $111.3 million, or 60%, at December 31, 1997.

    During 1994 and 1995, to increase volume, the Company expanded its point-of-sale operations into the civilian market. At that time, the Company faced significant competition in this business line. To meet the competition, the Company purchased a substantial number of contracts at prices that, in hindsight, did not adequately reflect the credit risk of the obligor. Compounding this problem was the significantly greater day-to-day servicing requirements and risk of non-payment associated with civilian point-of-sale contracts as compared to more traditional military point-of-sale contracts. When the Company recognized the problems in late 1995, it took action to improve the risk adjusted returns of the Company's portfolio by redirecting the Company toward military point-of-sale and civilian bulk business lines.

     The Company's bulk purchase business emphasizes acquisitions of portfolios of seasoned installment sales contracts. These contracts normally have a payment history of at least three months. While the typical bulk purchase involves less than 100 individual contracts, the Company has, at times, purchased portfolios totaling more than 1,000 contracts. Bulk purchases provide the Company with demographic diversification, as the majority of customers are not military enlisted personnel. They also provide a payment history on which to evaluate and price the credit risk of the contracts and a relatively efficient mechanism for establishing dealer relationships in new areas. The Company's bulk purchases benefit dealers by providing an immediate source of liquidity, which in turn benefits the consumers who want to purchase vehicles from these dealers. As of December 31, 1998, $49.5 million, or 22%, of the Company's gross contract receivables was attributable to bulk purchases, compared to $60.0 million, or 33%, at December 31, 1997.

    Through FCF, the Company is involved in the direct origination and servicing of consumer finance contracts. FCF began operations in the first quarter of 1995 with the opening of two branch offices in Richmond, Virginia. Four additional branches were opened in Virginia in 1995 and four branches were opened in North Carolina in 1996. In 1997 one additional branch was opened in Virginia and four branches were opened in North Carolina. In 1998 two additional branches were opened in North Carolina and one was closed in Virginia. The Company is evaluating additional branch openings in 1999. Gross contract receivables relating to FCF at December 31, 1998, were $16.5 million, or 7%, of the Company's gross contract receivables portfolio, compared to $12.9 million, or 7%, at December 31, 1997.

                          RESULTS OF OPERATIONS
                          ---------------------

NET INCOME (LOSS) AND EARNINGS (LOSS) PER BASIC COMMON SHARE

    The Company reported net income of $4.0 million, or $0.36 per basic common share, in 1998, compared to net income of $0.7 million, or $0.06 per basic common share in 1997, and a net loss of $(7.6) million, or $(0.67) per basic common share in 1996. The Company's profitability is primarily the result of continuing improvement in the performance of its contract receivables. The net loss in 1996 was attributable to an $8.7 million provision for credit losses, severance benefits of $1.8 million related to management downsizing, and approximately $0.6 million of restructuring charges related to closing the Company's Dallas service center.

VOLUME

    Gross contracts purchased or originated in 1998 totaled $218.5 million, compared to $171.9 million in 1997 and $133.2 million in 1996. The increase in 1998 volume compared to 1997 reflected growth in the point-of-sale business line. Point-of-sale purchases increased $56.9 million over 1997 levels reflecting the Company's continued marketing efforts to the military point-of-sale market. Bulk purchases representing acquisitions from dealer generated receivables decreased $15.6 million due to more emphasis placed on the point-of-sale business line and more selective purchasing of bulks. The increase in 1997 volume compared to 1996 reflected growth in both the Company's point-of-sale and bulk business lines. Point-of-sale purchases in 1997 increased $26.7 million over 1996 levels reflecting the Company's increase in marketing efforts to the military point-of-sale market. Bulk purchases in 1997 increased $9.1 million over 1996 levels reflecting a continued marketing emphasis in this business line.

GROSS CONTRACT VOLUME

Gross contracts purchased or originated were as follows for 1998, 1997, and 1996:


                                        1998                    1997                    1996
                                        ----                    ----                    ----
(DOLLARS IN THOUSANDS)           Amount      Percent     Amount      Percent     Amount      Percent
                                 ------      -------     ------      -------     ------      -------
Contracts purchased
 or originated:
  Auto finance:
     Point-of-sale              $142,221       65.1%    $ 85,311       49.7%    $ 58,623       44.0%
     Bulk                         54,929       25.1       70,520       41.0       61,391       46.1
  Consumer finance                21,391        9.8       16,023        9.3       13,174        9.9
                                  ------        ---       ------        ---       ------       ----
       Total                    $218,541      100.0%    $171,854      100.0%    $133,188      100.0%
                                ========     ======     ========      ======    ========      ======
Number of contracts
 purchased or originated:
  Auto finance:
    Point-of-sale                 11,478       32.7%       7,411       25.9%       6,154       25.0%
    Bulk                          11,711       33.4       14,157       49.4       11,853       48.1
  Consumer finance                11,864       33.9        7,093       24.7        6,623       26.9
                                 ------        ----        -----      -----       ------      -----
       Total                      35,053      100.0%      28,661      100.0%      24,630      100.0%
                                  ======      ======      ======      =====       ======      =====


        At year end 1998, the Company was purchasing point-of-sale motor vehicle finance contracts through seven Loan Production Offices ("LPO's") located in Norfolk, Virginia; Killeen, Texas; Jacksonville, Florida; San Diego, California; Tacoma, Washington; Clarksville, Tennessee; and Columbus, Georgia. Bulk purchases are acquired through the bulk purchase LPO located in Norfolk, Virginia.


    In 1998, FCF originated $21.4 million in consumer finance contracts, compared to $16.0 million in 1997. All consumer finance contract originations are produced and serviced by 16 FCF offices located in Virginia and North Carolina. FCF added two new offices in North Carolina and closed one office in Virginia during 1998. Management believes there are significant growth opportunities in this segment of the market and is evaluating the impact of further FCF expansion in 1999.

NET INTEREST REVENUE


                                                            Years ended December 31
                                                            -----------------------
(DOLLARS IN THOUSANDS)                             1998               1997            1996
                                                   ----               ----            ----

Average interest earning assets (A)           $169,340             $151,743           $188,239
Average interest bearing liabilities           122,479              110,812            140,943
                                              --------             --------           --------
Net interest earning assets                  $  46,861            $  40,931          $  47,296
                                             =========            =========          =========

Interest and other finance revenue           $  39,085            $  32,317          $  40,484
Interest expense                                12,952               12,019             13,451
                                              --------             --------           --------
Net interest revenue                          $ 26,133             $ 20,298           $ 27,033
                                              ========             ========           ========

Yield on interest earning assets                 23.08%               21.30%             21.51%
Cost of interest bearing liabilities             10.58                10.85               9.54
                                               -------             --------             ------
Net interest spread                              12.50%               10.45%             11.97%
                                                ======               ======             ======

Net interest margin (B)                          15.43%               13.38%             14.36%
                                                ======               ======              ======


(a) Average interest bearing deposits and gross contract receivables, net of unearned interest revenue and unearned discount.
(b) Net interest margin is net interest revenue divided by average interest earning assets.

NET INTEREST REVENUE

    Net interest revenue was $26.1 million in 1998 compared to $20.3 million in 1997 and $27.0 million in 1996. The increase in 1998 compared to 1997 was the result of an increase in interest-earning assets. The yield on interest-earning assets was 23.08% for 1998 compared to 21.30% for the year of 1997. The improvement was primarily attributable to an increase in the amount of contract purchase discount accreted to interest revenue as a yield enhancement resulting from increased discounts on bulk purchases and overall improved delinquency and charge-off experience. The Company periodically reassesses the amount of contract purchase discount accreted to interest revenue to reflect changes in delinquency and charge-off experience. The cost of interest-bearing liabilities was 10.58% for 1998, compared to 10.85% for 1997. The decrease is primarily attributable to a 25 basis point reduction in the interest rate related to the Company's primary line of credit and to the decrease in LIBOR during the year. The decrease in net interest revenue in 1997 compared to 1996 was the result of the reduction in interest-earning assets and a decrease in the net interest spread, as shown in the table above. Average interest-earning assets decreased in 1997 as a result of the lower contract purchase volume in 1996 and the high level of contract charge-offs related to 1995 volume. The net interest spread decreased in 1997 compared to 1996 because of the increased cost of interest-bearing liabilities caused by the amended financing agreements signed in 1997.

OTHER REVENUE

    Other revenue was $1.1 million in 1998 and 1997, compared to $1.4 million in 1996. The decrease in 1998 and 1997 compared to 1996 was caused by a decrease in commission income on ancillary products as the result of lower sales of those programs.

OPERATING EXPENSE

    Operating expense was $22.3 million in 1998 compared to $20.0 million in 1997 and $26.5 million in 1996. The increase of $2.3 million in 1998 was primarily attributable to: a one time $0.4 million charge in the fourth quarter for expenses incurred for a securitization which was not completed due to the market conditions that existed during the fourth quarter, expenses incurred for The Finance Company to start a national sales department and open three new loan production offices, an increase in the number of branch offices for First Community Finance, and the expansion of the Company's employee benefit programs. The decrease of $4.1 million in 1997, excluding the 1996 charge for severance benefits and restructuring, compared to 1996 was attributable to a decrease in salaries of $2.2 million due to the reduction in the number of employees after the aforementioned restructuring and a decrease of $1.3 million in repossession expense. In connection with the termination of the employment agreements with four senior officers with the Company during 1996, notes receivable from these individuals in the amount of $0.4 million were forgiven and are reported as a component of severance benefits.

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

    The Company closed its Dallas service center and relocated its corporate finance and accounting office from Manassas to Norfolk, Virginia in November 1996, as part of its plan to reduce operating expenses. Receivables serviced from the Dallas service center were moved to the Company's Norfolk, Virginia, and Jacksonville, Florida, service centers. The Norfolk service center is responsible for servicing all point-of-sale contracts. The Jacksonville service center is responsible for servicing all bulk purchase contracts. The total cost of restructuring the operations of the service centers and the finance and accounting office was approximately $0.6 million.

    Operating expenses as a percent of interest earning assets decreased to 12.89% for 1998 from 13.17% in 1997. The 1998 percentage excludes a 0.27% effect of a one time $0.4 million charge in the fourth quarter for expenses incurred for a securitization which was not completed due to the market conditions that existed during the fourth quarter. The decrease in the operating expense ratio in 1998 resulted from the increase in average interest-earning assets which is attributable to the increase in net contract receivables. Operating expense as a percentage of average interest-earning assets increased to 13.17% in 1997 compared to 12.83% in 1996 excluding severance benefits and restructuring charges. The increase in the operating expense ratio in 1997 resulted from the decrease in average interest-earning assets which is attributable to the decrease in net contract receivables.

PROVISION FOR INCOME TAXES

    The Company recorded a $0.2 million tax provision, compared to no tax provision in 1997 and a tax provision of $0.8 million in 1996. The small tax provision in 1998 relative to income and no tax provision in 1997 is due to the reversal of a portion of a deferred tax valuation allowance recorded at year-end 1996. The tax expense in 1996, provided on a pre-tax loss of $6.8 million, was caused primarily by the fact that no tax benefit could be recognized on most of the $8.7 million provision for credit losses recorded in 1996 pending the reporting of sufficient future profits by the Company.

    During 1998, the $1.2 million in refunds recorded as recoverable taxes at December 31, 1997, which represented the benefit of state net operating loss carrybacks available to the Company as a result of a tax-basis loss in 1996 was received. At December 31, 1996, recoverable income taxes totaled $5.8 million, which represented the benefit of net operating loss carrybacks available to the Company as the result of a tax-basis loss incurred in 1996. In early 1996, the Company filed a request with the Internal Revenue Service for an accelerated refund of its $3.5 million in 1995 estimated tax payments. These estimated tax payments were received in the first quarter of 1996. Most of the refund balance due from the 1995 net operating loss carryback was received in the second quarter of 1997. Proceeds from these tax refunds were used to reduce the Company's indebtedness.

    In 1993, contingent interest on the Company's convertible notes was considered as deductible for Federal income tax purposes but was treated as non-deductible for income tax expense in the Company's financial statements. To the extent that the contingent interest on convertible notes is ultimately determined to be deductible for Federal income tax purposes, the benefit, which totals $2.1 million, will be recognized in the period that the determination is made. During 1998, the Company and the IRS continued discussions regarding the audit of its 1992-1996 income tax years. The Company, in order to reflect the estimated outcome of those discussions, has utilized the net operating losses reflected in its 1997 financial statements to offset adjustments to taxable income in prior years. Accordingly, the Company does not have any net operating loss carryforward at December 31, 1998.


OTHER MATTER - YEAR 2000

    The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions and/or engaging in similar normal business activities.

State of readiness
      Based on recent assessments, the Company determined that it will be required to modify or replace significant portions of its software and certain hardware so those systems will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 problem can be mitigated. However, if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 problem could have a material adverse impact on the Company's business, financial condition and results of operations.

      The Company's plan to resolve the Year 2000 problem involves the following four phases: assessment, remediation, testing and implementation. To date, the Company has completed its assessment of all systems that could be significantly affected by the Year 2000 problem. The assessment indicated that most of the Company's significant information technology systems could be affected, particularly the loan servicing systems. In addition, the Company has gathered information about the Year 2000 compliance status of its significant third party vendors and continues to monitor their compliance.

      To date, the Company is approximately 75% complete on the remediation phase for the Company's loan servicing systems, and expects to complete software reprogramming, testing and replacement no later than March 31, 1999. Once software is reprogrammed or replaced, the Company will begin implementation. To date the Company has completed approximately 65% of its testing and has implemented approximately 60% of its remediated systems. Completion of the testing phase for all significant systems is expected by March 31, 1999 with all remediated systems fully tested and implemented by June 30, 1999.

      To date, the Company is approximately 75% complete on the remediation phase for operating equipment, such as the phone systems, fax machines, etc. Testing of this equipment is primarily dependent upon the vendor to confirm that the proper changes have been made and the system will function correctly. To date, testing of the remediated operating equipment is approximately 50% complete. Once testing is complete, the equipment is ready for immediate use. Testing and implementation of affected equipment is expected to be completed by June 30, 1999.

      The Company has queried its significant vendors regarding their Year 2000 compliance status. To date, the Company is not aware of any external agent with a Year 2000 problem that would materially impact the Company's business, financial condition, or results of operations. The Company does not share information systems with any significant external agent. However, the Company has no means of ensuring that external agents will be Year 2000 ready. The effect of non-compliance by external agents is not determinable.

Cost to Address the Company's Year 2000 Problem
      The Company will utilize both internal and external resources to reprogram, or replace, test and implement the software and operating equipment for Year 2000 modifications. The total cost of the Year 2000 project is estimated at $0.7 million and is being funded through operating cash flows and a long-term lease for certain hardware and software. To date, the Company has capitalized approximately $0.2 million for new systems and equipment related to all phases of the Year 2000 project. Of the total remaining project costs, most is attributable to the purchase of new software and operating equipment, which will be capitalized.

Risks
      Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any additional phases, the Company may be unable to effectively book loans and collect payments. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.


Contingency Plans
      The Company has contingency plans for certain critical applications. These contingency plans involve, the manual processing of new business applications, and collections maintained through a more manual and elementary process until affected systems can be corrected.

                               FINANCIAL CONDITION
                               -------------------

ASSETS

      Total assets increased by $24.9 million, or 17%, to $172.6 million at December 31, 1998, from $147.8 million at December 31, 1997. The increase was primarily attributable to an increase in net contract receivables.

NET CONTRACT RECEIVABLES

    Net contract receivables were $155.9 million, or 90% of total assets at December 31, 1998, compared to $128.5 million, or 87% of total assets at December 31, 1997. The increase in auto finance receivables in 1998 was attributable to point-of-sale purchases, resulting from increased management emphasis on this line of business.

      NET CONTRACT RECEIVABLES
                                                         December 31,
      (DOLLARS IN THOUSANDS)                      1998                 1997
                                                  ----                 ----

        Auto finance:
           Point-of-sale                      $104,125             $ 75,197
           Bulk                                 36,649               41,612
        Consumer finance                        15,121               11,694
                                                ------               ------
             Total                            $155,895             $128,503
                                              ========             ========

LIABILITIES

    Total liabilities were $137.3 million at December 31, 1998, an increase of $20.5 million, or 18%, from $116.8 million at December 31, 1997. The increase in liabilities in 1998 reflected increased borrowings under the Company's credit facilities as the result of the increase in net contract receivables. As a percentage of total liabilities and equity, liabilities represented 80% and 79%, respectively, at December 31, 1998 and 1997.

                           CREDIT QUALITY AND RESERVES
                           ---------------------------

NET CHARGE-OFFS OF AUTO FINANCE CONTRACT  RECEIVABLES

    Net charge-offs to the allowance for credit losses and nonrefundable reserve were $27.9 million in 1998, or 17.7% of average net contract receivables, compared to $27.5 million, or 19.7%, in 1997, and $40.1 million, or 23.0% in 1996. The relatively high level of net charge-offs in 1996, as compared to 1998 and 1997, was primarily attributable to higher net charge-offs relating to receivables purchased in 1995 in the Jacksonville and Dallas service centers.

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

    Also among the factors contributing to the increase in charge-offs of contracts purchased in 1995 was the difficulty in servicing the substantially higher volume of installment sales contracts, specifically civilian point-of-sale contracts which involve more risk than military point-of-sale contracts. During 1994 and 1995, the composition of the Company's portfolio of contract receivables shifted from predominantly military point-of-sale contracts to civilian point-of-sale contracts. The day-to-day servicing requirements and risks of non-payment associated with civilian point-of-sale contracts are significantly greater than the Company's more traditional military point-of-sale contracts. As a result of the Company's dramatic growth during 1994 and 1995, the civilian point-of-sale contracts were not adequately serviced by the Company's personnel. Management took action to improve the servicing of the Company's portfolio of contract receivables. These actions included expanding the number of Collection Department personnel assigned to troubled credits, tripling the automatic dialing capacity of the Company through investment in two new automatic dialers, increasing senior management involvement in the credit decision process, closing the Southwest Regional Service Center in Dallas in order to consolidate all servicing in the Point-of-Sale and Bulk Service Centers, located in Norfolk and Jacksonville, respectively, and temporarily transferring the underwriting function of the Southern region to the Norfolk LPO (subsequently moved to the new Jacksonville LPO). The latter action improved the Company's control over the underwriting process by reducing the number of locations at which contracts are purchased and increased focus on the collection process. Unfortunately the disruptions associated with the consolidation of servicing in late 1996 led to an increase in delinquencies and charge-offs during the fourth quarter of 1996 and early 1997, which, in turn, combined with the other factors mentioned in this report, caused the Company to provide an additional $6 million reserve for credit losses as of year-end 1996.

PROVISION FOR CREDIT LOSSES ON AUTO FINANCE CONTRACT RECEIVABLES

    The Company's primary business involves purchasing installment sales contracts at a discount to the remaining principal balance. An amount ranging from 80 percent to 100 percent of the discount, based on experience, is held in a nonrefundable reserve against which credit losses are first applied. Additional provisions for credit losses, if necessary, are charged to income in amounts considered by management to be adequate to absorb future credit losses on the outstanding contract receivables. Improved credit quality and servicing of the Company's auto finance contracts eliminated the need for an additional loss provision on auto finance receivables in 1998 and 1997 compared to $8.4 million in 1996. The $8.4 million provision for credit losses in 1996 resulted from a $6 million provision for credit losses at year-end 1996 primarily related to contracts purchased in 1995 that was caused by the increased fourth quarter delinquencies and charge-offs resulting from service disruptions due to the closing of the Southwest Regional Service Center and relocation of the servicing of those contracts.

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

RESERVES ON AUTO FINANCE CONTRACT RECEIVABLES

        The static pool reserve methodology is used to analyze and reserve for the Company's credit losses. This methodology allows the Company to stratify its portfolio into separate and identifiable annual pools. The loss performance of these annual pools is analyzed monthly to determine the adequacy of the reserves. The loss performance to date combined with estimated future losses by pool year establishes the gross estimated loss for each pool year. The combined expected losses are reduced by estimated future recoveries that are based on historical recovery performance to establish the estimated required reserve for credit losses.

     At December 31, 1998, the combination of allowance for credit losses and nonrefundable reserve totaled $21.3 million, or 12.4%, of gross auto finance contract receivables, net of unearned interest revenue compared to $22.3 million, or 15.5% at December 31, 1997. The decrease in reserves and in the percentage of reserves to contract receivables in 1998 compared to 1997 is the result of the improved credit quality, servicing and recoveries.

     The Company's refundable dealer reserve decreased to $0.8 million at December 31, 1998, compared with $2.0 million at December 31, 1997. Under certain of the Company's programs, contracts from dealers are purchased under a refundable, rather than nonrefundable reserve relationship. Under certain circumstances, the Company may have to remit some or all of the refundable reserve back to the dealer. No such liability exists under a nonrefundable reserve relationship. Accordingly, the refundable reserve is carried as a liability on the Company's Consolidated Balance Sheets. Programs with refundable reserves were eliminated near the end of 1997.

        The reserves as a percentage of gross auto finance contract receivables net of unearned interest at December 31, 1998, of 12.4% are less than net charge-offs as a percentage of average net contracts receivable for 1998, of 17.7%. This difference exists because the reserves include an estimate of future recoveries on prior year charge-offs and future recoveries on current year charge-offs that are not reflected in the current year charge-off percentage. These estimated future recoveries are based on historical recovery performance and this estimate is an integral part of the evaluation of the adequacy of the reserves performed by management quarterly.

CONSUMER FINANCE CHARGE-OFFS AND RESERVES (FCF)

    Net charge-offs of consumer finance contracts totaled $0.6 million or 3.98% in 1998 compared to $0.4 million or 4.00% in 1997 and $0.2 million or 7.45% in 1996. The provision for credit losses was $0.7 million in 1998 and 1997, and $0.3 million in 1996. The allowance for credit losses was $0.9 million or 5.24% of outstanding gross contract receivables at December 31, 1998, compared to $0.7 million or 5.31% of contract receivables at December 31, 1997 and $0.4 million or 4.04% of contract receivables at December 31, 1996. Management has established the level of the allowance that it considers to be adequate based on FCF's experience through December 31, 1998.

            CONSOLIDATED ALLOWANCE AND RESERVES FOR CONTRACT RECEIVABLES


                                                                Years ended December 31
                                                                -----------------------
(DOLLARS IN THOUSANDS)                                  1998             1997            1996
                                                        ----             ----            ----

 Beginning of period                                $ 23,029         $ 28,575        $ 43,482
    Provision for credit losses                          737              719           8,733
    Charge-offs                                      (33,548)         (32,556)        (46,916)
    Allocation for credit losses                      26,915           21,635          16,620
  Recoveries                                           5,062            4,656           6,656
                                                       -----            -----           -----
  End of period                                      $22,195          $23,029         $28,575
                                                     =======          =======         =======


Average net contract receivables (A)                $171,751         $149,982        $180,950

End of period net contract receivables (A)          $188,103         $156,693        $159,833


Total net charge-offs as a percent of average
  net contract receivables                             16.59%           18.60%          22.25%
                                                       ======           ======          ======

Allowance and nonrefundable reserve as a
percent of net contract receivables (period            11.80%           14.70%          17.88%
end)                                                   ======           ======          ======



(A) GROSS CONTRACT RECEIVABLES, NET OF UNEARNED INTEREST REVENUE.

                             NET CHARGE-OFFS BY LINE OF BUSINESS


                                                                   Years ended December 31
                                                                   -----------------------
(DOLLARS IN THOUSANDS)                                          1998          1997        1996
                                                                ----          ----        ----
  Auto finance:
     Point-of-sale                                           $14,199      $19,192      $34,064
     Bulk                                                     13,727        8,283        6,034
  Consumer finance                                               560          425          162
                                                             -------      -------      --------
       Total                                                 $28,486      $27,900      $40,260
                                                             =======      =======      =======



DELINQUENCIES

    Gross auto finance contract receivables that were 60 days or more past due totaled $12.9 million, or 6.15% of gross auto finance contract receivables at December 31, 1998, compared to $15.9 million, or 9.28%, at December 31, 1997. This improvement in delinquency was the result of improved underwriting and increased collection efforts.

    Gross consumer finance receivables that were 60 days or more past due totaled $0.4 million, or 2.9% of gross receivables at December 31, 1998, compared to $0.4 million, or 3.1% at December 31, 1997.

    Consistent with standard industry practice, the Company measures delinquency at each month end by classifying a contract that is unpaid for two monthly payments as 30 days delinquent and a contract that is unpaid for three monthly payments as 60 days delinquent.



                            CONSOLIDATED DELINQUENCY

                                                                       Years ended December 31
                                                                       -----------------------
(DOLLARS IN THOUSANDS)                                            1998            1997         1996
                                                                  ----            ----         ----
Gross contract receivables
60 + days and over delinquent                                 $ 13,347        $ 16,310      $18,495
Gross contract receivables                                     225,813         184,242      187,033
Percent                                                           5.91%           8.85%        9.89%



                        LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY MANAGEMENT

    As shown on the Consolidated Statements of Cash Flows, cash and cash equivalents decreased by $0.1 million in 1998, to $1.9 million at December 31, 1998. The decrease reflected $7.9 million of net cash provided by operating activities and $20.6 million in net cash provided by financing, offset by $28.6 million of net cash used in investing activities. Net cash used in investing activities principally reflected $28.1 million in net purchases of contract receivables. Net cash provided by financing activities reflected $22.0 million of net borrowings on the Company's revolving lines of credit, $1.7 million of new subordinated debt and $3.3 million paid on outstanding subordinated debt.

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

    Effective January 1, 1999, the primary credit facility was renewed for an additional two years through January 1, 2001 and increased to a maximum of $130.0 million. Interest accrues at a floating rate equivalent to one-month LIBOR plus a borrowing spread of 3.50%. The advance rate on eligible receivables is 73% and flexibility was maintained relative to the restrictive covenants.

    The Company has a $2.0 million subordinated debt principal payment due in June 1999. The Company intends to fund this payment through cash flow from operations. This payment, does however, impact the availability under the Company's primary line of credit and could limit the Company's ability to grow its portfolio of contract receivables.

      With the improved performance in 1997 and 1998, the Company is committed to evaluating alternative funding sources to increase the available credit facilities to fund planned growth, increase liquidity and improve the interest margin. The Company is currently evaluating capital sources, securitizations, supplemental credit lines and additional subordinated debt.

    Inability to access these sources for additional funding could have a material adverse effect on the Company's ability to grow its portfolio of contract receivables. This, in turn, could have a material adverse effect on the Company's operating performance in the future.

DIVIDENDS

    The Company did not declare dividends on its common stock during the years ended December 31, 1998, 1997 and 1996, nor does it anticipate paying cash dividends in the foreseeable future. If and when the Company decides to declare cash dividends, the amount would be limited by certain provisions of the Company's various credit agreements.

                        NEW ACCOUNTING STANDARDS
                        ------------------------

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS No. 133) requires that all derivatives be recorded on the balance sheet as assets and liabilities at their fair value. In addition, it significantly changes the accounting for derivatives used for hedging purposes and for financial instruments with certain types of embedded derivatives. SFAS No. 133 is effective for financial statements for periods beginning after June 15, 1999. Management does not anticipate the application of SFAS No. 133 to have a significant impact on the Company's financial statements.


                 MARKET RISK DISCLOSURE AND RISK FACTORS
                 ---------------------------------------

    In evaluating the Company, prospective investors should consider carefully all of the information set forth throughout this Report and, in particular, should evaluate the following risk factors.

FLUCTUATING INTEREST RATES AND DEPENDENCE ON LINE OF CREDIT

    The Company's operations require substantial borrowing to provide funding for the installment contracts purchased by TFC and originated by FCF. Consequently, profitability is impacted by the difference between the rate of interest paid on the funds it borrows and the rate of interest charged on its installment contracts, which rate in some states is limited by law. Currently, the principal source of borrowing by the Company is its revolving line of credit, guaranteed by TFCEI (the "Line of Credit") with General Electric Capital Corporation ("GECC"). The maximum amount of borrowings available under the Line of Credit was $115 million at December 31, 1998. At December 31, 1998, TFC had $109 million outstanding under the Line of Credit. The floating interest rate for borrowings under the Line of Credit is equal to the average one-month London Interbank Offered Rate ("LIBOR") plus 3.75%. Thus, future increases in interest rates could adversely affect the Company's profitability. In an effort to reduce its exposure to an increase in interest rates, TFC has purchased an interest rate cap which ensures that the interest rate on $75 million of the borrowings through January 3, 1999, $85 million from January 4 through March 31,1999, $100 million from April 1 through June 30, 1999, and $75 million from July 1 through September 30, 1999 under the Line of Credit will not exceed the one-month LIBOR ceiling of 5.75%. This interest rate cap expire September 30, 1999. In addition to the purchase of interest rate caps, the Company believes it has certain flexibility to increase the rate of interest charged on future installment contracts (to the extent not limited by state law), in order to offset the adverse impact of any interest rate increase on profitability. If one-month LIBOR averaged 10% more in 1999 than in 1998, net income would decrease by approximately $0.2 million after considering the effects of interest rate caps. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap and cap agreements. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.


        The Finance Company has maintained a Line of Credit with GECC since 1992. The current Line of Credit expired December 31, 1998. Effective January 1, 1999, TFC renewed its existing credit facility for an additional two years, through January 1, 2001. The renewal increased the credit limit to $130 million from $115 million and reduced the interest rate to 3.50% over one-month LIBOR from 3.75%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEFAULTS ON INSTALLMENT CONTRACTS

        The Company is engaged primarily in purchasing installment contracts entered into by dealers with consumers who have limited access to traditional sources of consumer credit. The inability of an individual to finance a used automobile purchase by means of traditional credit sources is generally due to such individual's past credit history or insufficient cash to make the required down payment on an automobile. As a result, installment contracts purchased by the Company are generally with purchasers of automobiles who are considered to have a higher risk of default on an installment contract than certain other automobile purchasers. Accordingly, the consumer loan activities engaged in by the Company typically have a higher risk of loss than those of other consumer financings. Although the Company believes that its expertise in used automobile financing, particularly for United States military enlisted personnel, enables it to evaluate and price accurately the higher risk associated with the Company's business, a significant economic downturn in the markets in which the Company operates could materially increase the number of charged off and delinquent installment contracts experienced by TFC as compared to its historical losses. If TFC were to experience a material increase in charge-offs or delinquencies, its profitability could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Credit Losses and Delinquency."

COMPETITION

        There are numerous providers of financing for the purchase of used automobiles. Those financing sources include banks, savings and loan associations, consumer finance companies, credit unions, financing divisions of automobile manufacturers or automobile retailers. Many of those providers of automobile financing have significantly greater financial resources than TFC and have relationships with established dealer networks. The Company has focused on a segment of the market composed of consumers who typically do not meet the more stringent credit requirements of the traditional consumer financing sources and whose needs, as a result, have not been addressed consistently by such financing sources. If, however, the other providers of consumer finance were to assert a significantly greater effort to penetrate TFC's targeted market segment, TFC could be materially and adversely affected.

REGULATION

        The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. The Company's business operations are conducted in approximately 30 states and, accordingly, the laws and regulations of such states govern the Company's operations conducted in those states. Most states where the Company operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of the contracts that the Company purchases and define the Company's rights to repossess and sell collateral. In addition, the Company is required to be, and is, licensed to conduct its operations in certain states. As the Company expands its operations into other states, it will be required to comply with the laws of such states.

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

RESTRICTIONS ON THE PAYMENT OF DIVIDENDS

        The Company currently intends to retain its earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Any future dividend payments will depend upon the financial condition, funding requirements and earnings as well as other factors that the Company's Board of Directors may deem relevant. Because the Company is a legal entity separate and distinct from TFC and because its revenues depend on the payment of dividends by TFC, limitations on the ability of TFC to pay dividends to the Company will in turn limit the ability of the Company to pay dividends to its stockholders. There are certain restrictions on the payment of dividends in the form of various affirmative and negative covenants included in TFC's Line of Credit and Subordinated Debt.

EFFECT OF CERTAIN CHARTER, BYLAW AND STATUTORY PROVISIONS

        Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interest of the stockholders. For example, the Certificate of Incorporation provides for a classified Board of Directors and for certain limitations on the calling of a special meeting of stockholders and the Bylaws require advance notice of stockholder proposals and nominations of directors. The Company also is subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transaction, even if favorable to the Company's stockholders.

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

DEPENDENCE UPON KEY EXECUTIVE OFFICERS

        The Company's growth and development to date have been largely dependent upon the services of key executive officers. The loss of a significant number of these officers could have a material adverse effect on the Company.

                 COMMON SHARES AND SHAREHOLDER INFORMATION
                 -----------------------------------------

    The common stock of TFC Enterprises, Inc., began trading on the NASDAQ Stock Market under the symbol TFCE on December 23, 1993, and is designated a National Market Security. At March 1, 1999, there were approximately 2,194 registered and beneficial owners of the security. Share price information for the years ended December 31, 1998 and 1997 is presented in the Selected quarterly data table on the next page.


SELECTED QUARTERLY DATA * (UNAUDITED)
------------------------- ---------------------------------------- ------------------------------------------
                                               1998                                      1997
------------------------- ---------------------------------------- ------------------------------------------
(dollars in thousands,          Dec.      Sept.       June      March     Dec.     Sept.       June       March
except per share amounts)        31        30          30         31       31       30          30         31
                                 --        --          --         --       --       --          --         --
Statements of
operations:
Net interest revenue         $  7,708    $6,747      $6,238     $5,440  $ 5,153   $4,789     $5,108      $5,248
Provision for credit
losses                            246       171         199        121      253      214        160          92
Other revenue                     181       252         301        328      293      218        318         276
Operating expense               6,119     5,479       5,378      5,306    5,311    4,863      4,850       4,953
                                -----     -----       -----      -----    -----    -----      -----       -----
Income (loss) before
  income taxes                  1,524     1,349         962        341     (118)     (70)       416         479
Provision for (benefit
 income taxes                     150        --          --         --       --       --       (283)        283
Net income (loss)               1,374    $1,349       $ 962       $341    $(118)    $(70)     $ 699        $196
                                =====    ======      ======     ======    ======    =====    ======       =====
Net income (loss) per
basic common share              $0.12     $0.12       $0.09      $0.03   $(0.01)  $(0.01)     $0.06       $0.02

Net income (loss) per
diluted common share            $0.11     $0.11       $0.08      $0.03   $(0.01)  $(0.01)     $0.06       $0.02

Performance ratios:
Return on average equity        15.92%    16.28%      12.07%      4.37%      NM       NM       9.12%       2.62%
Return on average assets         3.20      3.24        2.43       0.90       NM       NM       1.87        0.51
Yield on interest               23.26     23.17       22.73      21.64    21.62%    21.11%    21.73       21.05
earning  assets
Cost of interest bearing        10.28     10.52       10.56      10.91    11.05     11.25     10.99       10.28
   liabilities
Net interest margin             15.81     15.49       15.08      13.82    13.70     13.01     13.63       13.35
Operating expense as a          12.56     12.58       13.00      13.48    14.12     13.21     12.95       12.60
   percentage of average
   interest earning assets
Total net charge-offs to        15.09     17.69       15.47      18.20    16.99     16.19     19.98       21.15
   average gross contract
   receivables net of
   unearned interest
60 day delinquencies to          5.91      5.57        6.20       7.35     8.85      8.66      8.13        9.01
   period end gross
   contract receivables
Total allowance and             11.80     12.53       13.44      13.70    14.70     15.17     15.66       16.60
   nonrefundable reserve to
   period end gross contract
Equity to assets,               20.44     19.85       19.84      20.37    21.02     21.94     21.03       19.76
period end
Average balances:
Interest earning assets      $180,613  $174,249    $165,451   $157,459 $150,480  $147,261  $149,857    $157,236
Total assets                  171,708   166,337     158,491    151,244  145,395   145,002   149,380     155,144
Interest bearing              130,908   127,187     119,786    112,972  107,839   106,001   110,350     117,777
liabilities
Equity                         34,536    33,135      31,860     31,252   31,143    31,277    30,641      29,944
Common stock data:
Market price range:
  High                          $2.38     $3.00       $3.00      $1.81    $2.00     $2.06     $2.00       $2.13
  Low                            1.38      1.19        1.44       1.00     0.66      1.00      1.13        1.13
  Average                        1.90      2.22        2.37       1.50     1.34      1.48      1.54        1.56
  Close                          1.63      1.75        2.63       1.56     0.94      1.34      1.38        1.31
-------------------------    --------- --------- --------- ---------- -------- ---------- ----------- -----------


* The fourth quarter of 1998 includes a $0.4 million charge, to operating expense, incurred for a securitization which was not completed due to the market conditions that existed during the fourth quarter. Also, net interest revenue includes a positive $0.5 million adjustment for dealer discount and fees which were earned during 1998.

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


          /s/ Robert S. Raley, Jr.       /s/ Craig D. Poppen
          Robert S. Raley, Jr.           Craig D. Poppen
          Chairman, President and        Vice President, Treasurer and
          Chief Executive Officer        Chief Financial Officer

                               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
TFC ENTERPRISES, INC.

We have audited the accompanying consolidated balance sheets of TFC Enterprises, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TFC Enterprises, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                           /s/ ERNST & YOUNG LLP


Richmond, Virginia
February 23, 1999

CONSOLIDATED BALANCE SHEETS


                                                            December  31
                                                            ------------
                                                      1998              1997
                                                      ----              ----
                                                      (DOLLARS  IN THOUSANDS)
ASSETS
Cash and cash equivalents                            $ 1,868           $ 1,975
Net contract receivables                             155,895           128,503
Recoverable income taxes                                  --             1,229
Property and equipment, net                            1,949             2,297
Intangible assets, net                                10,978            12,070
Other assets                                           1,907             1,759
                                                       -----             -----
  Total assets                                      $172,597          $147,833
                                                    ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Revolving lines of credit                           $121,281          $ 98,572
Subordinated notes                                     9,636            11,214
Accounts payable and accrued expenses                  3,180             2,841
Income taxes and other liabilities                     2,394             2,139
Refundable dealer reserve                                824             1,987
                                                    --------          --------
  Total liabilities                                  137,315           116,753

Shareholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares
 authorized; none outstanding                             --                --
Common stock, $.01 par value, 40,000,000 shares
 authorized; 11,404,882 and 11,290,308 shares
 issued and outstanding in 1998 and 1997,
 respectively                                             50                49
Additional paid-in capital                            56,020            55,844
Retained deficit                                     (20,788)          (24,813)
                                                    --------          --------
  Total shareholders' equity                          35,282            31,080
                                                      ------            ------
  Total liabilities and shareholders' equity        $172,597          $147,833
                                                    ========          ========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                            Years ended December 31
                                                            -----------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)              1998             1997             1996
                                                      ----             ----             ----
Interest and other finance revenue                 $39,085          $32,317          $40,484
Interest expense                                    12,952           12,019           13,451
                                                    ------           ------           ------
Net interest revenue                                26,133           20,298           27,033
Provision for credit losses                            737              719            8,733
                                                       ---              ---            -----
Net interest revenue after provision
  for credit losses                                 25,396           19,579           18,300

Other revenue:
Commissions on ancillary products                      845              780            1,341
Other                                                  217              325               95
                                                       ---              ---               --
Total other revenue                                  1,062            1,105            1,436

Operating expense:
Salaries                                            11,077            9,866           12,107
Employee benefits                                    2,003            1,511            1,957
Occupancy                                              910              896            1,053
Equipment                                            1,233            1,253            1,379
Amortization of intangible assets                    1,092            1,091            1,091
Severance benefits                                     --               --             1,804
Restructuring charge                                   --               --               590
Securitization costs                                  448               --               --
Other                                                5,520            5,360            6,559
                                                     -----            -----            -----
Total operating expense                             22,283           19,977           26,540
                                                    ------           ------           ------

Income (loss) before income taxes                    4,175              707           (6,804)

Provision for income taxes                             150              --               792
                                                        --              --                --

Net income (loss)                                  $ 4,025            $ 707          $(7,596)
                                                   =======           ======         ========

Net income (loss) per common share:
     Basic                                          $ 0.36           $ 0.06          $ (0.67)
                                                   =======          =======         ========
     Diluted                                        $ 0.33          $ 0.06           $ (0.67)
                                                   =======          =======         ========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                        Number of                 Additional
                                        Shares        Common      Paid-in        Retained
(IN THOUSANDS)                          Outstanding   Stock       Capital       (Deficit)     Total
                                       -----------    -----       -------       ---------     -----
BALANCE AT DECEMBER 31, 1995             11,284         $49      $54,279       $(17,924)     $36,404
Net loss                                     --          --           --         (7,596)      (7,596)
Issuance of stock warrants                   --          --          423             --          423
Stock options exercised                       6          --           12             --           12
Deferred compensation
termination, net of taxes
of $348,000                                  --          --          619             --          619
                                             --          --          ---             --          ---

BALANCE AT DECEMBER 31, 1996             11,290          49       55,333        (25,520)      29,862
Net income                                   --          --           --            707          707
Issuance of stock warrants                   --          --          511             --          511
                                             --          --          ---             --          ---
BALANCE AT DECEMBER 31, 1997             11,290          49       55,844        (24,813)      31,080
Net income                                   --          --           --          4,025        4,025
Stock options exercised                     115           1          176             --          177
                                            ---           -          ---             --          ---
BALANCE AT DECEMBER 31, 1998             11,405       $  50      $56,020       $(20,788)     $35,282
                                         ======       =====      =======      =========      =======


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                              CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  Years ended December 31
                                                                  -----------------------
(IN THOUSANDS)                                          1998                1997               1996
                                                        ----                ----               ----
OPERATING ACTIVITIES

Net income (loss)                                     $ 4,025              $ 707             $(7,596)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
   Amortization of intangible assets                    1,092              1,091               1,091
   Depreciation and other amortization                  1,613              1,053               1,431
   Provision for deferred income taxes                    150                --                6,375
   Provision for credit losses                            737                719               8,733
   Changes in operating assets and liabilities:
   Decrease in recoverable income  taxes
                                                        1,229              4,602                 148
   Decrease (increase) in other assets                   (397)               582               1,834
   (Decrease) increase in accounts payable and
      accrued expenses                                    339             (1,119)               (186)
   Decrease in refundable dealer  reserve
                                                       (1,163)              (221)             (1,042)
   (Decrease) increase in income taxes and
      other liabilities                                   255                (36)                179
                                                          ---               ----                 ---
      Net cash provided by operating activities         7,880              7,378              10,967

INVESTING ACTIVITIES
Net cost of acquiring contract receivables           (126,003)          (104,342)            (86,711)
Repayment of contract receivables                      97,874            101,372             122,777
Purchase of property and equipment                       (434)              (339)             (1,611)
                                                        -----               -----             -------
      Net cash provided by (used in) investing
       activities                                     (28,563)            (3,309)             34,455

FINANCING ACTIVITIES
Net borrowings on the revolving lines of credit        22,016             26,280              13,510
Payments on term notes                                     --            (19,464)            (30,536)
Payments on automobile receivables - backed notes          --            (15,843)            (31,408)
Borrowings on subordinated notes                        1,670                 --                  --
Payments on subordinated notes                         (3,287)            (1,287)             (1,287)
Decrease in restricted cash                                --              5,532               4,865
Proceeds from stock options exercised                     177                 --                  12
                                                      -------            -------              ------
   Net cash (used in) provided by financing            20,576             (4,782)            (44,844)
      activities
Increase (decrease) in cash and cash equivalents         (107)              (713)                578
Cash and cash equivalents at beginning of year          1,975              2,688               2,110
                                                      -------             ------              ------
Cash and cash equivalents at end of year               $1,868             $1,975              $2,688
                                                      =======            =======              ======
SUPPLEMENTAL DISCLOSURES:
Interest paid                                        $ 11,618           $ 11,315             $12,438
Income taxes paid                                          --                 --                  --
NONCASH TRANSACTIONS:
Issuance of stock warrants                                 --              $ 511               $ 423
Deferred compensation terminated
  and transferred to paid-in capital                       --                 --               $ 619


          See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

    TFC Enterprises Inc. ("TFCE") is a holding company with two primary wholly-owned subsidiaries, The Finance Company ("TFC") and First Community Finance, Inc. ("FCF"). TFCE has no significant operations of its own. TFC specializes in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles") both on an individual basis ("point-of-sale" purchase) and on a bulk basis ("bulk" purchase). Based in Norfolk, Virginia, TFC also has eight loan production offices throughout the United States in communities with a large concentration of military personnel. FCF is involved in the direct origination and servicing of small consumer loans. FCF operates 16 branches throughout Virginia and North Carolina.

PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements include the accounts of TFCE and its wholly-owned subsidiaries, TFC and FCF (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are defined as cash and overnight repurchase agreements.

CONTRACT RECEIVABLES

    Contract receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-off or specific valuation accounts and net of any unamortized deferred service fees and unamortized discounts on purchased loans.

CREDIT LOSSES

    The Company's primary business involves purchasing installment sales contracts at a discount to the remaining principal balance on both a bulk and point-of-sale basis. A portion of this discount represents anticipated credit loss and, based upon projected loss experience, is held in a nonrefundable reserve against which future credit losses will first be applied. The remaining portion, if any, of the discount is recorded as dealer discount as discussed below. Additional provisions for credit losses, if necessary, are charged to income in amounts sufficient to maintain the combined allowance for credit losses and nonrefundable reserve at an amount considered by management to be adequate to absorb estimated future credit losses.

    Management evaluates the reasonableness of the assumptions used in projecting the loss experience by reviewing historical credit loss experience, delinquencies, repossessions trends, the size of the finance contract portfolio and general economic conditions and trends. Historical credit loss experience is monitored on a static pool basis. Contract originations and subsequent charge-offs are assigned to annual pools and the pool performance is monitored separately. If necessary, any assumptions used will be changed in the future to reflect historical experience to the extent it deviates materially from that which was assumed.

    It is generally the Company's policy to charge its nonrefundable reserve and then the allowance for credit losses for all contract receivables which are 180 days past due. In August 1998, the Company revised its charge-off policy to the aforementioned guidelines. Prior to the change in guidelines, the Company's policy was to charge its nonrefundable reserve and then the allowance for credit losses for all contract receivables which are both 180 days past due and which have had no significant payment activity for 90 days. Any amounts collected subsequent to being charged off are restored to the allowance for credit losses.

    The carrying value of repossessed assets is reduced, through charge-off, to the lower of the unpaid contract balance or anticipated liquidation proceeds.

    The Company's policy related to unsecured consumer contracts originated by FCF is to establish and maintain, through a charge to income, an allowance for credit losses, based on historical credit experience of FCF and the industry. All consumer finance receivables which are 180 days past due are charged against this allowance for credit losses. Any amounts collected subsequent to being charged off are restored to the allowance for credit losses.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over each asset's estimated useful life, generally five to seven years.

INTANGIBLE ASSETS

    Intangible assets consist of a purchased dealer list and goodwill, which are being amortized using the straight-line method over periods of 15 years and 20 years, respectively. The carrying values of intangibles are reviewed on an ongoing basis. If this review indicates that the intangibles will not be fully recoverable, as determined based on estimated undiscounted cash flows generated by the intangibles over their remaining life, their carrying value will be reduced to the recoverable amount using discounted cashflows. No impairment losses have been recorded for any period presented.

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

INTEREST RATE PROTECTION AGREEMENTS

    The Company purchased an interest-rate cap agreement that is designed to limit its exposure to increasing interest rates and is designated as a hedge of its revolving line of credit. An interest rate cap entitles the Company to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The interest rate index specified by the cap agreement has been and is expected to be highly correlated with the interest rates the Company incurs on its revolving line of credit. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense. The cost of the agreement is included in other assets and amortized to interest expense ratably during the life of the agreement.

INCOME RECOGNITION

    Interest revenue from precomputed contract receivables, simple interest-bearing contract receivables and revenue from insurance commissions are recognized using the interest method. Loan origination and service fees and certain direct costs are capitalized and recognized as an adjustment to the yield of the related loan.

    The portion of the discount arising from purchases of contract receivables which is not considered to be nonrefundable reserve for credit losses (see discussion above) is recorded as a dealer discount. Dealer discounts are deferred and accreted to income using the interest method over the contractual life of the related receivables. The Company periodically reassesses the amount of contract purchase discount accreted to interest revenue to reflect changes in delinquency and charge-off experience.

        Accrual of interest revenue and accretion of dealer discounts continue until contracts are collected in full, become ninety days contractually delinquent, or are charged-off (see discussion above) consistent with practices generally applied by consumer finance companies.

COMPREHENSIVE INCOME

On January 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS No. 130) which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of this statement had no impact on the Company's net income or shareholders' equity.

STOCK-BASED COMPENSATION

     In fiscal 1997, the Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted by the provisions of SFAS No. 123, the Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.


EARNINGS PER SHARE

    Basic earnings per share is based on the weighted average number of common shares outstanding, excluding any dilutive effects of options and convertible securities. Diluted earnings per share is based on the weighted average number of common and common equivalent shares, including dilutive stock options and convertible securities outstanding during the year.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

     In its normal course of business, the Company encounters two significant types of risk: economic and regulatory. There are three components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly or on a different basis than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying contracts receivable.

    The determination of the allowance for loan losses is particularly susceptible to significant changes in the economic, environment and market conditions. Management believes that, as of December 31, 1998, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline or substantial increase in interest rates, would increase the likelihood of losses due to credit and market risks and could create the need for substantial increases to the allowance for loan losses.

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

RECLASSIFICATIONS

    Certain reclassifications have been made to the 1997 and 1996 financial statements in order to conform with the 1998 presentation.

2.  CONTRACT RECEIVABLES

    The following is a summary of contract receivables at December 31:

(IN THOUSANDS)                                      1998                1997
                                                   -----               ----
Contract receivables:
  Auto finance                                   $209,341            $171,356
  Consumer finance                                 16,472              12,886
                                                  -------              ------
    Gross contract receivables                    225,813             184,242
Less:
  Unearned interest revenue                        37,710              27,549
  Unearned discount                                 3,539                 729
  Unearned commissions                                637                 672
  Unearned service fees                             1,186                 629
  Payments in process                               3,915               2,617
  Escrow for pending acquisitions                     736                 514
  Allowance for credit losses                         859                 684
  Nonrefundable reserve                            21,336              22,345
                                                   ------              ------
    Net contract receivables                     $155,895            $128,503
                                                =========            ========

    The effective rate of interest earned on contract receivables was 23.08%, 21.60%, and 22.23% for the years ended December 31, 1998, 1997, and 1996, respectively.

At December 31, 1998, contractual maturities of contract receivables were as follows:

  (IN THOUSANDS)
1999                                                                  $101,835
2000                                                                    69,548
2001                                                                    40,285
2002                                                                    11,744
2003                                                                     2,401
                                                                         -----
    Gross contract receivables                                       $ 225,813
                                                                     =========

    It has been the Company's experience that a substantial portion of the portfolio generally is prepaid before contractual maturity dates. The above tabulation, therefore, should not be regarded as a forecast of future cash collections.

    Changes in the allowance for credit losses and nonrefundable reserve were as follows:



(IN THOUSANDS)
                                                1998        1997        1996
                                                ----        ----        ----
Beginning Balance                           $ 23,029    $ 28,575      $43,482
  Allocation for credit losses                26,915      21,635       16,620
  Provision for credit losses                    737         719        8,733
  Charge-offs                                (33,548)    (32,556)     (46,916)
  Recoveries                                   5,062       4,656        6,656
                                             -------     -------      -------
Ending Balance                              $ 22,195    $ 23,029      $28,575
                                             =======    ========      =======


3.  PROPERTY AND EQUIPMENT

    The following is a summary of property and equipment at December 31:

(IN THOUSANDS)                                       1998                 1997
                                                     ----                 ----

Leasehold improvements                              $ 255                $ 209
Computer equipment and software                     3,721                3,543
Furniture and office equipment                      2,136                2,028
Automobiles                                           154                  143
                                                    -----                -----
    Property and equipment                          6,266                5,923
Less: accumulated depreciation and amortization     4,317                3,626
                                                    -----                -----
    Property and equipment, net                    $1,949               $2,297
                                                   ======               ======

    Depreciation and amortization of property and equipment for the years ended December 31, 1998, 1997, and 1996, was $0.8 million, $0.9 million, and $0.7 million, respectively.



NOTE 4.  INTANGIBLE ASSETS

    The following is a summary of intangible assets at December 31:

(IN THOUSANDS)                                        1998           1997
                                                     -----           ----

  Goodwill                                         $16,265         $16,265
  Dealer list                                        4,172           4,172
  Less: accumulated amortization                    (9,459)         (8,367)
                                                   --------        -------
  Intangible assets, net                          $ 10,978        $ 12,070
                                                  =========        =======

5.  DEBT

Debt outstanding at December 31 consisted of the following:

(IN THOUSANDS)                                       1998         1997
                                                     ----         ----

Revolving lines of credit (A)                    $ 121,281     $ 98,572
Subordinated Notes (B)                               9,636       11,214
                                                   -------       ------
      Total debt                                  $130,917     $109,786
                                                  ========     ========


(A) THE REVOLVING LINES OF CREDIT ARE NET OF UNAMORTIZED DISCOUNT TOTALING $0.7 MILLION DECEMBER 31, 1997.
(B) THE SUBORDINATED NOTES ARE NET OF UNAMORTIZED DISCOUNT TOTALING $34 THOUSAND AND $73 THOUSAND AT DECEMBER 31, 1998 AND 1997, RESPECTIVELY.


Debt maturity schedule at December 31, 1998:


(IN THOUSANDS)                     1999      2000        2001       2002      Total
                                   ----      ----        ----       ----      -----
Senior Subordinated Note        $ 2,000   $ 2,000     $ 2,000    $ 2,000    $ 8,000
Revolving lines of credit            --    12,331     108,950         --    121,281
Debenture                            --        --       1,000         --      1,000
15% Subordinated  Notes              --        --         670         --        670
                                     --        --         ---         --        ---
Total                           $ 2,000   $14,331    $112,620     $2,000   $130,951
                                =======   =======    ========     ======   ========


REVOLVING LINES OF CREDIT

    Pursuant to the amended revolving line of credit agreement dated April 1997, the Company's primary lender agreed to provide a credit line of $110 million (increased to $115 million on October 22, 1998) through January 1, 1999. The revolving line of credit is secured by certain contract receivables of TFC and is guaranteed by TFCE. On a daily basis, TFC remits all cash receipts relating to those receivables to the lender. These daily cash receipts are first applied to accrued interest on the revolving line of credit and the remainder to principal. Borrowings under this revolving line of credit, totaled $109.0 million and $89.8 million at December 31, 1998 and 1997, respectively. The advance rate used to determine availability on this line is limited to a percentage of eligible collateral as specified in this amended agreement decreased from 80% to 76% during 1997 and from 76% to 73% during 1998. Unused availability under this facility totaled $6.0 million and $8.1 million at December 31, 1998 and 1997, respectively, based on collateral in existence at that time. The 1997 amended agreement along with the December 1996 amended agreement granted the lender warrants to purchase a cumulative total of approximately 1.1 million shares of the Company's common stock at $1 per share over a 5-year period. The issuance of these warrants was recorded as additional paid-in capital and as a discount to the line of credit. The amount, $0.5 million in 1997 and $0.4 million in 1996, was amortized into interest expense over the term of the 1997 amended agreement. These amounts are fully amortized as of December 31, 1998. The amount included in interest expense was $0.5 million and $0.4 million in 1998 and 1997, respectively.

    Interest on the revolving line of credit is paid at a floating rate equivalent to one-month LIBOR plus a borrowing spread and line fees of $0.4 million for 1998 and $0.5 million for 1997.

    The borrowing spread on the Company's revolving line of credit was as follows for the years ended December 31, 1998, 1997, and 1996:
                                                               Borrowing
                                                                Spread
January 1, 1996 to January 31, 1996                              3.00
February 1, 1996 to March 31, 1998                               4.00
April 1, 1998 to December 31, 1998                               3.75

    On January 1, 1996, the borrowing spread was 3.00%. The borrowing spread was increased to 4.00% effective February 1, 1996, as a result of the forbearance agreement executed in March 1996, and continued at that rate under the new contract and security agreement signed in December 1996 and amended in April 1997. As of April 1,1998, the Company met certain operating goals set in the Line of Credit agreement and the spread was reduced 25 basis points to 3.75%.

    The average outstanding balance on the revolving line of credit totaled $102.9 million, $82.8 million, and $60.7 million, respectively, in 1998, 1997, and 1996. The average interest rate paid on the revolving line of credit was 9.41% in 1998, 9.63% in 1997 and 9.23% in 1996. At December 31, 1998, 1997, and
1996 respectively, one-month LIBOR was 5.24%, 5.71% and 5.40% and the total interest rate was 8.99%, 9.71% and 9.40%.

    In March 1997, the Company signed a $15 million line of credit agreement with another lender. Borrowings under the revolving line of credit, totaled $12.3 million and $9.5 million at December 31, 1998 and 1997. The advance rate used to determine availability on this line is limited to 80% of eligible collateral as specified in the agreement. Interest on the revolving line of credit is prime plus 1.25%. There was no unused availability under this facility in 1998 or 1997. The average outstanding balance on the revolving line of credit totaled $10.5 million and $8.2 million, respectively, in 1998 and 1997. The average interest rate paid on the revolving line of credit was 9.60% and 9.50%, respectively in 1998 and 1997.

    Effective January 1, 1999, the primary credit facility was renewed for an additional two years through January 1, 2001. The renewal increases the credit limit to $130 million and reduces the interest rate to 3.50% over one-month LIBOR.

SUBORDINATED DEBT

Senior Subordinated Notes, due 2002
    In June 1995, the Company issued $10.0 million of 9.38% Senior Subordinated Notes due June 30, 2002. Interest on the Senior Subordinated Notes is payable semi-annually. The notes may be prepaid subject to a "make-whole " prepayment penalty. Principal payments of $2 million are due annually with the final payment due June 2002. Under the terms of an amendment to the notes signed in April 1997, the interest rate was increased to 10.48% effective April 1, 1997, and the holder agreed to waive the technical defaults and adjust various financial and operational covenants.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. DEBT (CONTINUED)

Subordinated Debenture, due 2001
    In June, 1998, the Company signed a $1 million subordinated floating rate debenture with a subsidiary of a large U.S. based insurance company who is a major provider of credit insurance products to this industry. The debenture matures in January 2001, with interest adjusted quarterly and payable quarterly at 1% over prime. The weighted-average interest rate was 9.375% for 1998.

15% Subordinated Notes, due 2001
    From July 1998 to December 1998, the Company issued $0.7 million of unsecured subordinated debt due three years from origination. These notes were offered pursuant to a private placement to a limited number of prospective investors, including but not limited to, the board of directors, officers and certain existing shareholders of the Company. The unsecured notes bear interest at 15% per year.

Subordinated Non-Convertible Notes, due 1998
    On October 27, 1988, the Company issued 13.50% Subordinated Non-Convertible Notes in the amount of $6.4 million. The final principal payment of $1.3 million was paid in October 1998. Under the terms of an amendment to the notes signed in April 1997, the interest rate was increased to 14.60% effective April 1, 1997, and the holder agreed to waive the technical defaults and adjust various financial and operational covenants.

    The revolving lines of credit agreements and the Senior Subordinated Note agreement provide for certain covenants and restrictions regarding, among other things, minimum net worth and interest coverage, maximum debt to equity ratio, maximum delinquency and charge-off and minimum reserve requirements. At December 31, 1998 the Company was in compliance with all covenants.

INTEREST RATE PROTECTION AGREEMENT

    TFC has entered into an interest rate protection agreement (cap) that limits TFC's exposure to increases in its borrowing cost relating to an increase in the one-month LIBOR rate. As discussed above, LIBOR is the base rate used in connection with the revolving line of credit. The agreement has a notional principal amount of $75 million through January 3, 1999, $85 million from January 4, 1999 through March 31, 1999, $100 million from April 1, 1999 through June 30, 1999 and $75 million from July 1, 1999 through September 30, 1999, a LIBOR ceiling of 5.75% and an expiration date of September 30, 1999. The cap subjects the Company to credit risk that the counterparty may fail to perform under the terms of the agreement.

DIVIDEND RESTRICTIONS

    The Company did not declare dividends on its common stock during the years ended December 31, 1998, 1997, and 1996, nor does it anticipate paying cash dividends in the foreseeable future. If and when the Company decides to declare cash dividends, the amount would be limited by certain provisions of the Company's various credit agreements. Additionally, the various credit agreements provide restrictions on TFC's ability to transfer funds to TFCE in the form of dividends.

6.  INCOME TAXES

    Significant components of deferred tax assets and liabilities were as follows as of December 31:

(IN THOUSANDS)                                           1998              1997
                                                         ----              ----
DEFERRED TAX ASSETS:
Excess of book nonrefundable reserve over              $ 9,914          $ 8,493
tax
Excess of book allowance for credit losses over tax        326              259
Net operating loss                                          --            1,502
Temporary difference relating to employee benefits         262               --
Contingent interest                                        296               --
Other                                                       73              213
                                                         -----           ------
Total deferred tax assets                               10,871           10,467
                                                        ======           ======
DEFERRED TAX LIABILITIES:

Recognition of dealer discount income for book purposes
  in advance of tax recognition                          9,999            6,788
Temporary differences relating to intangible assets        669              775
Temporary difference relating to employee benefits          --              296
Excess of tax over book depreciation                       165              202
                                                          ----            -----
Total deferred tax liabilities                          10,833            8,061

Valuation allowance                                         --           (2,218)
                                                        ------          -------

NET DEFERRED TAX ASSETS (LIABILITIES)                     $ 38            $ 188
                                                        ======          =======

    The following is a summary of the income tax provision for the years ended December 31:

(IN THOUSANDS)                           1998              1997            1996
                                         ----              ----            ----
Current provision (credit):
  Federal                               $ --              $ --          $(5,047)
  State                                   --                --             (536)
                                        -----             -----           -----
                                          --                --           (5,583)
Deferred provision (credit):
  Federal                               1,335              372            3,332
  State                                   250               70              383
                                       ------             -----           -----
                                        1,585              442            3,715

Valuation allowance                    (1,435)            (442)           2,660
                                      -------            -----            -----
Total                                    $150            $  --            $ 792
                                      =======            =====            =====


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.  INCOME TAXES

 The differences between income taxes computed at the statutory Federal rate and actual amounts were as follows for the years ended December 31:

(IN THOUSANDS)                                 1998          1997          1996
                                              -----         -----         ----

Computed at statutory Federal rate          $ 1,393         $ 240       $(2,314)
State taxes, net of Federal tax benefit         196            28          (269)
Amortization of intangible assets               277           277           277
Non-recognition of net operating
  loss carryforward                              --            --           510
Contingent interest                            (296)           --            --
Other items                                      15          (103)          (72)
Valuation allowance                          (1,435)         (442)        2,660
                                             -------        -----         -----
Computed at effective rate                     $150          $ --          $792
                                             ======         ======         ====

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

    In 1993, contingent interest on the Company's convertible notes was considered as deductible for Federal income tax purposes but was treated as non-deductible for income tax expense in the Company's financial statements. To the extent that the contingent interest on convertible notes is ultimately determined to be deductible for Federal income tax purposes, the benefit, which totals $2.1 million, will be recognized in the period that the determination is made. During 1998, the Company and the IRS continued discussions regarding the audit of its 1992-1996 income tax years. The Company, in order to reflect the estimated outcome of those discussions, has utilized the net operating losses reflected in its 1997 financial statements to offset adjustments to taxable income in prior years. Accordingly, the Company does not have any net operating loss carryforward at December 31, 1998.

7.  EMPLOYEE BENEFIT PLAN

    The Company has a defined contribution savings plan covering all permanent employees working 20 or more hours per week and with more than one year of service. Under the terms of the plan, the Company matches 50% of employees' contributions up to 10% of each employee's earnings as defined. In addition, employees have the option of contributing additional amounts. The Company's plan expense for 1998, 1997, and 1996 was $0.2 million, $0.1 million, and $0.2 million, respectively.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  STOCK PLANS

    The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows for options to be granted to employees, including eligible officers, of the Company, TFC and any future majority-owned subsidiary to purchase common stock. A total of 530,000 shares of common stock have been reserved for issuance under the Stock Purchase Plan.

    Through the Stock Purchase Plan, the Company granted 508,700 options to certain eligible employees on June 1, 1998. These stock options were fully vested at the date of grant. Approximately, 114,600 were exercised and the remaining 394,100 expired on September 30, 1998.

    Any employee who is customarily employed for at least 20 hours per week and more than five months per calendar year by the Company and has more than two years of service is eligible to participate in the Stock Purchase Plan. No employee is permitted to purchase shares under the Stock Purchase Plan if such employee owns 5% or more of the total of the Company. In addition, no employee is entitled to purchase more than $25,000 of common stock (based upon the fair market value of the shares of common stock at the time the option is granted) in any calendar year. The price at which shares of common stock were sold under the Stock Purchase Plan was the lower of 85% of the fair market value on the date of grant or the purchase date of such shares.

    On October 27, 1994, the Company established the 1995 Long-Term Incentive Plan ("Incentive Plan"), which provides incentive stock options, non-qualified stock options and restricted stock for certain executives of the Company. The options generally vest over a period of five years. A total of 1.5 million shares of common stock have been reserved for issuance under the Incentive Plan. On June 1, 1998, 104,679 options granted in 1995 and 1996 were canceled and reissued at an exercise price equal to the then fair market value of the Company's common stock of $2.94 with vesting beginning January 1, 1999 over 5 years. The remaining 436,446 options granted under this plan in 1994 at an exercise price of $11.50 expire on December 31, 1999. On June 1, 1998, 483,750 options were granted at an exercise price of $2.94 to certain employees. These options vest over a period of 5 years, beginning on January 1, 1999.

    Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighed-average assumptions: risk free interest rate of 6% for 1998 and 1997; dividend yield of 0% for 1998 and 1997; volatility factor of the expected market price of the Company's common stock of 1.92 for shares whose exercise price equals the stock price and 0.74 for shares whose exercise price is less than the stock price for 1998 and 0.789 for 1997; and a weighted-average expected life of the options ranging from 1 to 7.5 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. STOCK PLANS (CONTINUED)

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options' vesting periods. The compensation expense recognized in pro forma net income for 1998, 1997, and 1996 may not be representative of the effects on pro forma net income for future years.

The Company's pro forma net income (loss) (in thousands) and pro forma income
(loss) per share based on options issued during 1998, 1997 and 1996 were as follows:


                                               Years ended December 31
                                              1998        1997        1996
                                              ----        ----        ----
Pro forma net income (loss)                 $3,742       $651      $(7,601)
Pro forma net income (loss) per basic share   0.33       0.06        (0.67)

    A summary of the activity for the Company's stock options with exercise prices equal to the grant-date market value for the three years ended December 31 was as follows:


                                            1998                       1997                           1996

                                   ----------------------------------------------------------------------------------
                                   Shares         Weighted      Shares       Weighted        Shares          Weighted
                                   Under          Average       Under        Average         Under           Average
                                   Option         Exercise      Option       Exercise        Option          Exercise
                                   (In 000s)      Price         (In 000s)    Price           (In 000s)       Price
                                   ----------------------------------------------------------------------------------
Outstanding at beginning of         1,026         11.18          806         $10.11          1,368           $11.57
year
Granted                             1,105          2.77          300           1.26            150             1.17
Exercised                            (115)         1.55           --             --             (6)            1.86
Forfeited and expired                (649)         9.45          (80)          1.13           (706)           11.08
                                    ------                       ----
OUTSTANDING AT END OF YEAR          1,367          8.86        1,026          11.18            806            10.11
                                    ======                     =====                           ===
EXERCISABLE AT END OF YEAR            576          9.02          637          11.13            527            11.84
                                      ===                        ===                           ===
Weighted-average fair value
of options granted during
the year                            $1.63                      $0.84                         $0.97



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. STOCK PLANS (CONTINUED)

For stock options outstanding at December 31, 1998, the range of exercise prices and the weighted-average remaining contractual life were as follows:


                                                    Stock Options Granted in
                                            1998            1997            1996
                                            ----            ----            ----
Range of exercise prices                  2.55-2.94      $0.91-1.44     $1.125-1.25
Weighted-average remaining contractual
life                                       5 years         10 years      7.5 years


9.  EARNINGS (LOSS) PER SHARE

Earnings (loss) per share for the years ended December 31 were as follows:


(AMOUNTS IN THOUSANDS)                                     1998              1997             1996
                                                           ----              ----             ----
Numerator:
     Net income (loss)                                    $4,025             $707           $(7,596)

Denominator:
     Denominator for basic earnings (loss)                11,330           11,290            11,290
       per share-weighted- average shares
     Effect of dilutive securities:
          Employee stock options                             150               39                10
           Warrants                                          549              276                 -
                                                             ---              ---                 -
     Dilutive potential common shares                        699              315                10
                                                             ---              ---                --
        Denominator for diluted earnings (loss)
         per share-adjusted weighted-average              12,029           11,605            11,300
         shares and assumed conversions                   ======           ======            ======
Basic earnings (loss) per share                            $0.36            $0.06            $(0.67)
                                                          ======            =====            ======
Diluted earnings (loss) per share                          $0.33            $0.06            $(0.67)
                                                           =====            =====            ======




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  COMMITMENTS

    The Company conducts its business in leased facilities with original terms of one to eleven years with renewal options for additional periods. These leases are classified as operating leases. Certain equipment, including automobiles, is leased for original terms of one to five years and the agreements are classified as operating leases. Options to purchase are also included in certain equipment lease agreements. Rent expense for the years ended December 31, 1998, 1997, and 1996 was approximately $0.9 million, $0.9 million, and $1.1 million, respectively.

    Future minimum annual lease payments for property and equipment under lease at December 31, 1998 were as follows:

  (IN THOUSANDS)
1999                                                                  $ 862
2000                                                                    757
2001                                                                    475
2002                                                                    419
2003                                                                    428
2004 through 2006                                                     1,099
                                                                      -----
  Total                                                              $4,040
                                                                     ======

    The Company is party to several legal actions which are ordinary, routine litigation incidental to its business. The Company believes that none of those actions, either individually or in the aggregate, will have a material adverse effect on the results of operations or financial position of the Company.

11.  RELATED PARTY TRANSACTIONS

           As a result of the Company's 1995 net loss, a profit sharing payment totaling $0.4 million, which was made to the Chief Executive Officer during 1995, was required to be repaid to the Company. The Company received an executed note and recorded the required profit sharing repayment as a note receivable. The note, totaling $0.4 million as of December 31, 1998 is non-interest bearing and is due January 1, 2000 and provides that the Company may offset bonus payments against amounts due under the note.

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

           Robert S. Raley, Jr., the Company's Chairman and Chief Executive Officer purchased $200,000 and Andrew M. Ockershausen, a Company director, purchased $100,000 of the 15% Subordinated Notes.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

    In its normal course of business, the Company engages in consumer lending activities with a significant number of consumers (obligors) throughout the United States. In addition, the Company is party to certain off-balance-sheet financial instruments, specifically an interest rate cap, which subjects the Company to credit risk in the event market conditions cause the interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

rate cap to experience an unrealized gain and the counterparty to the transaction should fail to honor the contract. The maximum risk of accounting loss from these on- and off-balance-sheet financial instruments with these counterparties, assuming all collateral is deemed worthless, is represented by their respective balance sheet amounts and the replacement cost of the off-balance-sheet financial instruments. At December 31, 1998, the replacement cost for the Company's interest rate cap was immaterial.

    At December 31, 1998, approximately 62% of the Company's contract receivables portfolio is related to obligors in Virginia (20%), Texas (18%), California (13%) and Florida (11%). Although the Company's contract receivables portfolio includes consumers living throughout the United States, a substantial portion of the obligors' ability to honor their obligations to the Company may be dependent on economic conditions in these states. All such contracts, other than contracts originated by FCF, are collateralized by the related vehicles.

13.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," (SFAS No. 107) requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments.

    Fair value estimates are made at a point in time based on judgments regarding current economic conditions, interest rate risk characteristics, loss experience and other relevant market data and information about the financial instrument. Many of these estimates involve uncertainties and matters of significant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

     Fair value estimates exclude all non-financial assets and liabilities including property and equipment, goodwill and other intangibles, prepaid assets, accrued liabilities, taxes payable, and refundable dealer reserves. Accordingly, the aggregate fair value of the amounts presented do not represent the value of the Company.

    The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments at December 31, 1998 and 1997:


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

SHORT-TERM FINANCIAL INSTRUMENTS
    The carrying amounts reported on the Company's balance sheet generally approximate fair value for financial instruments that mature in 90 days or less, with no significant change in credit risk. The carrying amounts approximate fair value for cash and cash equivalents and certain other assets and liabilities. Financial instruments included in other assets and liabilities primarily include trade accounts receivable and payable.

CONTRACT RECEIVABLES
    The estimated fair value of contract receivables was calculated using market rates of return required for a bulk purchase of contract receivables with similar credit and interest rate characteristics. The estimated fair value of contract receivables that did not meet the criteria for a bulk purchase, generally contracts that were more than 30 days past due, was calculated based upon the liquidation value of the collateral.

REVOLVING LINES OF CREDIT AND SUBORDINATED NOTES
    The estimated fair values for the revolving lines of credit and subordinated notes were based on indicative market prices for debt with similar terms and remaining maturities currently available to companies with similar credit ratings.

INTEREST RATE PROTECTION AGREEMENTS
    The estimated fair value of the Company's interest rate protection agreements was based on market quotes from a financial institution at December 31, 1998 and 1997.

    The estimated fair values of the Company's financial instruments at December 31, 1998 and 1997 were as follows (IN THOUSANDS):


                                               1998                           1997
                                               ----                           ----
                                    Carrying          Estimated       Carrying        Estimated
                                    Amount            Fair            Amount          Fair
                                                      Value                           Value
Financial assets:
Cash and cash equivalents          $  1,868          $ 1,868           $ 1,975       $  1,975
Net contract receivables            155,895          148,991           128,503        113,779
Other assets                            633              633               825            825
                                    -------          -------           -------       --------
 Total financial assets            $158,396         $151,492          $131,303       $116,579
                                    =======          =======           =======       ========
Financial liabilities:
Revolving lines of credit          $121,281         $121,281          $ 98,572       $ 98,572
Subordinated notes                    9,636            7,387            11,214          8,201
Other liabilities                     1,719            1,719             2,006          2,006
                                   --------         --------          --------       --------
  Total financial liabilities      $132,636         $130,387          $111,792       $108,779
                                   ========          =======           =======        =======
OFF-BALANCE-SHEET FINANCIAL
INSTRUMENTS INSTRUMENTS:
  Interest rate protection             $ 21            $  14            $   18         $    5
agreements


14.  SEGMENTS

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", (SFAS No.
131) which was issued by the Financial Accounting Standards Board in June 1997 and became effective for financial statements for periods beginning after December 15, 1997. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

The Company is a specialty finance company with two business segments. Through TFC, the auto finance segment, the Company is engaged in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles") throughout the United States. This segment consists of two business units (i) point-of-sale which contracts are acquired on an individual basis from dealers after the Company has reviewed and approved the purchasers credit application and (ii) bulk which contracts are acquired through the purchase of dealer portfolios. The point-of-sale business focuses on military enlisted personnel whereas the bulk purchases are primarily contracts with civilian customers. Through FCF, the consumer finance segment, the Company is involved in the direct origination and servicing of small consumer loans through a branch network in Virginia and North Carolina. The other column consists of corporate support

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SEGMENTS (CONTINUED)

functions not allocated to either of the business segments. All revenue is generated from external customers in the United States.

Management measures segment performance based on revenue earned (yields achieved) on the outstanding portfolio of contract receivables as well as net income before taxes.

The accounting policies are the same as those described in the summary of significant accounting policies.


(In thousands)                     Auto Finance      Consumer Finance         Other            Total
---------------------------      ---------------     -----------------      ------------    ----------

1998

Interest revenues                    $35,599               $3,486              $--           $39,085
                                 ---------------------------------------------------------------------

Interest expense                     $11,825               $1,127              $--           $12,952
                                 ---------------------------------------------------------------------


Income (loss) before                  $6,145                $(347)           $(197)           $5,601
taxes:
                                 ---------------------------------------------------------------------

Unallocated amounts:
  Intangible amortization                                                                     (1,092)
  Corporate expenses                                                                            (334)
                                                                                         -------------
    Consolidated
      income before taxes                                                                     $4,175
                                                                                         =============

Contract receivables                $140,774              $15,118               $3          $155,895
                                 ------------------------------------------------------
Other assets                                                                                  16,702
                                                                                          ------------
     Total assets                                                                           $172,597
                                                                                          ============




                                 Auto Finance          Consumer Finance       Other            Total
---------------------------     --------------        ------------------     ---------       ------------
1997
Interest revenues                   $29,631                   $2,686           $--           $32,317
                                -------------------------------------------------------------------------

Interest expense                    $11,366                     $653           $--           $12,019
                                -------------------------------------------------------------------------


Income (loss) before                 $1,822                    $(228)         $346            $1,940
taxes:
                                -------------------------------------------------------------------------

Unallocated amounts:
  Intangible amortization                                                                     (1,091)
  Corporate expenses                                                                            (142)
                                                                                          ---------------
    Consolidated
      income before                                                                             $707
      taxes
                                                                                          ===============

Contract receivables              $116,809                   $11,694           $--          $128,503
                                ----------------------------------------------------------
Other assets                                                                                  19,330
                                                                                          ---------------
     Total assets                                                                           $147,833
                                                                                          ===============




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.  SEGMENTS (CONTINUED)


1996

Interest revenues                 $38,716                     $1,768           $--            $40,484
                                ------------------------------------------------------------------------

Interest expense                  $12,868                        $583          $--            $13,451
                                ------------------------------------------------------------------------

Income (loss) before              $(7,076)                      $(287)       $2,133           $(5,230)
taxes:
                                ---------------------------------------------------------
Unallocated amounts:
  Intangible amortization                                                                      (1,091)
  Corporate expenses                                                                             (483)
                                                                                           -------------
    Consolidated (loss)
      before taxes                                                                            $(6,804)
                                                                                           =============

Contract receivables             $117,436                       $8,816         $--           $126,252
                                ----------------------------------------------------------
Other assets                                                                                   32,331
                                                                                           -------------
     Total assets                                                                            $158,583
                                                                                           =============


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
Field Services Regional
Manager, UNISYS

Linwood R. Watson (2)
Thompson, Greenspon
& Co., P.C.

(1) MEMBER OF EXECUTIVE
      COMMITTEE
(2) MEMBER OF AUDIT
      COMMITTEE
(3) MEMBER OF
     COMPENSATION COMMITTEE

* AS OF MARCH 1999

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

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

ANNUAL MEETING

The annual shareholders' meeting will be held Tuesday, May 11, 1999, at 10:00 p.m. at the Airport Hilton Hotel, Norfolk, Virginia

FORM 10-K
Copies of TFC Enterprises, Inc.'s Annual Report on Form 10-K are filed with the Securities and Exchange Commission and may be obtained from the Shareholder Relations Department, 5425 Robin Hood Road, Suite 101B, Norfolk, Virginia 23513

STOCK TRADING
TFC Enterprises, Inc. Common Stock trades on The NASDAQ Stock Market under the symbol TFCE and is designated a National Market Security. The listing found in most newspapers is TFC Ent.

INDEPENDENT
AUDITORS
Ernst & Young LLP
901 East Cary Street
One James Center
Richmond, Va 23218

OUTSIDE CORPORATE
COUNSEL
Clark & Stant
One Columbus Center
Suite 900
Virginia Beach, Virginia 23462
THE FINANCE COMPANY OFFICERS AND LOCATIONS

OFFICERS*

Robert S. Raley, Jr.
Chairman of the Board,
President and Chief Executive Officer

Ronald G. Tray
Senior Executive Vice President,
Chief Operating Officer and Assistant Secretary

Craig D. Poppen
Executive Vice President,
Treasurer and Chief Financial Officer

Rick S. Lieberman
Executive Vice President
and Chief Lending Officer

Fletcher A. Cooke
Secretary and General Counsel

Delma H. Ambrose
Senior Vice President

Susan Traylor
Vice President

Marylou Hennessey
Vice President

Kevin J. Obal
Vice President

M. Patricia Piccola
Vice President

Gregory Willoughby
Vice President

Ed Conaway
Controller

David Hall
Assistant Vice President

James Ostrich
Assistant Vice President

Guy H. Putman III
Assistant Vice President

* AS OF MARCH 1999

LOCATIONS

CORPORATE EXECUTIVE OFFICE
5425 Robin Hood Road,
Suite 101B
Norfolk, Virginia 23513
(757) 858-4054
FAX: (757) 858-4093

POINT-OF-SALE
SERVICE CENTER
5425 Robin Hood Road,
Suite 101A
Norfolk, Virginia 23513
(757) 858-1400
FAX: (757) 858-5499

NORFOLK
LOAN PRODUCTION OFFICE
5425 Robin Hood Road,
Suite 101A
Norfolk, Virginia 23513
(757) 858-1400
FAX: (757) 858-5499

JACKSONVILLE LOAN
PRODUCTION OFFICE
8000 Arlington Expressway,
Suite 400
Jacksonville, Florida 32211
(904) 725-5222
FAX: (904) 725-5833

KILLEEN
LOAN PRODUCTION OFFICE
2201 South W.S. Young
Suite 106C
Killeen, Texas 76543
(254) 526-8390
FAX: (800) 221-8698

SAN DIEGO
LOAN PRODUCTION OFFICE
637 Third Avenue,
Suite I
Chula Vista, California 91910
(619) 546-1336
FAX: (619) 546-0360

TACOMA
LOAN PRODUCTION OFFICE
3640 South Cedar Street
#G
Tacoma, Washington 98409
(253) 474-6445
FAX: (253) 474-0834

CLARKESVILLE
LOAN PRODUCTION OFFICE
822 Providence Blvd
Clarkesville, Tennessee 37042
(931) 906-5595
FAX: (931) 906-5591

COLUMBUS
LOAN PRODUCTION OFFICE
2821 Warm Springs Road
Unit 2B
Columbus, Georgia 31904
(706) 323-7682
FAX: (706) 321-9029

BULK
SERVICE CENTER
8000 Arlington Expressway,
Suite 400
Jacksonville, Florida 32211
(904) 725-5222
FAX: (904) 725-5833

BULK LOAN PRODUCTION OFFICE
5425 Robin Hood Road,
Suite 101A
Norfolk, Virginia 23513
(757) 858-1400
FAX: (757) 858-5499

FIRST  COMMUNITY FINANCE, INC. OFFICERS  AND LOCATIONS

FIRST COMMUNITY
FINANCE, INC. OFFICERS*

Robert S. Raley, Jr.
Chairman of the Board
and Executive Vice President

G. Kent Brooks
President and Chief
Executive Officer

Walter Owings
Vice President and Secretary

Robert Boykin
Vice President and
Assistant Secretary

Craig D. Poppen
Vice President, Treasurer and Chief Financial Officer

* AS OF MARCH 1999

CORPORATE OFFICE
4900 Augusta Avenue
Suite 104
Richmond, Virginia 23230
(804)353-4900
FAX:(804)353-7818

BRANCHES
71 S. Airport Drive
Highland Springs, Virginia 23075
(804) 737-8218
FAX: (804) 737-4135

9903 Hull Street Road
Richmond, Virginia 23236
(804) 745-3743
FAX: (804) 745-3898

101-A North Brunswick Avenue
South Hill, Virginia 23970
(804) 447-5778
FAX: (804) 447-6077

1327-B West Broad Street
Waynesboro, Virginia 22980
(540) 946-2633
FAX: (540) 946-2601

150 Walker Street
Lexington, Virginia 24450
(540) 464-3160
FAX: (540) 464-1760

Washington Square Shopping Center
5338-E George Washington Memorial Hwy.
Grafton, Virginia 23692
(757) 874-6775
FAX:(757)874-6090

1312-C West Grantham Street Goldsboro,
North Carolina 27530
(919) 736-9912
FAX: (919) 736-9807

232 Greenville Blvd. S. E.
Greenville, North Carolina 27858
(252) 355-7540
FAX: (252) 355-0050

715 North Queen Street
Kinston, North Carolina 28501
(252) 939-1665
FAX: (252) 939-9521

1060 Tiffany Square
Rocky Mount, North Carolina 27804
(252) 977-0250
FAX: (252) 977-9649

3308 Bragg Boulevard   Suite 132
Fayetteville, North Carolina 28303
(910)868-9411
FAX:(910)868-9013

4119-D Arendell Street
Wellons Center
Morehead City, North Carolina 28557
(252)247-2494
FAX:(252)247-1189

715 Gum Branch Center, Unit #4
Jacksonville, North Carolina 28546
(910)455-8818
FAX:(910)455-9440

2326 Forest Hills Road
Wilson, North Carolina 27893
(252)234-2754
FAX:(252)234-2752

2408 Clarendon Blvd.
Suite A
New Bern,  North Carolina 28652
(252)635-9945
FAX:(252)635-9961

421 Warsaw Road
Clinton, North Carolina 28328
(910)596-0707
FAX:(910)596-0495