Form 10-K405, Exhibit 13
period 1999-12-31
TFC ENTERPRISES INC
filed 2000-03-30
CIK 913958

                             TFC ENTERPRISES, INC.



                               1999 Annual Report

 TFC Enterprises, inc.                                    Financial Highlights

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(dollars in thousands, except per share amounts)
--------------------------------------------------------------------------------

 For the year:                             1999      1998      1997
 Net income                              $6,487    $4,025      $707
 Net income per common share:
 Basic                                     0.57      0.36      0.06
 Diluted                                   0.53      0.33      0.06
--------------------------------------------------------------------
 Average common and common equivalent
 shares outstanding (in thousands)       11,409    11,330    11,290
--------------------------------------------------------------------
 Performance ratios:
 Return on average common equity          16.86%    12.30%     2.30%
 Return on average assets                  3.40      2.49      0.47
 Yield on interest earning assets         23.60     23.08     21.30
 Cost of interest bearing
 liabilities                               9.07     10.58     10.85
 Net interest margin                      17.17     15.43     13.38
 Operating expense as a percentage
 of average interest earning
 assets (a)                               12.00     12.89     13.17
 Total net charge-offs to average
 gross contract receivables, net
 of unearned interest                     13.51     16.59     18.60
 60 day delinquencies to period
 end gross contract receivables            6.03      5.91      8.85
 30 day delinquencies to period
 end gross contract receivables            9.14      8.79     12.56
 Total allowance and nonrefundable
 reserve to period end gross
 contract receivables, net of
 unearned interest                        10.84     11.80     14.70
 Equity to assets, period end             20.06     20.44     21.02
--------------------------------------------------------------------
 Average balances:
 Interest earning assets (b)           $203,428  $169,340  $151,743
 Total assets                           190,720   161,747   148,932
 Interest bearing liabilities           144,378   122,479   110,812
 Equity                                  38,479    32,723    30,731
--------------------------------------------------------------------

Note: Throughout this report, ratios are based on unrounded numbers.

(a) Excludes a $0.4 million charge for an abandoned securitization costs in 1998.
(b) Average gross contract receivables net of unearned interest revenue.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                    President's Letter

To our shareholders:

It is with enthusiasm and excitement that we share the results of TFC Enter-prises (TFCE) for 1999 with our shareholders. We are happy to report that the great year we experienced in 1998 was followed up with an even better year in 1999. We have now achieved eight consecutive profitable quarters. Diluted earn-ings per common share grew from $0.33 for 1998 to $0.53 for 1999, a 61% increase. Contract volume grew from $218.5 million in 1998 to $230.2 million in 1999, a 5% increase. Net charge offs improved by 19% and thirty plus days delinquency held steady. A huge "Thank You" goes out to every member of the TFC Enterprises team for the part they played in delivering these wonderful results.

Other significant accomplishments were; return on assets grew from 2.49% in 1998 to 3.40% in 1999, a 36% increase, cost of interest-bearing liabilities decreased from 10.58% in 1998 to 9.07% in 1999, a 14% improvement, and operat-ing expense as a percentage of interest-earning assets dropped from 12.89% in 1998 to 12.00% in 1999, a 7% improvement.

In last year's report to shareholders, I set forth several objectives we would strive to meet in 1999. It is rewarding to report to you nearly all of those objectives were met or exceeded.

Data gathered by the Speciality Lender, a national publication of SNL Securi-ties, listed TFCE as the fifth most improved stock of publicly traded speciality lenders and the second most improved stock of publicly traded auto finance lenders measured as a percentage increase in stock price over the past year. Obviously, our continued improved earnings, coupled with our program to take TFCE's story to the street, reaped dividends during 1999. This was accom-plished even though the analyst community continued to ignore coverage of our Company. We will, of course, continue to promote TFCE's accomplishments during 2000.

Another major objective set forth was to improve our cost of funds. Tremendous headway was achieved in this area during 1999. In addition to extending The Finance Company's (TFC) facility with its primary lender for an additional two years with more favorable terms, we were able to attract Bank of America Busi-ness Credit, a subsidiary of Bank of America, as the lender for TFCE's direct consumer lending subsidiary, First Community Finance (FCF), at significantly better terms than its previous lender. Additionally, TFC securitized $65 mil-lion of automobile receivables, using the proceeds to reduce the outstanding balance of the primary credit facility, which will support the planned growth for the year 2000. This transaction was kept on balance sheet allowing the Com-pany to avoid the controversial "gain on sale accounting". The interest rate on the securitization is fixed over the term of the securitization which elimi-nates the interest rate risk associated with potential future interest rates hikes. All in all, improvement in and diversification of funding in 1999 proved to be extremely significant.

These accomplishments were achieved while maintaining delinquency levels, improving charge off rates, and holding constant our underwriting and pricing guidelines, all of which were objectives reported to you last year.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                                      President's Letter


With an eye towards improving our operating expenses as a percentage of inter-est-earning assets, we completed the consolidation of the Jacksonville, Florida Service Center into the Norfolk, Virginia Service Center on March 31, 2000. This enables the Company to service its accounts with substantially less overhead.

It is now time to look to the future. The Company will continue to look to its core businesses; military point of sale business, bulk acquisitions of exist-ing automobile receivables and direct consumer loans for an even better year in 2000.

Additionally, the Company will research and explore other business products within the Speciality Finance arena to further improve revenues for 2000 and future years.

Once again, we would like to express to our wonderful team of employees our appreciation for their contributions in making 1999 an incredible year. Addi-tionally, we thank all of our shareholders for their loyalty and support.

It is with deep satisfaction that I submit TFCE's Annual Report.

                                      [LOGO]
                                      Robert S. Raley, Jr.
                                      Chairman of the Board, President
                                      and Chief Executive Officer

                               [GRAPH]
                               [GRAPH]

-------------------------------------------------------------------------------
                              1999 Annual Report

 TFC Enterprises, inc.         Five-Year Summary of Selected Financial Data

T
he Five-Year Summary of Selected Financial Data should be reviewed in conjunc-tion with Management's Discussion and Analysis of Financial Condition and Results of Operations and with the accompanying Consolidated Financial State-ments of TFC Enterprises, Inc., including notes thereto.

Five-Year Summary of Selected Financial Data

(in thousands)                           Years ended December 31
-----------------------------------------------------------------------------
                                   1999     1998     1997     1996      1995
-----------------------------------------------------------------------------
Statement of Operations data:
Net interest revenue            $34,922  $26,133  $20,298  $27,033   $36,825
Provision for credit losses         466      737      719    8,733    26,500
-----------------------------------------------------------------------------
Net interest revenue after
 provision for credit losses     34,456   25,396   19,579   18,300    10,325
Other revenue                     1,382    1,062    1,105    1,436     2,292
Operating expense:
Amortization of intangible
assets                            1,091    1,092    1,091    1,091     1,091
Severance benefits                   --       --       --    1,804        --
Restructuring charge                 --       --       --      590        --
Securitization costs                 --      448       --       --        --
Other                            23,313   20,743   18,886   23,055    21,551
-----------------------------------------------------------------------------
Total operating expense          24,404   22,283   19,977   26,540    22,642
-----------------------------------------------------------------------------
Income (loss) before income
taxes                            11,434    4,175      707   (6,804)  (10,025)
Provision for (benefit from)
income taxes                      4,947      150       --      792    (3,564)
-----------------------------------------------------------------------------
Net income (loss)                $6,487   $4,025     $707  $(7,596)  $(6,461)
-----------------------------------------------------------------------------
Net income (loss) per common
share:
 Basic                            $0.57    $0.36    $0.06   $(0.67)   $(0.57)
 Diluted                          $0.53    $0.33    $0.06   $(0.67)   $(0.57)
-----------------------------------------------------------------------------
Balance Sheet data:
Net contract receivables       $182,039 $155,895 $128,503 $126,252  $171,051
Total assets                    208,511  172,597  147,833  156,508   215,146
Total debt                      156,683  130,917  109,786  120,378   170,459
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------

 TFC Enterprises, inc.                 Management's Discussion and Analysis

C
autionary statement under the "Safe-Harbor" provisions of the Private Securi-ties Litigation Reform Act of 1995: Included in this Report and other written and oral information presented by management from time to time, including but not limited to, reports to shareholders, quarterly shareholder letters, filings with the Commission, news releases, discussions with analysts and investor pre-sentations, are forward-looking statements about business strategies, market potential, potential for purchases, future financial performance and other mat-ters that reflect management's expectations as of the date made. Without limiting the foregoing, the words "believes," "anticipates," "plans," "ex-pects," "seeks," and similar expressions are intended to identify forward-looking statements. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation: the Company's dependence on its line of credit, intense competition within its markets, the fluctuating interest rates associated with its line of credit and the impact of installment contract defaults. Please refer to a discussion of these and other factors in this Report and the Company's other Commission filings. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

This section should be reviewed in conjunction with the Five-Year Summary of Selected Financial Data and the accompanying Consolidated Financial Statements of TFC Enterprises, Inc., including notes thereto.

                                    General

The Company's operations began in 1977 in Alexandria, Virginia, with the found-ing of TFC by Robert S. Raley, Jr., the Company's current Chairman of the Board, President and Chief Executive Officer, whose 40 year career has been exclusively within the consumer finance industry. The Company now conducts its consumer finance operations through three wholly-owned subsidiaries, The Finance Company ("TFC"), First Community Finance, Inc. ("FCF") and Recoveries, Inc. ("RI").

Through TFC, the Company is engaged in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collec-tively "vehicles"). Installment sales contracts are acquired on either an individual basis after the Company has reviewed and approved the vehicle pur-chaser's credit application (a "point-of-sale purchase"), or on a group basis through the purchase of a dealer's portfolio of existing installment sales con-tracts (a "bulk purchase"). The Company primarily focuses its point-of-sale business on installment sales contracts originated by dealers with consumers who are United States military enlisted personnel, in the E-1 through E-5 pay grades and civilians who don't have access to traditional sources of credit. Bulk purchases are primarily from dealers who finance their own contracts and sell them after origination in bulk. To achieve an acceptable rate of return and provide for credit risks, contracts are purchased from dealers at a dis-count to the remaining principal balance. Most of the discount is held in a nonrefundable reserve against which credit losses are first applied.

TFC's point-of-sale purchases provide TFC with the ability to direct the credit underwriting process at the initiation of the installment sales contract. Par-ticipating dealers benefit by having a source of financing for a group of customers who typically find financing difficult to obtain, thereby increasing the number of vehicles sold and improving dealer profitability. Consumers also benefit because the financing provided by the Company enables them to purchase a vehicle they otherwise might not be able to buy. TFC utilizes a network of nine strategically placed Contract Production Offices ("CPO's or individually "CPO") to underwrite and purchase contracts from participating dealers. As of December 31, 1999, $175.6 million, or 68%, of the Company's gross contract receivables represented point-of-sale purchases, compared to $159.8 million, or 71%, at December 31, 1998.

TFC's bulk purchase business emphasizes acquisitions of portfolios of seasoned installment sales contracts. These contracts normally have a payment history of at least three months. While the typical bulk purchase involves less than 100 individual contracts, TFC has, at times, purchased portfolios totaling more than 1,000 contracts. Bulk purchases provide a payment history on which to evaluate and price the credit risk of the contracts and a relatively efficient mechanism for establishing dealer relationships in new areas. Bulk purchases benefit dealers by providing an immediate source of liquidity, which in turn benefits the consumers who want to purchase vehicles from these dealers. TFC purchases contracts through its National Office located in Nor-folk, Virginia. As of December 31, 1999, $60.9 million, or 24%, of the Company's gross contract receivables was attributable to bulk purchases, com-pared to $49.5 million, or 22%, at December 31, 1998.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                                    MD&A


Although TFC underwrites and purchases the contracts through the various CPO's, the responsibility for servicing the accounts is centralized at the service center. Prior to March 2000, the Norfolk, Virginia service center was responsi-ble for servicing the point-of-sale accounts and the Jacksonville, Florida service center was responsible for servicing the bulk accounts. In March 2000 TFC closed the Jacksonville service center and moved the responsibility for servicing these accounts to the Norfolk facility. The Company estimates that the net reduction in salaries, rent and other fixed expenses resulting from this action should approximate $1.3 million annually on a pre tax basis. Nonre-curring pre tax costs associated with the move and transition are estimated to negatively impact earnings in the first quarter. However, the cost savings resulting from the consolidation is estimated to reduce the impact on earnings, for the year 2000, to approximately $0.2 million.

Through FCF, the Company is involved in the direct origination and servicing of small consumer loans. FCF began operations in the first quarter of 1995 with the opening of two branch offices in Richmond, Virginia. Through December 31, 1999 FCF had seventeen branches in Virginia and North Carolina. FCF is evaluat-ing additional branch openings in 2000. As of December 31, 1999, $20.9 million, or 8%, of the Company's gross contract receivables was attributable to FCF, compared to $16.5 million, or 7%, at December 31, 1998.

RI was formed in 1997 as a third party debt collection company to capitalize on the Company's collection expertise. RI is currently licensed in 38 states, and expects to expand to additional states. Although its operations have not been material to the Company's results thus far the current business plan focuses on servicing foreclosed or troubled loan portfolios, debt collections for medical organizations and for other third party businesses.

                             Results of Operations

Net income and earnings per basic common share

The Company reported net income of $6.5 million, or $0.57 per basic common share, in 1999, compared to net income of $4.0 million, or $0.36 per basic com-mon share in 1998, and net income of $0.7 million, or $0.06 per basic common share in 1997. The Company's profitability is primarily the result of continu-ing improvement in the performance of its contract receivables.

Volume

Gross contracts purchased or originated in 1999 totaled $230.2 million, com-pared to $218.5 million in 1998 and $171.9 million in 1997. The increase in 1999 volume compared to 1998 reflected growth in the bulk business line. Bulk originations increased $16.3 million over 1998 levels reflecting TFC's contin-ued emphasis on expanding the Bulk portion of its core business. Point-of-sale volume decreased in 1999 by $11.4 million compared to 1998 levels. This decrease was driven by the aggressive underwriting and pricing policies used by several of the Company's competitors for the military point-of-sale business. TFC has instituted strategies in 2000 to minimize the impact of the increased competition. The increase in 1998 volume compared to 1997 reflected growth in the point-of-sale business line. Point-of-sale originations increased $56.9 million over 1997 levels reflecting the Company's marketing efforts to the mil-itary point-of-sale market. Bulk purchases representing acquisitions from dealer generated receivables decreased $15.6 million in 1998 compared to 1997 due to more emphasis placed on the point of sale business line and more selec-tive purchasing.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                                                    MD&A


Gross contract volume

Gross contracts purchased or originated were as follows:

------------------------------------------------------------------------------
                                  1999             1998             1997
------------------------------------------------------------------------------
 (dollars in thousands)      Amount  Percent  Amount  Percent  Amount  Percent
------------------------------------------------------------------------------
 Contracts purchased
  or originated:
 Auto finance:
  Point-of-sale             $130,786   56.9% $142,221   65.1%  $85,311   49.7%
  Bulk                        71,228   30.9    54,929   25.1    70,520   41.0
 Consumer finance             28,143   12.2    21,391    9.8    16,023    9.3
------------------------------------------------------------------------------
   Total                    $230,157  100.0% $218,541  100.0% $171,854  100.0%
------------------------------------------------------------------------------
 Number of contracts
  purchased or originated:
 Auto finance:
  Point-of-sale               10,499   27.6%   11,478   32.7%    7,411   25.9%
  Bulk                        12,905   33.9    11,711   33.4    14,157   49.4
 Consumer finance             14,679   38.5    11,864   33.9     7,093   24.7
------------------------------------------------------------------------------
   Total                      38,083  100.0%   35,053  100.0%   28,661  100.0%
------------------------------------------------------------------------------

At year end 1999, the Company was purchasing point-of-sale motor vehicle finance contracts through nine Contract Production Offices ("CPO's") located in Norfolk, Virginia; Killeen, Texas; Jacksonville, Florida; San Diego, Califor-nia; Tacoma, Washington; Clarksville, Tennessee; Columbus; Georgia; Wichita Falls, Texas and Honolulu, Hawaii. Bulk purchases are acquired through the bulk purchase CPO located; Norfolk, Virginia.

In 1999, FCF originated $28.1 million in consumer finance contracts, compared to $21.4 million in 1998 and $16.0 million in 1997. The growth is primarily attributable to the maturing of the existing offices and their ability to cap-ture a larger market share in the communities they serve and to an increase in the number of offices from 15 in 1997 to 16 in 1998 to 17 in 1999. All consumer finance contract originations are produced and serviced by 17 FCF offices located in Virginia and North Carolina. FCF added one office in North Carolina during 1999. Management believes there are significant growth opportunities in this segment of the market and is evaluating the impact of further FCF expan-sion in 2000.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                                    MD&A


Net interest revenue

Net interest revenue was $34.9 million in 1999 compared to $26.1 million in 1998 and $20.3 million in 1997. The increase in 1999 compared to 1998 and 1998 compared to 1997 was the result of an increase in interest-earning assets. The improvement for 1999 compared to 1998 and 1998 compared to 1997 was primarily attributable to an increase in the amount of contract purchase discount accreted to interest revenue as a yield enhancement resulting from increased discounts on purchased receivables, the reduced cost of interest bearing lia-bilities and improved charge-off experience. The yield on interest earning assets was 23.60% for 1999 compared to 23.08% and 21.30% for the years of 1998 and 1997. The Company periodically reassesses the amount of contract purchase discount accreted to interest revenue to reflect changes in delinquency and charge-off experience. The cost of interest bearing liabilities was 9.07% for 1999, compared to 10.58% and 10.85%, for 1998 and 1997. The decrease in 1999 compared to 1998 was primarily attributable to the 25 basis point decrease in the rate upon the renewal of the Company's primary line of credit plus an over-all lower one-month LIBOR rate for 1999 compared to 1998. Additionally, interest expense for 1998 included the costs related to warrants and structur-ing fees that were fully amortized at December 31, 1998. The decrease in 1998 compared to 1997 is primarily attributable to a 25 basis point reduction of it's interest rate related to the primary line of credit and the decrease in LIBOR during the year.

Net interest revenue

-------------------------------------------------------------------
                                       Years ended December 31
(dollars in thousands)                  1999      1998      1997
-------------------------------------------------------------------
Average interest earning assets (a)   $203,428  $169,340  $151,743
Average interest bearing liabilities   144,378   122,479   110,812
-------------------------------------------------------------------
Net interest earning assets            $59,050   $46,861   $40,931
-------------------------------------------------------------------

Interest and other finance revenue     $48,010   $39,085   $32,317
Interest expense                        13,088    12,952    12,019
-------------------------------------------------------------------
Net interest revenue                   $34,922   $26,133   $20,298
-------------------------------------------------------------------

Yield on interest earning assets         23.60%    23.08%    21.30%
Cost of interest bearing liabilities      9.07     10.58     10.85
-------------------------------------------------------------------
Net interest spread                      14.53%    12.50%    10.45%

Net interest margin (b)                  17.17%    15.43%    13.38%
-------------------------------------------------------------------

(a) Average gross contract receivables net of unearned interest revenue.
(b) Net interest margin is net interest revenue divided by average interest earning assets.

Other revenue

Other revenue was $1.4 million in 1999 compared to $1.1 million in 1998 and 1997. The increase in 1999 compared to 1998 and 1997 was caused by fee income generated by Recoveries, Inc. which was offset by a decrease in commission income on ancillary products as the result of lower sales of those programs.

Operating expense

Operating expense was $24.4 million in 1999 compared to $22.3 million in 1998 and $20.0 million in 1997. The increase of $2.1 million in 1999 over 1998 was attributable to increased salaries and benefits necessary to maintain the proper level of collection personnel to service the increased receivable port-folio and increased staffing in the national sales department. The increase of $2.3 million in 1998 was attributable to: a one time $0.4 million charge in the fourth quarter for expenses incurred for a securitization which was not com-pleted due to the market conditions that existed during the fourth quarter of 1998, expenses incurred for TFC to start a national sales department and open three new contract production offices, an expansion of the branch offices for First Community Finance and the Company's expansion of its employee benefit programs.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                                                    MD&A


Operating expenses as a percent of interest earning assets decreased to 12.00% for 1999 from 12.89% and 13.17% in 1998 and 1997. The decrease in the operating expense ratio in 1999 over 1998 and the decrease in 1998 over 1997 resulted from the increase in average interest-earning assets which is attributable to the increase in net contract receivables. The decrease in 1998 excludes a 0.27% effect of a one time $0.4 million charge in the fourth quarter for expenses incurred for a securitization which was not completed due to the market condi-tions that existed during the fourth quarter of 1998.

Provision for income taxes

The Company recorded a $4.9 million tax provision in 1999, compared to a $0.2 million tax provision in 1998 and no tax provision in 1997. The effective tax rate in 1999 of 43.3% is higher than the expected combined federal and state tax rates due primarily to goodwill amortization which is not deductible for tax purposes. The small provision in 1998 relative to income and no tax provi-sion in 1997 was due to the reversal of a portion of a deferred tax valuation allowance recorded at year-end 1996.

In 1993, contingent interest on the Company's convertible notes was considered deductible for Federal income tax purposes but was treated as non-deductible for income tax expense in the Company's financial statements. The Company is continuing to challenge the IRS regarding the deductibility of the contingent interest. To the extent that the contingent interest on convertible notes is ultimately determined to be deductible for Federal income tax purposes, the benefit, which totals approximately $2.1 million, will be recognized in the period that the determination is made.

                              Financial Condition

Assets

Total assets increased by $35.9 million, or 21%, to $208.5 million at December 31, 1999, from $172.6 million at December 31, 1998. The increase was primarily attributable to an increase in net contract receivables. There was also a $9.5 million increase in restricted cash related to the Company's 1999 asset securitization activity.

Net contract receivables

Net contract receivables were $182.0 million, or 87% of total assets at Decem-ber 31, 1999, compared to $155.9 million, or 90% of total assets at December 31, 1998.

Net contract receivables

-----------------------------------------
                          December 31,
(dollars in thousands)    1999     1998
-----------------------------------------
Auto finance:
  Point-of-sale         $116,849 $104,125
  Bulk                    45,672   36,649
Consumer finance          19,518   15,121
-----------------------------------------
  Total                 $182,039 $155,895
-----------------------------------------

Liabilities

Total liabilities were $166.7 million at December 31, 1999, an increase of $29.4 million, or 21%, from $137.3 million at December 31, 1998. The increase in liabilities in 1999 reflected increased borrowings as the result of the increase in net contract receivables and an increase in income taxes payable due to increased income. Liabilities represented 80% of total liabilities and equity at both December 31, 1999 and 1998.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                                    MD&A


                          Credit Quality and Reserves

Net charge-offs of auto finance contract receivables

Net charge-offs (net of recoveries) to the allowance for credit losses and nonrefundable reserve were $27.0 million in 1999, or 14.6% of average net con-tract receivables, compared to $27.9 million, or 17.7%, in 1998, and $27.5 million, or 19.7% in 1997. The steady reduction in charge-off is a reflection of improvements in credit quality and servicing.

Provision for credit losses on auto finance contract receivables

The Company's primary business involves purchasing installment sales contracts at a discount to the remaining principal balance. An amount ranging from 80 percent to 100 percent of the discount, based on experience, is held in a nonrefundable reserve against which credit losses are first applied. Addi-tional provisions for credit losses, should they be necessary, would be charged to income in amounts considered by management to be adequate to absorb future credit losses on the outstanding contract receivables.

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

Reserves on auto finance contract receivables

The static pool reserve methodology is used to analyze and reserve for the Company's credit losses. This methodology allows the Company to stratify its portfolio into separate and identifiable annual pools. The loss performance of these annual pools is analyzed monthly to determine the adequacy of the reserves. The loss performance to date combined with estimated future losses by pool year establishes the gross estimated loss for each pool year. The com-bined expected losses are reduced by estimated future recoveries that are based on historical recovery performance to establish the estimated required reserve for credit losses.

At December 31, 1999, the combination of allowance for credit losses and nonrefundable reserve totaled $22.7 million, or 11.6%, of gross auto finance contract receivables, net of unearned interest revenue compared to $21.3 mil-lion, or 12.4% at December 31, 1998. The decrease in the percentage of reserves to contract receivables in 1999 compared to 1998 is the result of the improved credit quality, servicing and recoveries.

The reserves as a percentage of gross auto finance contract receivables net of unearned interest at December 31, 1999, of 11.6% are less than net charge-offs as a percentage of average net contracts receivable for 1999, of 14.6%. This difference exists because the reserves include an estimate of future recov-eries on prior year charge-offs and future recoveries on current year charge-offs that are not reflected in the current year charge-off percentage. These estimated future recoveries are based on historical recovery performance and this estimate is an integral part of the evaluation of the adequacy of the reserves performed by management quarterly.

The Company's refundable dealer reserve increased to $1.5 million at December 31, 1999, compared with $0.8 million at December 31, 1998. Under certain of the Company's programs, contracts from dealers are purchased under a refund-able, rather than nonrefundable reserve relationship. Under certain circumstances, the Company may have to remit some or all of the refundable reserve back to the dealer. No such liability exists under a nonrefundable reserve relationship. Accordingly, the refundable reserve is carried as a lia-bility on the Company's Consolidated Balance Sheet and is not included in the calculation of the Company's reserve ratio.

-------------------------------------------------------------------------------

 TFC Enterprises, inc.                                                    MD&A


Consumer finance charge-offs and reserves (FCF)

Net charge-offs (net of recoveries) of consumer finance contracts totaled $0.5 million or 2.47% in 1999 compared to $0.6 million or 3.98% in 1998 and $0.4 million or 4.00% in 1997. The provision for credit losses was $0.5 million in 1999 and $0.7 million in 1998 and 1997 and the allowance for credit losses was $0.8 million or 3.94% of outstanding gross contract receivables at December 31, 1999, compared to $0.9 million or 5.24% of contract receivables at December 31, 1998 and $0.7 million or 5.31% of contract receivables at December 31, 1997. Management has established the level of the allowance that it considers to be adequate based on FCF's loss experience.

Consolidated allowance and reserves for contract receivables

-------------------------------------------------------------------------------
                                                   Years ended December 31
(dollars in thousands)                              1999      1998      1997
-------------------------------------------------------------------------------
Beginning of period                                $22,195   $23,029   $28,575
 Provision for credit losses                           466       737       719
 Charge-offs                                       (33,330)  (33,548)  (32,556)
 Allocation for credit losses                       28,315    26,915    21,635
 Recoveries                                          5,850     5,062     4,656
-------------------------------------------------------------------------------
End of period                                      $23,496   $22,195   $23,029
-------------------------------------------------------------------------------

Average net contract receivables (a)              $203,428  $171,751  $149,982
End of period net contract receivables (a)        $216,900  $188,103  $156,693
Total net charge-offs as a percent of average
 net contract receivables                            13.51%    16.59%    18.60%
-------------------------------------------------------------------------------
Allowance and nonrefundable reserve as a percent
 of net contract receivables (period end)            10.84%    11.80%    14.70%
-------------------------------------------------------------------------------

(a) Gross contract receivables net of unearned interest revenue.

Net charge-offs by line of business:
-------------------------------------------------------------------------------
                                                   Years ended December 31
(in thousands)                                      1999      1998      1997
-------------------------------------------------------------------------------
Auto finance:
 Point-of-sale                                     $16,081   $14,199   $19,192
 Bulk                                               10,892    13,727     8,283
Consumer finance                                       507       560       425
-------------------------------------------------------------------------------
  Total                                            $27,480   $28,486   $27,900
-------------------------------------------------------------------------------

Delinquencies

Gross auto finance contract receivables that were 60 days or more past due totaled $14.9 million, or 6.32% of gross auto finance contract receivables at December 31, 1999, compared to $12.9 million, or 6.15%, at December 31, 1998. Gross auto finance contract receivables that were 30 days or more past due totaled $22.6 million, or 9.57% of gross auto finance contract receivables at December 31, 1999, compared to $19.1 million, or 9.12%, at December 31, 1998.

Gross consumer finance receivables that were 60 days or more past due totaled $0.6 million, or 2.8% of gross receivables at December 31, 1999, compared to $0.4 million, or 2.9% at December 31, 1998. Gross consumer finance receivables that were 30 days or more past due totaled $0.9 million, or 4.4% of gross receivables at December 31, 1999, compared to $0.7 million, or 4.5% at December 31, 1998.

Consistent with standard industry practice, the Company measures delinquency at each month end by classifying a contract that is unpaid for two monthly pay-ments as 30 days delinquent and a contract that is unpaid for three monthly payments as 60 days delinquent.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                                    MD&A


Consolidated Delinquency

---------------------------------------------------------------------------
                                               Years ended December 31
(dollars in thousands)                          1999      1998      1997
---------------------------------------------------------------------------
Gross contract receivables                    $257,391  $225,813  $184,242
Gross contract receivables
 60 + days and over delinquent
  Gross contract amount                       $ 15,528  $ 13,347  $ 16,310
  Percent of total gross contract receivables     6.03%     5.91%     8.85%
Gross contract receivables
 30 + days and over delinquent
  Gross contract amount                       $ 23,525  $ 19,842  $ 23,137
  Percent of total gross contract receivables     9.14%     8.79%    12.56%
---------------------------------------------------------------------------

                        Liquidity and Capital Resources

Liquidity management

As shown on the Consolidated Statements of Cash Flows, cash and cash equiva-lents increased by $0.4 million in 1999, to $2.3 million at December 31, 1999. The increase reflected $11.9 million of net cash provided by operating activi-ties and $25.8 million in net cash provided by financing, offset by $37.3 million of net cash used in investing activities. Net cash used in investing activities principally reflected $26.6 million in net purchases of contract receivables and a $9.6 million increase in restricted cash related to the receivable backed notes. Net cash provided by financing activities reflected $26.4 million of net payments on the Company's revolving lines of credit, $52.3 million received under the receivable backed notes, and $1.9 million of new subordinated debt and $2.0 million paid on outstanding subordinated debt. Cash and cash equivalents decreased by $0.1 million in 1998, to $1.9 million at December 31, 1998. The decrease reflected $7.9 million of net cash provided by operating activities and $20.6 million in net cash provided by financing, off-set by $28.6 million of net cash used in investing activities. Net cash used in investing activities principally reflected $28.1 million in net purchases of contract receivables. Net cash provided by financing activities reflected $22.0 million of net borrowings on the Company's revolving lines of credit, $1.7 mil-lion of new subordinated debt and $3.3 million paid on outstanding subordinated debt.

In August, the Company replaced the credit facility used by FCF with a new lender. The new facility increases the credit limit from $15 million to $25 million and lowers the cost of funds compared to the replaced facility. The increased credit limit provides a facility which allows for the continued expansion and growth of FCF.

In December 1999, the Company placed $65 million of automobile receivables-backed securities. The notes are expected to have an average life of 1.2 years with a coupon to the investors of approximately 7.5%. The coupon cost compared to the weighted average APR of the loans of approximately 20.1% leaves a gross interest spread of approximately 12.6%.

The Company has a $2.0 million subordinated debt principal payment due in June 2000. The Company intends to fund these payments through cash flow from opera-tions. These payments, do however, impact the availability under the Company's primary line of credit.

In March and April of 2000, the Company has approximately $1.9 million in income tax payments due for 1999.

The Company believes cash flows provided by operating activities and current availability under its credit facilities will be adequate to meet the Company's liquidity requirements for fiscal 2000.

With the improved performance in 1999 and 1998, the Company is committed to evaluating alternative funding sources to increase the available credit facili-ties to fund planned growth, increase liquidity and improve the interest margin. The Company is currently evaluating capital sources, securitizations, participating lenders and additional subordinated debt.

Inability to access these sources for additional funding could effect the Company's ability to grow its portfolio of contract receivables.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                                                    MD&A


Dividends

The Company did not declare dividends on its common stock during the years ended December 31, 1999, 1998 and 1997, nor does it anticipate paying cash div-idends in the foreseeable future. If and when the Company decides to declare cash dividends, the amount would be limited by certain provisions of the Company's various credit agreements.

                    Market Risk Disclosure and Risk Factors

In evaluating the Company, prospective investors should consider carefully all of the information set forth throughout this Report and, in particular, should evaluate the following risk factors.

Fluctuating Interest Rates and Dependence on Line of Credit

The Company's operations require substantial borrowings to provide funding for the installment contracts purchased by TFC and originated by FCF. Consequently, profitability is impacted by the difference between the rate of interest paid on the funds it borrows and the rate of interest charged on the installment contracts, which rate in some states is limited by law. Currently, the princi-pal source of borrowing by TFC is its revolving line of credit, guaranteed by TFCEI (the "Line of Credit") with General Electric Capital Corporation ("GECC"). The maximum amount of borrowings available under the Line of Credit was $130 million at December 31, 1999. At December 31, 1999, TFC had $79 mil-lion outstanding under the Line of Credit. The floating interest rate for borrowings under the Line of Credit is equal to the average one-month London Interbank Offered Rate ("LIBOR") plus 3.50%. Thus, future increases in interest rates could adversely affect the Company's profitability. During 1999, the Com-pany mitigated a substantial portion of this interest rate risk by the placement of $65 million of asset backed securities with fixed interest rates over the anticipated period required for those receivables to liquidate.

In addition, to reduce its remaining exposure to an increase in interest rates, TFC has purchased an interest rate cap which ensures that the interest rate on $70 million of the borrowings through April 1, 2000 under the Line of Credit will not exceed a LIBOR ceiling of 6.50%. The Company also believes it has cer-tain flexibility to increase the discount at which installment contracts are purchased, or to increase the rate of interest charged on future installment contracts (to the extent not limited by state law), in order to offset the adverse impact of any interest rate increase on profitability. If one-month LIBOR averaged 10% more in 2000 than in 1999, net income would decrease by approximately $0.7 million after considering the effects, if any, of interest rate caps. These amounts are determined by considering the impact of the hypo-thetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate cap agreement. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, man-agement would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in the Company's financial structure.

The Finance Company has maintained a Line of Credit with GECC since 1992. The current Line of Credit expires on January 1, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Defaults on Installment Contracts

The Company is engaged in consumer finance activities with consumers who have limited access to traditional sources of consumer credit. The inability of an individual to obtain financing through traditional credit sources is generally due to such individual's past credit history or insufficient cash to make the required down payment, if any. As a result, installment contracts purchased by TFC or originated by FCF are generally with consumers who are considered to have a higher risk of default on an installment contract than certain other consumers. Accordingly, the consumer loan activities engaged in by the Company typically have a higher risk of loss than those of other consumer financings. While the Company believes that its expertise with this type credit customer enables it to evaluate and price accurately the higher risk associated with the Company's business, a significant economic downturn in the markets in which the Company operates could materially increase the number of charged-off and delin-quent installment contracts as compared to its historical losses. If the Company were to experience a material increase in charge-offs or delinquencies, its profitability could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Quality and Reserves."

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                                    MD&A


Competition

There are numerous providers of financing for the consumers targeted by the Company. Those financing sources include commercial banks, savings and loan associations, consumer finance companies, credit unions, financing divisions of automobile manufacturers or automobile retailers, small sales contract compa-nies and other consumer lenders. Many of those providers have significantly greater financial resources than the Company and have relationships with estab-lished networks. The Company has focused on a segment of the market composed of consumers who typically do not meet the more stringent credit requirements of the traditional consumer financing sources and whose needs, as a result, have not been addressed consistently by such financing sources. If, however, the other providers of consumer finance were to assert a significantly greater effort to penetrate the Company's targeted market segment, the Company could be materially and adversely affected.

Regulation

The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. The Company's business oper-ations are conducted in approximately 30 states and, accordingly, the laws and regulations of such states govern the Company's operations conducted in those states. Most states where the Company operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of, the contracts that the Company purchases and define the Company's rights to repossess and sell collateral. In addition, the Company is required to be, and is, licensed to conduct its operations in certain states. As the Company expands its operations into other states, it will be required to comply with the laws of such states.

An adverse change in those laws or regulations could have a material adverse effect on the Company's profitability by, among other things, limiting the states in which the Company may operate or the interest rate that may be charged on installment contracts or restricting the Company's ability to real-ize the value of any collateral securing contracts. The Company is not aware of any materially adverse legislation currently pending in any jurisdiction where it currently transacts business.

Restrictions on the Payment of Dividends

The Company currently intends to retain its earnings to finance the growth and development of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Effect of Certain Charter, Bylaw and Statutory Provisions

Certain provisions of the Company's Amended and Restated Certificate of Incor-poration (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial, in the short term, to the interest of the stockholders. For example, the Certificate of Incorporation provides for a classified Board of Directors and for certain limitations on the calling of a special meeting of stockholders and the Bylaws require advance notice of stockholder proposals and nominations of directors. The Company also is subject to provisions of Delaware corporation law that prohibit a publicly-held Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's common stock (an "interested stockholder") for three years after the person became an interested stockholder, unless the busi-ness combination is approved in a prescribed manner. Those provisions could discourage or make more difficult a merger, tender offer or similar transac-tion, even if favorable to the Company's stockholders.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                                                    MD&A


Authorized Preferred and Common Stock

Pursuant to the Certificate of Incorporation, shares of preferred stock and Common Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any pre-ferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporation transactions, could have the effect of making it more difficult for a third party to acquire, or effectively preventing a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

Dependence Upon Key Executive Officers

The Company's growth and development to date have been largely dependent upon the services of key executive officers. The loss of a significant number of these officers could have a material adverse effect on the Company.


                   Common Shares and Shareholder Information

The common stock of TFC Enterprises, Inc., began trading on the NASDAQ Stock Market under the symbol TFCE on December 23, 1993, and is designated a National Market Security. At March 15, 2000, there were approximately 3,155 registered and beneficial owners of the security. Share price information for the years ended December 31, 1999 and 1998 is presented in the selected quarterly data table on the next page.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                                 Selected Quarterly Data

Selected quarterly data*

---------------------------------------------------------------------------------------------------------
                                         1999                                    1998
---------------------------------------------------------------------------------------------------------
(dollars in thousands,
 except per share           Dec.     Sept.      June     March      Dec.     Sept.      June     March
 amounts)                    31        30        30        31        31        30        30        31
---------------------------------------------------------------------------------------------------------
Statements of
 operations:
Net interest revenue        $8,942    $9,131    $8,740    $8,109    $7,708    $6,747    $6,238    $5,440
Provision for credit
 losses                        149       110       109        98       246       171       199       121
Other revenue                  386       329       359       308       181       252       301       328
Operating expense            6,429     6,190     5,960     5,825     6,119     5,479     5,378     5,306
---------------------------------------------------------------------------------------------------------
Income taxes                 2,750     3,160     3,030     2,494     1,524     1,349       962       341
Provision for income
 taxes                       1,221     1,354     1,279     1,092       150        --        --        --
---------------------------------------------------------------------------------------------------------
Net income                  $1,529    $1,806    $1,751    $1,402    $1,374    $1,349      $962      $341
---------------------------------------------------------------------------------------------------------
Net income per basic
 common share                $0.13     $0.16     $0.15     $0.12     $0.12     $0.12     $0.09     $0.03
Net income per diluted
 common share               $0. 12     $0.15     $0.14     $0.12     $0.11     $0.11     $0.08     $0.03
---------------------------------------------------------------------------------------------------------
Performance ratios:
Return on average equity     14.90%    18.37%    18.65%    15.58%    15.92%    16.28%    12.07%     4.37%
Return on average assets      3.05      3.70      3.71      3.13      3.20      3.24      2.43      0.90
Yield on interest
 earning assets              23.45     23.93     23.59     23.27     23.26     23.17     22.73     21.64
Cost of interest bearing
 liabilities                  9.34      9.14      8.74      8.96     10.28     10.52     10.56     10.91
Net interest margin          16.84     17.44     17.37     16.92     15.81     15.49     15.08     13.82
Operating expense as a
 percentage of average
 interest earning assets     12.10     11.82     11.84     12.15     12.56     12.58     13.00     13.48
Total net charge-offs to
 average gross contract
 receivables net of
 unearned interest           13.57     13.24     12.63     14.58     15.09     17.69     15.47     18.20
30 day delinquencies to
 period end gross
 contract receivables         9.14      7.69      6.84      7.25      8.79      8.63      8.61     10.04
Total allowance and
 nonrefundable reserve
 to period end gross
 contract receivables
 net of unearned
 interest                    10.84     11.35     11.49     11.50     11.80     12.53     13.44     13.70
Equity to assets, period     20.06     20.36     19.99     19.86     20.44     19.85     19.84     20.37
---------------------------------------------------------------------------------------------------------
Average balances:
Interest earning assets   $212,417  $209,446  $201,308  $191,712  $180,613  $174,249  $165,451  $157,459
Total assets               200,785   195,080   188,602   179,136   171,708   166,337   158,491   151,244
Interest bearing
 liabilities               150,514   147,740   143,379   135,833   130,908   127,187   119,786   112,972
Equity                      41,057    39,319    37,545    35,979    34,536    33,135    31,860    31,252
---------------------------------------------------------------------------------------------------------
Common stock data:
Market price range:
 High                        $4.50     $3.50     $2.72     $2.75     $2.38     $3.00     $3.00     $1.81
 Low                          2.13      2.25      1.88      1.56      1.38      1.19      1.44      1.00
 Average                      3.37      2.75      2.38      2.11      1.90      2.22      2.37      1.50
 Close                        3.75      2.75      2.25      2.19      1.63      1.75      2.63      1.56
---------------------------------------------------------------------------------------------------------

*The fourth quarter of 1998 includes a $0.4 million charge to operating expense, incurred for a securitization which was not completed due to the mar-ket conditions that existed during the fourth quarter. Also, net interest revenue includes a positive $0.5 million adjustment for dealer discount and fees which were earned during 1998.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                                    Report of Management

Shareholders
TFC Enterprises, Inc.

The management of TFC Enterprises, Inc. is responsible for the preparation, content, integrity, and objectivity of the following financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles.

Management is further responsible for maintaining a system of internal controls designed to provide reasonable assurance as to the protection of the Company's assets and the integrity of its financial statements. This company-wide system of controls includes written policies and procedures, proper delegation of authority, division of responsibility, and the selection and training of quali-fied personnel. Management believes that the system of internal controls provides reasonable assurance that financial transactions are recorded properly to permit the preparation of reliable financial statements.

The Audit Committee of the Board of Directors is comprised of four outside directors and has the responsibility, along with the Shareholders, for the selection of the independent auditors. The Audit Committee meets with manage-ment and the independent auditors to review the scope of audits and their results, and to discuss other matters affecting the Company's internal controls and financial reporting. The independent auditors have free access to the Audit Committee.

[SIGNATURE]              [SIGNATURE]


Robert S. Raley, Jr.     Craig D. Poppen
Chairman, President and  Vice President, Treasurer and
Chief Executive Officer  Chief Financial Officer

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.       Report of Ernst & Young LLP, Independent Auditors

Board of Directors
TFC Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of TFC Enter-prises, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibil-ity is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial state-ments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reason-able basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TFC Enterprises, Inc. at December 31, 1999 and 1998, and the consolidated results of its opera-tions and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

[LOGO]

Richmond, Virginia
February 15, 2000

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                       Consolidated Financial Statements

Consolidated Balance Sheets

-----------------------------------------------------------------------------
                                                             December 31
(dollars in thousands, except per share and share
amounts)                                                    1999      1998
-----------------------------------------------------------------------------

Assets
Cash and cash equivalents                                   $2,290    $1,868
Restricted cash                                              9,563        --
Net contract receivables                                   182,039   155,895
Property and equipment, net                                  2,244     1,949
Intangible assets, net                                       9,887    10,978
Other assets                                                 2,488     1,907
-----------------------------------------------------------------------------
 Total assets                                             $208,511  $172,597
-----------------------------------------------------------------------------

Liabilities and shareholders' equity
Liabilities:
Revolving lines of credit                                  $94,866  $121,281
Automobile receivables-backed notes                         52,316        --
Subordinated notes and other term debt                       9,501     9,636
Accounts payable and accrued expenses                        3,539     3,180
Income taxes and other liabilities                           4,941     2,394
Refundable dealer reserve                                    1,519       824
-----------------------------------------------------------------------------
 Total liabilities                                         166,682   137,315

Shareholders' equity:
Preferred stock, $.01 par value, 1,000,000 shares
 authorized; none outstanding                                   --        --
Common stock, $.01 par value, 40,000,000 shares
 authorized; 11,430,482 and 11,404,882 shares issued and
 outstanding in 1999 and 1998, respectively                     50        50
Additional paid-in capital                                  56,080    56,020
Retained deficit                                           (14,301)  (20,788)
-----------------------------------------------------------------------------
 Total shareholders' equity                                 41,829    35,282
-----------------------------------------------------------------------------

 Total liabilities and shareholders' equity               $208,511  $172,597
-----------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                       Consolidated Financial Statements

Consolidated Statements of Income

-------------------------------------------------------------------------------
                                                        Years ended December 31
(in thousands, except per share amounts)                 1999    1998    1997
-------------------------------------------------------------------------------

Interest and other finance revenue                      $48,010 $39,085 $32,317
Interest expense                                         13,088  12,952  12,019
-------------------------------------------------------------------------------
Net interest revenue                                     34,922  26,133  20,298
Provision for credit losses                                 466     737     719
-------------------------------------------------------------------------------
Net interest revenue after provision for credit losses   34,456  25,396  19,579
-------------------------------------------------------------------------------

Other revenue:
Commissions on ancillary products                           742     845     780
Other                                                       640     217     325
-------------------------------------------------------------------------------
Total other revenue                                       1,382   1,062   1,105
-------------------------------------------------------------------------------
Total net interest and other revenue                     35,838  26,458  20,684
-------------------------------------------------------------------------------

Operating expense:
Salaries                                                 12,561  11,077   9,866
Employee benefits                                         2,531   2,003   1,511
Occupancy                                                   985     910     896
Equipment                                                 1,437   1,233   1,253
Amortization of intangible assets                         1,091   1,092   1,091
Securitization costs                                         --     448      --
Other                                                     5,799   5,520   5,360
-------------------------------------------------------------------------------
Total operating expense                                  24,404  22,283  19,977
-------------------------------------------------------------------------------

Income before income taxes                               11,434   4,175     707
Provision for income taxes                                4,947     150      --
-------------------------------------------------------------------------------
Net income                                               $6,487  $4,025    $707
-------------------------------------------------------------------------------

Net income per common share:
 Basic                                                    $0.57   $0.36   $0.06
 Diluted                                                  $0.53   $0.33   $0.06

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                       Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

------------------------------------------------------------------------------
                               Number of         Additional
                                Shares    Common  Paid-in   Retained
(in thousands)                Outstanding Stock   Capital   (Deficit)   Total
------------------------------------------------------------------------------

Balance at December 31, 1996    11,290     $49    $55,333   $(25,520)  $29,862

Net income                          --      --         --        707       707
Issuance of stock warrants          --      --        511         --       511
------------------------------------------------------------------------------
Balance at December 31, 1997    11,290      49     55,844    (24,813)   31,080

Net income                          --      --         --      4,025     4,025
Stock options exercised            115       1        176         --       177
------------------------------------------------------------------------------
Balance at December 31, 1998    11,405      50     56,020    (20,788)   35,282

Net income                          --      --         --      6,487     6,487
Stock options exercised             25      --         60         --        60
------------------------------------------------------------------------------
Balance at December 31, 1999    11,430     $50    $56,080   $(14,301)  $41,829
------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                       Consolidated Financial Statements

Consolidated Statements of Cash Flows

------------------------------------------------------------------------------
                                                  Years ended December 31
(in thousands)                                     1999      1998      1997
------------------------------------------------------------------------------

Operating activities
Net income                                         $6,487    $4,025      $707
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Amortization of intangible assets                  1,091     1,092     1,091
 Depreciation and other amortization                1,301     1,613     1,053
 Provision for deferred income taxes                  712       150        --
 Provision for credit losses                          466       737       719
 Changes in operating assets and liabilities:
  Decrease in recoverable income taxes                 --     1,229     4,602
  (Increase) decrease in other assets              (1,044)     (397)      582
  Increase (decrease) in accounts payable and
   accrued liabilities                                359       339    (1,119)
  Increase (decrease) in refundable dealer
   reserve                                            695    (1,163)     (221)
  Increase (decrease) in income taxes and
   other liabilities                                1,872       255       (36)
------------------------------------------------------------------------------
  Net cash provided by operating activities        11,939     7,880     7,378
------------------------------------------------------------------------------
Investing activities
Net cost of acquiring contract receivables       (135,470) (126,003) (104,342)
Repayment of contract receivables                 108,860    97,874   101,372
Purchase of property and equipment                 (1,160)     (434)     (339)
(Increase) decrease in restricted cash             (9,563)       --     5,532
------------------------------------------------------------------------------
  Net cash (used in) provided by investing
   activities                                     (37,333)  (28,563)    2,223
------------------------------------------------------------------------------
Financing activities
Net (payments) borrowings on the revolving
 lines of credit                                  (26,415)   22,016    26,280
Payments on term notes                                 --        --   (19,464)
Borrowings on automobile receivables-backed
 notes                                             65,150        --   (15,843)
Payments on automobile receivables-backed notes   (12,834)       --        --
Borrowings on subordinated notes                    1,855     1,670        --
Payments on subordinated notes                     (2,000)   (3,287)   (1,287)
Proceeds from stock options exercised                  60       177        --
------------------------------------------------------------------------------
  Net cash provided by (used in) financing
   activities                                      25,816    20,576   (10,314)
------------------------------------------------------------------------------
Increase (decrease) in cash and cash
 equivalents                                          422      (107)     (713)
Cash and cash equivalents at beginning of year      1,868     1,975     2,688
------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $2,290    $1,868    $1,975
------------------------------------------------------------------------------
Supplemental disclosures:
Interest paid                                     $12,303   $11,618   $11,315
Income taxes paid                                   2,611        --        --
Noncash transactions:
Issuance of stock warrants                             --        --      $511

See accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

1.Summary of significant accounting policies

Organization and business

TFC Enterprises Inc. ("TFCE") is a holding company with three primary wholly-owned subsidiaries, The Finance Company ("TFC"), First Community Finance, Inc. ("FCF") and Recoveries, Inc. ("RI"). TFCE has no significant operations of its own. TFC specializes in purchasing and servicing installment sales contracts originated by automobile and motorcycle dealers involved in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles") both on an individual basis ("point-of-sale" purchase) and on a bulk basis ("bulk" purchase). Based in Norfolk, Virginia, TFC also has ten loan production offices throughout the United States in communities with a large concentration of military personnel. FCF is involved in the direct origination and servicing of small consumer loans. FCF operates 17 branches throughout Vir-ginia and North Carolina. Recoveries, Inc., a third party debt collection agency, located in Norfolk, Virginia, services foreclosed or troubled loan portfolios and receivables for medical organizations and others.

Principles of consolidation

The accompanying financial statements include the accounts of TFCE and its wholly-owned subsidiaries, TFC, FCF, and RI (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and overnight repurchase agree-ments, exclusive of restricted cash.

Restricted cash

Restricted cash relates to cash collected on contract receivables which are the collateral for the automobile receivables-backed notes. The restricted cash is used to pay the principal and interest on the automobile receivables-backed notes.

Contract Receivables

Contract receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstand-ing unpaid principal balances reduced by any charge-off or specific valuation accounts and net of any unamortized deferred service fees and unamortized dis-counts on purchased loans.

Credit losses

The Company's primary business involves purchasing installment sales contracts at a discount from the remaining principal balance on both a bulk and point-of-sale basis. A portion of this discount represents anticipated credit loss and, based upon projected loss experience, is held in a nonrefundable reserve against which future credit losses will first be applied. The remaining por-tion, if any, of the discount is recorded as unearned discount and accreted to income as discussed below. Additional provisions for credit losses, if neces-sary, are charged to income in amounts sufficient to maintain the combined allowance for credit losses and nonrefundable reserve at an amount considered by management to be adequate to absorb estimated future credit losses.

Management evaluates the reasonableness of the assumptions used in projecting the loss experience by reviewing historical credit loss experience, delinquen-cies, repossession and other recovery trends, the size of the finance contract portfolio and general economic conditions and trends. Historical credit loss experience is monitored on a static pool basis. Contract originations, subse-quent charge-offs and recoveries are assigned to annual pools and the pool performance is monitored separately. If necessary, any assumptions used will be changed in the future to reflect historical experience to the extent it devi-ates materially from that which was assumed.

It is generally the Company's policy, related to the installment sales con-tracts purchased by TFC, to charge its nonrefundable reserve and then the allowance for credit losses for all contract receivables which are 180 days past due. Any amounts collected subsequent to being charged off are restored to the nonrefundable reserve.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

The carrying value of repossessed assets is reduced, through charge-off, to the lower of the unpaid contract balance or anticipated liquidation proceeds.

The Company's policy related to unsecured consumer contracts originated by FCF is to establish and maintain, through a charge to income, an allowance for credit losses, based on historical credit experience of FCF and the industry. Generally, consumer finance receivables which are 180 days past due are charged against this allowance for credit losses. Any amounts collected subsequent to being charged off are restored to the allowance for credit losses.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over each asset's estimated useful life, generally five to seven years.

Intangible assets

Intangible assets consist of a purchased dealer list and goodwill, which are being amortized using the straight-line method over periods of 15 years and 20 years, respectively. The carrying values of the intangible assets are reviewed on an ongoing basis. If this review indicates that the intangibles will not be fully recoverable, as determined based on estimated undiscounted cash flows generated by the intangible assets over their remaining lives, their carrying values will be reduced to the recoverable amounts using discounted cashflows. No impairment losses have been recorded for any period presented.

Income taxes

The Company uses the liability method to account for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are expected to reverse.

Interest rate protection agreements

The Company has purchased interest-rate cap agreements that are designed to limit its exposure to increasing interest rates and is designated as a hedge of its revolving line of credit. An interest rate cap entitles the Company to receive a payment from the counterparty equal to the excess, if any, of the hypothetical interest expense (strike price) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counterparty is an initial premium. The strike price of these agreements exceeds the current market levels at the time they are entered into. The interest rate index specified by the cap agreement has been and is expected to be highly correlated with the interest rates the Company incurs on its revolving line of credit. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense. The cost of the agreement is included in other assets and amortized to interest expense ratably during the life of the agreement.

Income recognition

Interest revenue from precomputed contract receivables, simple interest-bearing contract receivables and revenue from insurance commissions are recognized using the interest method. Loan origination service fees and certain direct costs are capitalized and recognized as an adjustment of the yield of the related loan using the interest method.

The portion of the discount arising from purchases of contract receivables which is not considered to be nonrefundable reserve for credit losses (see dis-cussion above) is recorded as a unearned discount. Unearned discounts are deferred and accreted to income using the interest method over the contractual life of the related receivables. The Company periodically reassesses the amount of contract purchase discount accreted to interest revenue to reflect changes in delinquency and charge-off experience.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

Accrual of interest revenue and accretion of unearned discounts continue until contracts are collected in full, become ninety days contractually delinquent, or are charged-off (see discussion above) consistent with practices generally applied by consumer finance companies.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Components of comprehensive income are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The Com-pany has no comprehensive income items other than net income for any periods presented.

Stock-based compensation

As permitted by the provisions of FAS No. 123, "Accounting for Stock Based Com-pensation" (FAS No. 123), the Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Princi-ples Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding, excluding any dilutive effects of options and convertible securities. Diluted earnings per share is based on the weighted average number of common and common equivalent shares, including dilutive stock options and convertible securities outstanding during the year.

Use of estimates

The preparation of financial statements in conformity with accounting princi-ples generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those esti-mates.

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

The determination of the allowance for loan losses is particularly susceptible to significant changes in the economic, environment and market conditions. Man-agement believes that, as of December 31, 1999, the allowance for loan losses and non-refundable reserves are adequate based on information currently avail-able. A worsening or protracted economic decline would increase the likelihood of losses due to credit and market risks and could create the need for substan-tial increases to the allowance for loan losses.

The Company's business is subject to regulation and licensing under various federal, state and local statutes and regulations. Most states where the Com-pany operates limit the interest rate, fees and other charges that may be imposed by, or prescribe certain other terms of the contracts that the Company purchases and define the Company's rights to repossess and sell collateral. An adverse change in those laws or regulations could have a material adverse effect on the Company's profitability by, among other things, limiting the states in which the Company may operate or the interest rate that may be charged on installment contracts or restricting the Company's ability to real-ize the value of any collateral securing contracts. The Company is not aware of any materially adverse legislation currently pending in any jurisdiction where it currently transacts business.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

Reclassifications

Certain reclassifications have been made to the 1998 and 1997 financial state-ments in order to conform with the 1999 presentation.

2.Contract receivables

The following is a summary of contract receivables at December 31:

 ----------------------------------------------------------------------------

   (in thousands)                      1999     1998
 -----------------------------------------------------
   Contract receivables:
    Auto finance                     $236,305 $209,341
    Consumer finance                   21,086   16,472
 -----------------------------------------------------
    Gross contract receivables        257,391  225,813
 -----------------------------------------------------
   Less:
    Unearned interest revenue          40,491   37,710
    Unearned discount                   4,613    3,539
    Unearned commissions                  441      637
    Unearned service fees               1,074    1,186
    Payments in process                 4,707    3,915
    Escrow for pending acquisitions       530      736
    Allowance for credit losses           817      859
    Nonrefundable reserve              22,679   21,336
 -----------------------------------------------------
     Net contract receivables        $182,039 $155,895
 -----------------------------------------------------

The effective rate of interest earned on contract receivables was 23.60%, 23.08%, and 21.60% for the years ended December 31, 1999, 1998, and 1997 respectively.

At December 31, 1999, contractual maturities of contract receivables were as follows:

   (in thousands)
   2000                          $119,069
   2001                            81,497
   2002                            40,529
   2003                            11,137
   2004                             5,159
 ----------------------------------------
     Gross contract receivables  $257,391
 ----------------------------------------

It has been the Company's experience that a substantial portion of the portfo-lio generally is prepaid before contractual maturity dates. The above tabulation, therefore, should not be regarded as a forecast of future cash col-lections.

Changes in the allowance for credit losses and nonrefundable reserve were as follows:

 -----------------------------------------------------------
   (in thousands)                  1999     1998     1997
 -----------------------------------------------------------
   Beginning Balance              $22,195  $23,029  $28,575
    Allocation for credit losses   28,315   26,915   21,635
    Provision for credit losses       466      737      719
    Charge-offs                   (33,330) (33,548) (32,556)
    Recoveries                      5,850    5,062    4,656
 -----------------------------------------------------------
   Ending Balance                 $23,496  $22,195  $23,029
 -----------------------------------------------------------

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements


3.Property and equipment

The following is a summary of property and equipment at December 31:

 ----------------------------------------------------------------
   (in thousands)                                    1999   1998
 ----------------------------------------------------------------
   Leasehold improvements                             $305   $255
   Computer equipment and software                   3,228  3,721
   Furniture and office equipment                    2,331  2,136
   Automobiles                                         177    154
 ----------------------------------------------------------------
    Property and equipment                           6,041  6,266
   Less: accumulated depreciation and amortization   3,797  4,317
 ----------------------------------------------------------------
    Property and equipment, net                     $2,244 $1,949
 ----------------------------------------------------------------

Depreciation and amortization of property and equipment for the years ended December 31, 1999, 1998, and 1997, were $0.9 million, $0.8 million, and $0.9 million, respectively

4.Intangible assets

The following is a summary of intangible assets at December 31:

 ---------------------------------------------------
   (in thousands)                   1999     1998
 ---------------------------------------------------
   Goodwill                        $16,265  $16,265
   Dealer list                       4,172    4,172
   Less: accumulated amortization  (10,550)  (9,459)
 ---------------------------------------------------
    Intangible assets, net          $9,887  $10,978
 ---------------------------------------------------

5.Debt

Debt outstanding at December 31 consisted of the following:

 --------------------------------------------------------
   (in thousands)                         1999     1998
 --------------------------------------------------------
   Revolving lines of credit             $94,866 $121,281
   Automobile receivables-backed notes    52,316       --
   Subordinated notes (a)                  9,019    9,636
   Other term debt                           482       --
 --------------------------------------------------------
    Total debt                          $156,683 $130,917
 --------------------------------------------------------

  (a) The subordinated non-convertible notes are net of unamortized discount totaling $25 thousand and $34 thousand at December 31, 1999 and 1998, respectively.

Debt maturity schedule at December 31, 1999:

 ------------------------------------------------------------------------------
   (in thousands)                        2000    2001    2002    2003   Total
 ------------------------------------------------------------------------------
   Revolving lines of credit                 -- $78,750 $16,116     --  $94,866
   Automobile receivables-backed notes
    (b)                                 $31,741  13,509   4,472 $2,594   52,316
   Senior Subordinated Note               2,000   2,000   2,000     --    6,000
   15% Subordinated notes                    55     670   1,319     --    2,044
   Subordinated Debenture                    --   1,000      --     --    1,000
   Other term debt                          186     216      80     --      482
 ------------------------------------------------------------------------------
    Total                               $33,982 $96,145 $23,987 $2,594 $156,708
 ------------------------------------------------------------------------------

  (b) Maturities are based on a cash flow analysis that incorporates various assumptions tied to the performance of the contracts that collateralize these notes. Variation from these assumptions could significantly impact the above tabulation.


--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

Revolving lines of credit

Pursuant to the amended revolving line of credit agreement dated January 1, 1999, the Company's primary lender agreed to provide a credit line of $130 mil-lion through January 1, 2001. The revolving line of credit is secured by certain contract receivables held by TFC and is guaranteed by TFCE. On a daily basis, TFC remits all cash receipts relating to those receivables to the lend-er. These daily cash receipts are first applied to accrued interest on the revolving line of credit and the remainder to principal. Borrowings under the revolving line of credit, totaled $78.8 million and $109.0 million at December 31, 1999 and 1998, respectively. The advance rate used to determine availabil-ity on this line is limited to a percentage, currently 73%, of eligible collateral as specified in this amended agreement. Unused availability under this facility totaled $5.8 million and $6.0 million at December 31, 1999 and 1998, respectively, based on collateral in existence at that time. The 1997 amended agreement, along with the December 1996 amended agreement, granted the lender warrants to purchase a cumulative total of approximately 1.1 million shares of the Company's common stock at $1 per share over a 5-year period. The issuance of these warrants was recorded as additional paid-in capital and as a discount to the line of credit. The amount, $0.5 million in 1997 and $0.4 mil-lion in 1996, was amortized into interest expense over the term of the 1997 amended agreement. These amounts were fully amortized as of December 31, 1998. The amount included in interest expense was $0.5 million and $0.4 million in 1998 and 1997, respectively.

Interest on the revolving line of credit accrues at a floating rate equivalent to one-month LIBOR plus a borrowing spread and line fees of $0.3 million for 1999 and $0.4 million for 1998.

The borrowing spread on the Company's primary revolving line of credit was as follows for the years ended December 31, 1999, 1998, and 1997:

 --------------------------------------------------------
                                         Borrowing Spread
 --------------------------------------------------------
   January 1, 1997 to March 31, 1998           4.00
   April 1, 1998 to December 31, 1998          3.75
   January 1, 1999 to December 31, 1999        3.50
 --------------------------------------------------------

The new contract and security agreement signed in December 1996 and amended in April 1997 set the borrowing spread at 4.00%. As of April 1, 1998, the Company met certain operating goals set in the Line of Credit agreement and the spread was reduced 25 basis points to 3.75%. Pursuant to the amended revolving line of credit agreement dated January 1, 1999, the spread was reduced an additional 25 basis points to 3.50%. The average outstanding balance on the revolving line of credit totaled $118.1 million, $102.9 million, and $82.8 million, respectively, in 1999, 1998, and 1997. The average interest rate paid on the revolving line of credit was 8.68% in 1999, 9.41% in 1998 and 9.63% in 1997. At December 31,
1999, 1998, and 1997 respectively, one-month LIBOR was 5.56%, 5.24% and 5.71% and the total interest rate was 9.06%, 8.99% and 9.71%.

A second line of credit with another lender is secured by certain contract receivables of FCF and is guaranteed by TFCE. The facility was established in August 1999, replacing FCF's facility dated March 1997. Borrowings outstanding under FCF's credit facility totaled $16.1 million and $12.3 million at December 31, 1999 and 1998, respectively. The advance rate used to determine availabil-ity on the line is limited to 85% of eligible collateral as specified in the agreement. Interest on the revolving line of credit accrues at a floating rate equivalent to one-month LIBOR on the first day of the month plus 2.75%. There was no unused availability under this facility in 1999 or 1998. The average outstanding balance on the FCF revolving line of credit totaled $13.8 million, $10.5 million and $8.2 million, in 1999, 1998 and 1997, respectively with an average interest rate of 8.65%, 9.60% and 9.50%, in 1999, 1998 and 1997, respectively. At December 31, 1999, 1998, and 1997, respectively the total interest rate was 9.23%, 9.00% and 9.75%.

Automobile Receivables-Backed Notes

On December 3, 1999, TFC completed a debt financing consisting of $65.2 million of Automobile Receivables-Backed Notes, Series 1999-A. The notes were sold in a private placement to qualified institutional buyers. The notes were issued through TFC's wholly-owned, bankruptcy remote, receivables subsidiary, TFC Receivables Corporation 2 ("TRC"), and are rated "AA" by Standard & Poor's Rat-ings Services. The notes are collateralized by the assets of TRC. Principal

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements
and interest payments under the notes are guaranteed pursuant to a financial guaranty insurance policy issued by Asset Guaranty Insurance Company.

Principal and interest payments on the notes are made monthly based on cash collections relating to the collateral pool of contract receivables. At the time of issuance, the notes had an expected average life of 1.2 years and a final maturity of April 2004. Subject to certain conditions, the notes may be redeemed in whole, but not in part, when the outstanding principal balance of the notes is equal to or less than $9.8 million.

The terms of the various agreements supporting the issuance of the Automobile Receivables-Backed Notes require TRC to operate within certain parameters with respect to the collateral pool and requires TFC to maintain a minimum net worth. As of December 31, 1999, TRC was in compliance with the provisions of the agreements. TFC is responsible for the administration and collection of TRC's receivables.

Subordinated debt

Senior Subordinated Notes, due 2002
  In June 1995, the Company issued $10.0 million of 9.38% Senior Subordinated Notes due June 30, 2002. Interest on the Senior Subordinated Notes is pay-able semi-annually. The notes may be prepaid subject to a "make-whole" prepayment penalty. Principal payments of $2 million are due annually with the final payment due June 2002. Under the terms of an amendment to the notes effective April 1, 1997, the interest rate was increased to 10.48%.

15% Subordinated Notes, due 2001-2002
  From July 1998 to September 1999, the Company issued $2.0 million of unsecured subordinated debt due three years from origination. These notes were offered pursuant to a private placement to a limited number of pro-spective investors, including but not limited to, the Board of Directors, officers and certain existing shareholders of the Company. The unsecured notes bear interest at 15% per year. Members of the Board of Directors, Executive Officers, and certain relatives have purchased $1.4 million of these notes.

Subordinated Debenture, due 2001
  In June, 1998, the Company signed a $1.0 million subordinated floating rate debenture with a subsidiary of a large U.S. based insurance company that is a major provider of credit insurance products to the industry. The deben-ture matures in January 2001, with interest adjusted quarterly and payable quarterly at 1% over prime. The weighted-average interest rate was 8.875% for 1999 and 9.375% for 1998.

The revolving lines of credit agreements and the Senior Subordinated Note agreement provide for certain covenants and restrictions regarding, among other things, minimum net worth and interest coverage, maximum debt to equity ratio, maximum delinquency and charge-off and minimum reserve requirements.

Interest rate protection agreement

TFC has entered into an interest rate protection agreement (cap) that limits TFC's exposure to increases in its borrowing cost relating to an increase in the one-month LIBOR rate. As discussed above, LIBOR is the base rate used in connection with the revolving line of credit. The agreement has a notional principal amount of $70 million, a LIBOR ceiling of 6.50% and an expiration date of April 1, 2000. The cap subjects the Company to credit risk that the counterparty may fail to perform under the terms of the agreement.

Dividend restrictions

The Company did not declare dividends on its common stock during the years ended December 31, 1999, 1998, and 1997, nor does it anticipate paying cash dividends in the foreseeable future. If and when the Company decides to declare cash dividends, the amount would be limited by certain provisions of the Company's various credit agreements. Additionally, the various credit agreements provide restrictions on TFC's ability to transfer funds to TFCE in the form of dividends.

-------------------------------------------------------------------------------
                              1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements


6.Income taxes

Significant components of deferred tax assets and liabilities were as follows as of December 31:

 ----------------------------------------------------------------------------
   (in thousands)                                              1999     1998
 ----------------------------------------------------------------------------
   Deferred tax assets:
   Excess of book nonrefundable reserve over tax              $10,983  $9,914
   Excess of book allowance for credit losses over tax            310     326
   Temporary difference relating to employee benefits             106     262
   Contingent interest                                            209     296
   Other                                                           32      73
 ----------------------------------------------------------------------------
    Total deferred tax assets                                  11,640  10,871
 ----------------------------------------------------------------------------
   Deferred tax liabilities:
   Recognition of unearned discount income for book purposes
    in advance of tax recognition                              11,532   9,999
   Temporary differences relating to intangible assets            563     669
   Temporary differences relating to employee benefits             84       0
   Excess of tax over book depreciation                           124     165
   Other                                                           11      --
 ----------------------------------------------------------------------------
    Total deferred tax liabilities                             12,314  10,833
 ----------------------------------------------------------------------------
   Net deferred tax (liabilities) assets                        $(674)    $38
 ----------------------------------------------------------------------------

The following is a summary of the income tax provision for the years ended December 31:

 -------------------------------------------
   (in thousands)        1999   1998   1997
 -------------------------------------------
   Current provision:
    Federal             $3,559    $--   $--
    State                  676     --    --
 -------------------------------------------
                         4,235     --    --
   Deferred provision:
    Federal                600  1,335   372
    State                  112    250    70
 -------------------------------------------
                           712  1,585   442
   Valuation allowance      -- (1,435) (442)
 -------------------------------------------
     Total              $4,947   $150   $--
 -------------------------------------------

The differences between income taxes computed at the statutory Federal rate and actual amounts were as follows for the years ended December 31:

 ---------------------------------------------------------------
   (in thousands)                            1999   1998   1997
 ---------------------------------------------------------------
   Computed at statutory Federal rate       $3,900 $1,393  $240
   State taxes, net of Federal tax benefit     490    196    28
   Amortization of intangible assets           277    277   277
   Other items                                 280   (281) (103)
   Valuation allowance                          -- (1,435) (442)
 ---------------------------------------------------------------
   Computed at effective rate               $4,947   $150   $--
 ---------------------------------------------------------------

In 1993, contingent interest on the Company's convertible notes was considered deductible for Federal income tax purposes but was treated as non-deductible for income tax expense on the Company's financial statements. The Company is continuing to challenge the IRS regarding the deductibility of the contingent interest. To the extent that the contingent interest on convertible notes is ultimately determined to be deductible for Federal income tax purposes, the benefit, which totals $2.1 million, will be recognized in the period that the determination is made.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements


7.Employee benefit plan

The Company has a defined contribution savings plan covering all permanent employees working 20 or more hours per week and with more than one year of service. Under the terms of the plan, the Company matches 50% of employees' contributions up to 10% of each employee's earnings as defined. In addition, employees have the option of contributing additional amounts. The Company's plan expense for 1999, 1998, and 1997 was $0.2 million, $0.2 million, and $0.1 million, respectively.

8.Stock Plans

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the "Stock Purchase Plan"), which allows for options to purchase common stock to be granted to employees, including eligible officers, of the Company. A total of 530,000 shares of com-mon stock have been reserved for issuance under the Stock Purchase Plan.

The Company periodically grants options to certain eligible employees under this plan. These stock options are fully vested at the date of grant. Approxi-mately 25,600 and 114,600 options were exercised in 1999 and 1998, respectively. As of December 31, 1999, there are no outstanding unexercised options.

Any employee who is customarily employed for at least 20 hours per week and more than five months per calendar year by the Company and has more than two years of service is eligible to participate in the Stock Purchase Plan. No employee is permitted to purchase shares under the Stock Purchase Plan if such employee owns 5% or more of the total outstanding shares of the Company. In addition, no employee is entitled to purchase more than $25,000 of common stock (based upon the fair market value of the shares of common stock at the time the option is granted) in any calendar year. The price at which shares of common stock are sold under the Stock Purchase Plan is the lower of 85% of the fair market value on the date of grant or the purchase date of such shares.

Long-term Incentive Plan

The Company has established the 1995 Long-Term Incentive Plan ("Incentive Plan"), which provides incentive stock options, non-qualified stock options and restricted stock for certain executives of the Company. The options generally vest over a period of five years. A total of 1.5 million shares of common stock have been reserved for issuance under the Incentive Plan. On June 1, 1998, 104,679 options granted in 1995 were canceled and reissued at an exercise price equal to the then fair market value of the Company's common stock of $2.94 with vesting beginning January 1, 1999 over five years. The remaining options granted in 1995 at an exercise price of $11.50 expired on December 31, 1999. On June 1, 1998, 483,750 options were granted to certain employees at an exercise price equal to the then fair market value of the Company's common stock of $2.94, with vesting beginning January 1, 1999 over five years. All outstanding options generally expire five years from the vesting date.

Pro forma information regarding net income and earnings per share is required by FAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6% for 1999 and 1998; volatility factor of the expected market price of the Company's common stock of 0.60 for 1999 and 0.74 for 1998, for shares whose exercise price is less than the stock prices on the grant date and
1.92 for shares whose exercise price equals the stock price on the grant date for 1998 and a weighted-average expected life of the options ranging up to 7.5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in manage-ment's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.


--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the options' vesting periods. The Company's pro forma net income (in thousands) and pro forma income per share based on options issued during 1999, 1998 and 1997 were as follows:

 -----------------------------------------------------------
                                             Years ended
                                             December 31
                                          1999   1998  1997
 -----------------------------------------------------------
   Pro forma net income                  $6,312 $3,742  $651

   Pro forma net income per basic share   $0.55  $0.33 $0.06
 -----------------------------------------------------------

A summary of the activity for the Company's stock options with exercise prices equal to the grant-date market value for the three years ended December 31 was as follows:

 ------------------------------------------------------------------------------------
                                    1999               1998               1997
                              Shares   Weighted  Shares   Weighted  Shares   Weighted
                               Under   Average    Under   Average    Under   Average
                              Option   Exercise  Option   Exercise  Option   Exercise
                             (In 000s)  Price   (In 000s)  Price   (In 000s)  Price
 ------------------------------------------------------------------------------------
   Outstanding at beginning
    of year                    1,367    $9.02     1,026    $11.18      806    $10.11
   Granted                       768     2.31     1,105      2.77      300      1.26
   Exercised                     (26)    2.32      (115)     1.55       --        --
   Forfeited and expired      (1,227)    9.03      (649)     9.45      (80)     1.13
 ------------------------------------------------------------------------------------
   Outstanding at end of
    year                         883    $2.55     1,367     $8.86    1,026    $11.18
 ------------------------------------------------------------------------------------
   Exercisable at end of
    year                         313    $1.82       576     $9.02      637    $11.13
   Weighted-average fair
    value of options
    granted during the year             $0.60               $1.63             $ 0.84
 ------------------------------------------------------------------------------------

For stock options outstanding at December 31, 1999, the range of exercise prices were $0.91 to $2.94 and the weighted-average remaining contractual life was 5 years.


--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements


9. Earnings per share

Earnings per share for the years ended December 31 were as follows:

 ----------------------------------------------------------------------------
   (Amounts in thousands)                                 1999   1998   1997
 ----------------------------------------------------------------------------
   Numerator:
     Net income                                          $6,487 $4,025   $707
   Denominator:
     Denominator for basic earnings per share-weighted-
      average shares                                     11,409 11,330 11,290
     Effect of dilutive securities:
      Employee stock options                                249    150     39
      Warrants                                              692    549    276
 ----------------------------------------------------------------------------
     Dilutive potential common shares                       941    699    315
 ----------------------------------------------------------------------------
     Denominator for diluted earnings per share          12,350 12,029 11,605
   Basic earnings per share                               $0.57  $0.36  $0.06
 ----------------------------------------------------------------------------
   Diluted earnings per share                             $0.53  $0.33  $0.06
 ----------------------------------------------------------------------------

10. Commitments

The Company conducts its business in leased facilities with original terms of one to eleven years with renewal options for additional periods. These leases are classified as operating leases. Certain equipment, including automobiles, are leased for original terms of one to five years and are classified as oper-ating leases. Options to purchase are also included in certain equipment lease agreements. Rent expense for the years ended December 31, 1999, 1998, and 1997 was approximately $1.0 million, $0.9 million and $0.9 million, respectively.

Future minimum annual lease payments for property and equipment under lease at December 31, 1999 were as follows:

   (in thousands)
   2000                 $904
   2001                  647
   2002                  550
   2003                  468
   2004 through 2006   1,151
 ---------------------------
    Total             $3,720
 ---------------------------

The Company is party to several legal actions which are ordinary, routine liti-gation incidental to its business. The Company believes that none of those actions, either individually or in the aggregate, will have a material adverse effect on the results of operations or financial position of the Company.

11. Financial instruments with off-balance-sheet risk and concentrations of credit risks

In its normal course of business, the Company engages in consumer lending activities with a significant number of consumers (obligors) throughout the United States. In addition, the Company is party to certain off-balance-sheet financial instruments, specifically an interest rate cap, which subjects the Company to credit risk in the event market conditions cause the interest rate cap to experience an unrealized gain and the counterparty to the transaction should fail to honor the contract. The maximum risk of accounting loss from these on- and off-balance-sheet financial instruments with these counterparties, assuming all collateral is deemed worthless, is represented by their respective balance sheet amounts and the replacement cost of the off-bal-ance-sheet financial instruments. At December 31, 1999, the replacement cost for the Company's interest rate cap was not significant.

At December 31, 1999, approximately 67% of the Company's contract receivables portfolio is related to obligors in Virginia (15%), Texas (15%), Georgia (14%), California (13%) and Florida (10%). Although the Company's contract receivables portfolio includes consumers living throughout the United States, a substantial portion of the obligors' ability to honor their obligations to the Company may be dependent on economic conditions in these states.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements


12. Estimated fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," (FAS No. 107) requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments.

Fair value estimates are made at a point in time based on judgments regarding current economic conditions, interest rate risk characteristics, loss experi-ence and other relevant market data and information about the financial instrument. Many of these estimates involve uncertainties and matters of sig-nificant judgment and cannot be determined with precision. Therefore, the estimated fair value may not be realizable in a current sale of the instrument. Changes in assumptions could significantly affect the estimates.

Fair value estimates exclude all non-financial assets and liabilities including property and equipment, goodwill and other intangibles, prepaid assets, accrued liabilities, taxes payable and refundable dealer reserves. Accordingly, the estimated fair value amounts of financial instruments do not represent the entire value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments at December 31, 1999 and 1998:

Short-term financial instruments

The carrying amounts reported on the Company's balance sheet generally approxi-mate fair value for financial instruments that mature in 90 days or less, with no significant change in credit risk. The carrying amounts approximate fair value for cash and cash equivalents, restricted cash and certain other assets and liabilities. Financial instruments included in other assets and liabilities primarily include trade accounts receivable and payable.

Contract receivables

The estimated fair value of contract receivables was calculated using market rates of return required for a bulk purchase of contract receivables with simi-lar credit and interest rate characteristics. The estimated fair value of contract receivables that did not meet the criteria for a bulk purchase, gener-ally contracts that were more than 30 days past due, was calculated based upon the liquidation value of the collateral.

Revolving lines of credit, automobile-receivables notes, subordinated notes and other term debt

The estimated fair values for the revolving lines of credit, automobile receiv-ables backed notes, subordinated notes, and other term debt were based on indicative market prices for debt with similar terms and remaining maturities currently available to companies with similar credit ratings.

Interest rate protection agreements

The estimated fair value of the Company's interest rate protection agreements was based on market quotes from a financial institution at December 31, 1999 and 1998.

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

The estimated fair values of the Company's financial instruments at December 31, 1999 and 1998 were as follows:

 ------------------------------------------------------------------------------
   (in thousands)                              1999                1998
 ------------------------------------------------------------------------------
                                        Carrying Estimated  Carrying Estimated
                                         Amount  Fair Value  Amount  Fair Value
 ------------------------------------------------------------------------------
   Financial assets:
   Cash and cash equivalents              $2,290    $2,290    $1,868    $1,868
   Restricted cash                         9,563     9,563        --        --
   Net contract receivables              182,039   175,813   155,895   148,991
   Other assets                              520       520       633       633
 ------------------------------------------------------------------------------
    Total financial assets              $194,412  $188,186  $158,396  $151,492
 ------------------------------------------------------------------------------

   Financial liabilities:
   Revolving lines of credit             $94,866   $94,866  $121,281  $121,281
   Automobile receivables-backed notes    52,316    52,316        --        --
   Subordinated notes                      9,019     7,736     9,636     7,387
   Other term debt                           482       482        --        --
   Other liabilities                       2,034     2,034     1,719     1,719
 ------------------------------------------------------------------------------
    Total financial liabilities         $158,717  $157,434  $132,636  $130,387
 ------------------------------------------------------------------------------
   Off-balance-sheet financial
    instruments:
   Interest rate protection agreements        $8        $1       $21       $14
 ------------------------------------------------------------------------------

13. Segments

Operating segments are defined as components of an enterprise about which sepa-rate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

The Company is a specialty finance company with two business segments. Through TFC, the auto finance segment, the Company is engaged in purchasing and servic-ing installment sales contracts originated by automobile and motorcycle dealers involved in the sale of used automobiles, vans, light trucks, and new and used motorcycles (collectively "vehicles") throughout the United States. This seg-ment consists of two business units (i) point-of-sale which contracts are acquired on an individual basis from dealers after the Company has reviewed and approved the purchasers credit application and (ii) bulk which contracts are acquired through the purchase of dealer portfolios. Through FCF, the consumer finance segment, the Company is involved in the direct origination and servic-ing of small consumer loans through a branch network in Virginia and North Carolina. The other column consists of RI and corporate support functions not allocated to either of the business segments. All revenue is generated from external customers in the United States.

Management measures segment performance based on revenue earned (yields achieved) on the outstanding portfolio of contract receivables as well as net income before taxes.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements

The accounting policies are the same as those described in the summary of sig-nificant accounting policies.

 ----------------------------------------------------------------------------
   (In thousands)              Auto Finance Consumer Finance Other   Total
 ----------------------------------------------------------------------------
   1999
   Interest revenues              $43,742        $4,268        $--   $48,010
 ----------------------------------------------------------------------------
   Interest expense               $11,780        $1,308        $--   $13,088
 ----------------------------------------------------------------------------
   Income (loss) before
    unallocated amounts:          $12,986         $ 395      $(162)  $13,219
    Unallocated amounts:
     Intangible amortization                                          (1,091)
     Corporate expenses                                                 (694)
                                                                    --------
   Consolidated income before
    taxes                                                            $11,434
 ----------------------------------------------------------------------------
   Net contract receivables      $162,288       $19,519       $232  $182,039
   Other assets                                                       26,472
                                                                    --------
    Total assets                                                    $208,511
 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------
   1998
   Interest revenues              $35,599        $3,486        $--   $39,085
 ----------------------------------------------------------------------------
   Interest expense               $11,825        $1,127        $--   $12,952
 ----------------------------------------------------------------------------
   Income (loss) before
    unallocated amounts:           $6,395         $(347)     $(197)   $5,851
    Unallocated amounts:
     Intangible amortization                                          (1,092)
     Corporate expenses                                                 (584)
                                                                    --------
   Consolidated income before
    taxes                                                             $4,175
 ----------------------------------------------------------------------------
   Net contract receivables      $140,774       $15,118         $3  $155,895
   Other assets                                                       16,702
                                                                    --------
    Total assets                                                    $172,597
 ----------------------------------------------------------------------------
 ----------------------------------------------------------------------------
   1997
   Interest revenues              $29,631        $2,686        $--   $32,317
 ----------------------------------------------------------------------------
   Interest expense               $11,366          $653        $--   $12,019
 ----------------------------------------------------------------------------
   Income (loss) before
    unallocated amounts:           $1,822         $(228)      $346    $1,940
    Unallocated amounts:
     Intangible amortization                                          (1,091)
     Corporate expenses                                                 (142)
                                                                    --------
   Consolidated income before
    taxes                                                               $707
 ----------------------------------------------------------------------------
   Net contract receivables      $116,809       $11,694        $--  $128,503
   Other assets                                                       19,330
                                                                    --------
    Total assets                                                    $147,833
 ----------------------------------------------------------------------------

--------------------------------------------------------------------------------

 TFC Enterprises, inc.              Notes to Consolidated Financial Statements


14. Bankruptcy remote subsidiary--TFC Receivables Corporation 2

TFC Receivables Corporation 2 is a wholly-owned bankruptcy remote subsidiary of TFC that was formed in December 1999 to facilitate certain asset-backed financ-ing transactions requiring a bankruptcy remote structure. Bankruptcy remote refers to a legal structure in which it is expected that the applicable entity would not be included in any bankruptcy filing by its parent or affiliates. In December 1999, TRC issued $65.2 million of 7.50% Automobile Receivables-Backed Notes, Series 1999-A. Proceeds from the issuance were used to purchase certain assets from TFC, which collateralize the notes. At December 31, 1999, TRC had total assets of $67.2 million, of which $56.7 million represented net contract receivables, $9.6 million represented restricted cash and $0.9 million repre-sented other assets which primarily included deferred charges. All of the assets of TRC have been pledged as collateral on the 7.50% Automobile Receiv-ables-Backed Notes. None of the assets of TRC is available to pay other creditors of the Company or its affiliates. The 7.50% Automobile Receivables-Backed Notes are further discussed in Note 5 of the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.        Directors, Officers and Shareholders Information


Board of Directors *Executive Officers   Shareholder Contact  Annual Meeting




Robert S. Raley, Jr. (1)
                    Robert S. Raley, Jr. Craig D. Poppen      The annual
Chairman of the Board,                                        shareholders'
                    Chairman of the Board,                    meeting will be
                                                              held Tuesday,
                                                              May 9, 2000, at
                                                              10:00 p.m. at
                                                              the Airport
                                                              Hilton Hotel,
                                                              Norfolk,
                                                              Virginia
                                         Vice President, Treasurer
President and Chief Executive
                    President and Chief  and Chief Financial Officer
Officer             Executive Officer

                                         5425 Robin Hood Road,

                    Craig D. Poppen      Suite 101B,
Walter S. Boone, Jr. (1)(2)              Norfolk, Virginia 23513
                    Vice President, Treasurer
President, Virginia General              (757) 858-4054 ext. 355
                    and Chief Financial
Investment, Inc.    Officer              FAX: (757) 858-4093



                    Ronald G. Tray
Douglas E. Bywater (1)(3)                Transfer Agent and
                    Vice President and
Partner, Tate &     Assistant Secretary  Registrar
Bywater, Ltd.                                                 Form 10-K



                                         American Stock Transfer &
Peter H. Kamin (1)(2)                    Trust Company        Copies of TFC
General Partner,                         40 Wall Street       Enterprises,
Peak Investment, LP                                           Inc.'s Annual
                                                              Report on Form
                                                              10-K are filed
                                                              with the
                                                              Securities and
                                                              Exchange
                                                              Commission and
                                                              may be obtained
                                                              from the
                                                              Shareholder
                                                              Relations
                                                              Department,
                                         New York, New York 10005

Andrew M. Ockershausen (3)
Director of Business
Development, Home
Team Sports

Phillip R. Smiley (2)
Field Services Regional
Manager, Lockheed Martin

Linwood R. Watson (2)(3)
Thompson, Greenspon                                           5425 Robin Hood
& Co., P.C.                                                   Road,
                                                              Suite 101B,

                                                              Norfolk, Vir-
                                                              ginia 23513
(1) Member of Executive
  Committee                                                   Stock Trading


(2) Member of Audit
  Committee                                                   TFC Enterprises,
(3) Member of                                                 Inc. Common
  Compensation Committee                                      Stock trades on
                                                              The NASDAQ Stock
                                                              Market under the
                                                              symbol TFCE and
                                                              is designated a
                                                              National Market
                                                              Security. The
                                                              listing found in
                                                              most newspapers
                                                              is TFC ENT.

* As of March 2000

                                                              Independent
                                                              Auditors

                                                              Ernst & Young
                                                              LLP
                                                              901 East Cary
                                                              Street
                                                              One James Center
                                                              Richmond, Va
                                                              23218

                                                              Outside Corpo-
                                                              rate
                                                              Counsel

                                                              Williams, Mul-
                                                              len, Clark and
                                                              Dobbins
                                                              One Columbus
                                                              Center
                                                              Suite 900
                                                              Virginia Beach,
                                                              Virginia

--------------------------------------------------------------------------------

 TFC Enterprises, inc.                              TFC Officers and Locations

The Finance Company Officers*
                    Locations*

Robert S. Raley, Jr.Corporate Executive Office
                                         Clarkesville
Chairman of the     5425 Robin Hood Road,Contract Production Office
Board and Chief     Suite 101B           822 Providence Blvd
Executive Officer   Norfolk, Virginia 23513
                                         Clarkesville, Tennessee 37042

                    (757) 858-4054       (931) 906-5595
Ronald G. Tray      FAX: (757) 858-4093

                                         FAX: (931) 906-5591

President, Chief    Service Center       Columbus
Operating Officer   5425 Robin Hood Road,Contract Production Office
and Assistant       Suite 101A           2821 Warm Springs Road
Secretary           Norfolk, Virginia 23513
                                         Unit 2B

                    (757) 858-1400       Columbus, Georgia 31904
Craig D. Poppen     FAX: (757) 858-5499

                                         (706) 323-7682
Executive Vice                           FAX: (706) 321-9029
President,          Norfolk
Treasurer and       Contract Production Office
Chief Financial                          Wichita Falls
Officer             5425 Robin Hood Road,Contract Production Office
                    Suite 101A           2525 Kell Blvd., Suite 310
                    Norfolk, Virginia 23513
                                         Wichita Falls,

                    (757) 858-1400       Texas 76308
Rick S. Lieberman   FAX: (757) 858-5499

                                         (940) 763-0360
Executive Vice      Jacksonville         FAX: (940)763-0380
President and       Contract Production Office
Chief Lending                            Honolulu
Officer             8000 Arlington Expressway,
                                         Contract Production Office
                    Suite 400            3049 Ualena Street,

                    Jacksonville, Florida 32211
                                         Suite 1102
Delma H. Ambrose    (904) 725-5222       Honolulu, Hawaii 96819
Senior Vice Presi-
dent

                    FAX: (904) 725-5833

                                         (808) 838-7801
M. Patricia Piccola Killeen              Fax: (808)838-7814
Senior Vice         Contract Production Office
President, Chief                         Colorado Springs
Administrative      2201 South W.S. YoungContract Production Office
Officer &           Suite 106C           1040 South 8th Street #102
Secretary           Killeen, Texas 76543 Colorado Springs,
                    (254) 526-8390       Colorado 80906

                    FAX: (800) 221-8698
                                         (719) 473-0001
Susan Traylor       San Diego            FAX: (719) 473-9363
Vice President

                    Contract Production Office
                                         Bulk Contract Production Office
Marylou Hennessey   637 Third Ave. Suite I
                                         5425 Robin Hood Road,
Vice President

                    Chula Vista, CA 91910Suite 101A
Guy H. Putman III   (619) 425-3723       Norfolk, Virginia 23513
Vice President

                    FAX: (619) 546-0360
                                         (757) 858-1400
Kevin J. Obal       Tacoma               FAX: (757) 858-5499
Vice President

                    Contract Production Office
Ed Conaway          3640 South Cedar St #G
Controller

                    Tacoma, Washington 98409
James Ostrich       (253) 474-6445
Assistant Vice
President

                    FAX: (253) 474-0834
* As of March 2000

--------------------------------------------------------------------------------
                               1999 Annual Report

 TFC Enterprises, inc.                        FCF, Inc. Officers and Locations

First Community Finance, Inc. Officers*
                    Locations                                 Recoveries, Inc.
                                                              Officers*



Robert S. Raley,    Corporate Office     715 North Queen Street
Jr.                                                           Robert S. Raley,
                    4900 Augusta Avenue                       Jr.
                                         Kinston, North Carolina 28501
Chairman of the     Suite 104            (252) 939-1665       Chairman of the
Board               Richmond, Virginia 23230                  Board and Chief
                                         FAX: (252) 939-9521  Executive
and Executive Vice                                            Officer
President


                    (804) 353-4900
G. Kent Brooks      FAX: (804) 353-7818  1060 Tiffany Square

President and Chief Branches             Rocky Mount, North
Executive Officer                        Carolina 27804       Ronald G. Tray

                    7103 Staples Mill Rd
Walter Owings                            (252) 977-0250       President and
                    Richmond, Virginia 23228                  Assistant Secre-
Vice President and                       FAX: (252) 977-9649  tary
Secretary

                    (804) 262-7612

Robert Boykin       FAX: (804) 262-7998
                                         3308 Bragg Boulevard
Vice President and
Assistant Secretary 9903 Hull Street RoadSuite 132            Craig D. Poppen

                                                              Vice President
                                                              and Treasurer
                                         Fayetteville, North
Craig D. Poppen     Richmond, Virginia 23236
Vice President,     (804) 745-3743       Carolina 28303       M. Patricia
Treasurer and       FAX: (804) 745-3898  (910) 868-9411       Piccola
                                         FAX: (910) 868-9013  Secretary
Chief Financial
Officer



* As of March 2000  101-A North
                    Brunswick Avenue                          John M. Paris,
                                                              Jr.
                                         4119-D Arendell Street
                                         Wellons Center
                    South Hill, Virginia 23970
                    (804) 447-5778       Morehead City,       Assistant Secre-
                    FAX: (804) 447-6077  North                tary
                                         Carolina 28557


                                         (252) 247-2494       Corporate Office
                    1327-B West Broad Street
                                         FAX: (252) 247-1189  5425 Robin Hood
                    Waynesboro, Virginia 22980                Rd

                    (540) 946-2633
                    FAX: (540) 946-2601  715 Gum Branch       Norfolk, Vir-
                                         Center, Unit #4      ginia 23513

                    150 Walker Street    Jacksonville,        (757) 858-1400
                                         North                FAX: (757) 858-
                                         Carolina 28546       5499
                    Lexington, Virginia 24450
                    (540) 464-3160
                    FAX: (540) 464-1760  (910) 455-8818
                                         FAX: (910) 455-9440


                    Washington Square
                    Shopping Center      2326 Forest Hills Road
                    5338-E George        Wilson, North Carolina 27893
                    Washington Memo-     (252) 234-2754
                    rial Hwy.            FAX: (252) 234-2752

                    Grafton, Virginia 23692
                    (757) 874-6775       2408 ML King JR Blvd.
                    FAX: (757) 874-6090  Suite A
                                         New Bern, North Carolina 28652

                    1312-C West Grant-   (252) 635-9945
                    ham Street           FAX: (252) 635-9961
                    Goldsboro, North
                    Carolina 27530

                                         421 Warsaw Road
                    (919) 736-9912       Clinton, North Carolina 28328
                    FAX: (919) 736-9807  (910) 596-0707
                                         FAX: (910) 596-0495


                    232 Greenville
                    Blvd. S. E.          2252 North Main Street
                                         Tarboro, North Carolina 27889
                    Greenville, North Carolina 27858
                    (252) 355-7540       (252) 824-8066
                    FAX: (252) 355-0050  FAX: (252) 824-8069

--------------------------------------------------------------------------------

40